3/16.

04010614

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dexia Belgium

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4606 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/16/04

DEXIA

MAR 15 2004

AR

ACTIVITY REPORT YEAR & Q4 2003

2003

ACTIVITY REPORT YEAR & Q4 2003

FINANCIAL HIGHLIGHTS

in millions of EUR, except where indicated	Q4 2002	Q4 2003	Q4 2003/ Q4 2002	year 2002	year 2003	2003/ 2002
STATEMENT OF INCOME KEY FIGURES [1]						
Revenues	1,277	1,271	-0.5%	5,157	5,160	+0.1%
Costs	(679)	(802)	+18.1%	(3,037)	(3,055)	+0.6%
Gross operating income	598	469	-21.6%	2,120	2,104	-0.7%
Cost of risk	(140)	(56)	-59.7%	(722)	(176)	-75.7%
Operating income	458	412	-9.9%	1,398	1,929	+37.9%
Net income	342	328	-4.2%	1,299	1,431	+10.2%
Earnings per share (EUR)[2]	0.30	0.29		1.13	1.24	+9.5%
KEY RATIOS						
Profit margin[3]	28.4%	27.5%		26.9%	29.3%	
Cost/income ratio[4]	53.2%	63.1%		58.9%	59.2%	
Annualized return on equity[5]	16.7%	14.9%		16.2%	16.5%	

in millions of EUR, except where indicated	Q4 2002	Q4 2003	Q4 2003/ Q4 2002	year 2002	year 2003	2003/ 2002
UNDERLYING STATEMENT OF INCOME [6]						
Revenues	1,323	1,261	-4.7%	4,953	5,140	+3.8%
Costs	(772)	(794)	+2.9%	(3,028)	(3,018)	-0.3%
Gross operating income	552	467	-15.4%	1,925	2,121	+10.2%
Cost of risk	(128)	(56)	-56.0%	(269)	(158)	-41.0%
Operating income	424	410	-3.2%	1,656	1,963	+18.5%
Net income	344	293	-14.9%	1,183	1,363	+15.2%
UNDERLYING KEY RATIOS						
Underlying cost/income ratio[7]	58.3%	63.0%		61.1%	58.7%	
Annualized underlying cost of risk banking activities[8]	0.22%	0.09%		0.10%	0.06%	

in millions of EUR, except where indicated	year 2002	year 2003	2003/ 2002
BALANCE-SHEET KEY FIGURES			
Total assets	350,924	349,888	-0.3%
Shareholders' equity	9,090	9,790	+7.7%
Customer loans	157,773	161,941	+2.6%
Customer deposits	85,322	92,343	+8.2%
Debt securities	146,505	134,905	-7.9%
Net assets per share (EUR)[9]	8.79	9.25	+5.2%
CAPITAL ADEQUACY			
Tier 1 ratio[10]	9.3%	9.9%	
Capital adequacy ratio[10]	10.7%	11.2%	
Risk-weighted assets	109,365	106,540	

1 Restated for Q4 2002 and full year 2002.
2 Net income / weighted average number of shares.
3 The ratio between the net income before minority interests and the revenues.
4 The ratio between the costs and the revenues.
5 The ratio between the annualized net income and the weighted average shareholders' equity (excluding GBRR and after income appropriation). If the goodwill related to the share exchange offer on Dexia BIL shares (in 1999), the goodwill related to the acquisitions of FSA and Labouchere (in 2000) and the goodwill related to the acquisitions of Artesia BC, Kempen & Co and Financière Opale Group (in 2001) had been activated and amortized over a period of 20 years, the ROE would have totalled 2.7% in 2002 and 7.1% in 2003.
6 i.e. excluding exceptional and nonrecurring items; pro forma for Q4 2002 and full year 2002.
7 The ratio between the underlying costs and the underlying revenues.
8 The ratio between the underlying net cost of risk for the banking activities (i.e. excluding credit enhancement) and the gross outstanding customer loans and off-balance sheet financing commitments (annualized for quarterly data).
9 Net assets including GBBR group share, after deduction of treasury shares (based on the number of shares at year end).
10 The profit for the financial year minus the proposed dividend is included in the shareholders' equity.

CONTENTS

I MESSAGE FROM THE CHAIRMAN OF THE MANAGEMENT BOARD



© Michel Labelle, 2001

Business environment over the course of 2003 has been one of extraordinary contrasts. The first few months of the year offered one of the bleakest visibility ever. This was followed by the general regaining of confidence against a background of improving economic indicators and fewer concerns regarding corporate credit risks in the USA. At the same time, the euro/dollar parity moved at a very fast pace, while interest rates remained at record low levels.

Dexia managed to perform well in this context. We left behind the very difficult scene of 2002 and proved again the virtues of our strategy and the robustness of our business portfolio. Earnings have resumed a healthy growth trend, even more so on the basis of underlying results.

Public Finance in 2003 was, by any measure, a record year in terms of originâtions, growth of outstandings, revenues and bottom line profit. Business conditions were particularly favorable, both in Europe and even more so in the USA, where the performances of Dexia New York and Financial Security Assurance have excelled.

In Retail Financial Services, 2003 confirmed the successful integration of Artesia BC and Dexia Bank Belgium. This integration is still underway but is presently far ahead of its initial schedule. Despite the management effort that this project requires, Dexia Bank Belgium was able to retain its market position, against fierce competition, while at the same time increasing its revenues.

Progress was made in Investment Management Services at the end of the year. But the equity market environment was still too uncertain to radically modify the typical clients' appetite for these types of services leaving the revenue base still under some pressure. Regarding the difficult case of the "Legiolease" business in the Netherlands, the solutions devised in 2002 by Dexia have been efficiently put into place. A very satisfactory level of positive responses was obtained on the commercial offer extended to those customers likely to terminate their contracts with a residual debt. At the same time, natural redemptions of contracts and agreed extensions and the improvement of the Amsterdam stock market have contributed to reducing the risk for the bank on outstanding credits. With a view to being totally transparent about this situation, Dexia has regularly published up-to-date information about risks and litigations, and a complete disclosure thereon is given in this report.

Looking back at our objectives for 2003, we are satisfied that we have achieved them all, leading to the expected 10% growth of our earnings per share. Furthermore, we have been able to allocate over EUR 400 million to share buy backs. The past year has thus happily marked the resumption of a long tradition of earnings per share growth, one of the key attractions of Dexia share to investors.

Looking ahead, we are facing promising challenges in an environment where, nevertheless, uncertainties did not dissipate. We have reason to hope that business will be better for Dexia in the two markets where the Group operates. Local public institutions and related markets are likely to use more Dexia products and services. Likewise, for clients of the personal sector, we feel better equipped, as each year passes, to meet their needs with better cost efficiency and without reducing the level of service. All our forces are fit to perform their various missions and fulfill their objectives in this respect.

Our Public Finance units are increasingly present wherever there is business to be made, whether in terms of geographic presence, product offer, or innovative schemes. The urge to develop, maintain or bring up to standard essential infrastructures is increasing everywhere in the world. There is no doubt that it will continue to grow over the coming years. Dexia foresees a vast field of opportunities for itself, on the strength of its expertise and its role as the bank of sustainable development.

Our Retail Distribution capabilities, which today are principally concentrated in Belgium and Luxembourg, are under a single brand and using a single technology platform to improve marketing and client relations. Lastly, our factories, i.e. the units where our products are conceived and engineered, are continuously finding ways to improve cost effectiveness and product performance. Dexia will continue to promote, manufacture and actively distribute socially responsible investment products, and remains committed to retaining its leaderships in this area.

The organization of corporate management is also under change in order to reinforce Dexia as a Group. One instance of this change concerns Cost Management: we have appointed a new member to the Management Board as Chief Operations and Technology Officer to identify and extract cost savings at the Group level, i.e. over and above the efficiency programs of each entity. Financial reporting has been strengthened as a Group function, with a view to enhance corporate management information and improve reactivity.

Last but not least, Dexia will continue to regard shareholder satisfaction as a crucial priority. The improvement in operating ratios and profitability are key items on the agenda, along with the resumption of earnings per share growth. Dividend policy will be maintained with a high level of cash payout. The proposed dividend in 2003 is up 10.4%. In the future, management will strive to deliver similar progressions. As for corporate governance, this is an area where the high level of standards and corporate commitment will never be allowed to diminish. And finally, sustainable development is and will continue to determine everyone's behavior in the Dexia family.

Dexia is, I am convinced, on the right road to continue delivering value for many more years.

PIERRE RICHARD,
Group Chief Executive Officer
Chairman of the Management Board

II THE DEXIA GROUP

CORPORATE PROFILE

THE ACTIVITIES OF DEXIA


DEXIA
Public/Project Finance and Credit Enhancement
Retail Financial Services
Investment Management Services
Treasury and Financial Markets

A key player in the European financial sector

Dexia was born out of the alliance in 1996, of the two major European players in local public finance: Crédit local de France and Crédit Communal de Belgique. Both institutions, together with Banque Internationale à Luxembourg (BIL), were united under the name Dexia in 1999. This was one of the very first cross-border mergers in the European banking sector. Today, Dexia ranks as one of the top fifteen banks in the euro zone.

Dexia, the bank of sustainable development

The very nature of Dexia's activities, its roots and the values to which it is committed, give the Group its distinctive identity, in the financial industry, as the bank of sustainable development.

Historically, Dexia's long-term intervention horizon, proximity to customers, and its socially responsible corporate culture are the basis of its commitment to sustainable development.

That commitment is defined by the very nature of its main business line: local public finance. This activity caters to essential public services and improvements to the everyday quality of life, particularly in the fields of transport, education, health, social housing and the environment.

That commitment also applies in Retail Financial Services which are delivered in a manner always respectful of common interests, in terms of good relationship with customers and in terms of product offer.

Sustainable development thus constitutes an essential dimension of value creation. It represents a constant objective in the relationships with customers, staff and shareholders.

Serving two markets

The Group's reputation, the skills of its staff and the architecture of its information systems are aligned exclusively to two markets:

- on the one hand, the local public institutions and semi-public and private companies associated with this market. Dexia knows them well and develops a major part of its activities with them, worldwide;
- the other one is the market of individuals, professionals and small companies where Dexia is a major player in the Benelux.

All of Dexia's resources are deployed with a view to providing customers in these two markets with the most innovative products and services available, through the best suited and most efficient channels of distribution.

World leader in financial services to the local public sector

Since its creation in 1996, the Group, through Dexia Crédit Local, has been Europe's leading bank in the local public finance market. Its North American subsidiary, Financial Security Assurance (FSA), is one of the market leaders in credit enhancement of US municipal bonds. Together,

they place Dexia in a position of worldwide supremacy. This business line, for which the Group is deservedly renowned, is the greatest contributor to Group results.

Retail Financial Services

The Group's historic preeminence in the local public sector in Belgium is supported by its large network of local branches. This significant commercial presence was increased by the 2001 acquisition of Artesia Banking Corporation and in particular the BACOB Bank network. Since that acquisition, Dexia Bank has established itself as one of the three leading banks in Belgium. It offers domestic customers, professionals and small and medium-sized companies a comprehensive range of retail banking and insurance services. Dexia BIL stands out as one of the leading banks in Luxembourg.

Investment Management Services

Since its creation, the Group has drawn on the expertise and business of Dexia BIL in Luxembourg to develop many specializations in Investment Management Services. These include Private Banking, Fund Administration, Institutional and Mutual Fund Management. The latter includes a range of ethical funds distributed throughout Europe.

Treasury and Financial Markets

As a result of the large volumes of its long-term bond issues – the majority of which are rated AAA – Dexia also has a global presence in Treasury and Financial Markets, providing it and its customers with the best possible access to funding.

Dexia is one of the highest-rated financial institutions in the world; most Group companies are rated AA or AAA.

HISTORY OF THE GROUP

1860

Creation of Crédit Communal de Belgique.

1987

Creation of Crédit local de France.

1991

- First listing Crédit local de France on the Paris Stock Exchange.
- Crédit Communal de Belgique becomes majority shareholder of Banque Internationale à Luxembourg (BIL), the oldest established Luxembourg bank (1856).

1996

Creation of Dexia, through a business alliance between Crédit Communal de Belgique and Crédit local de France. The two partners begin operating as a Group under a structure organized around two holding companies: Dexia Belgium, listed on the Brussels Stock Exchange (BEL20-index), and Dexia France listed on the Paris Stock Exchange (CAC 40-index).

1997

Acquisition of a 40% stake in Crediop, a leading player in the Italian local public finance market.

1999

- April: buyout of BIL's minority shareholders.
- June: Dexia becomes majority shareholder of Crediop (60%).
- June: acquisition in Belgium of Elvia Assurances, renamed Dexia Insurance.
- December: creation of a single holding company, Dexia, by means of a public offer by Dexia Belgium on Dexia France shares. Dexia is quoted in Brussels, Paris and Luxembourg. A unified management structure is established for the entire Group.

2000

Dexia acquires FSA, a leading company in credit enhancement for municipal bond issuers in the USA and Bank Labouchere in the Netherlands.

2001

- July: Dexia acquires Artesia Banking Corporation in Belgium through a capital increase reserved to Arcofin, Artesia BC's former quasi-sole shareholder.
- July: Dexia acquires Kempen & Co through a public tender bid.
- December: increase of the equity interest in Dexia Crediop from 60% to 70%.

2002

- January: Dexiam and Cordius Asset Management, Artesia BC's subsidiary, merge to form Dexia Asset Management.
- April: Dexia Bank, Artesia Banking Corporation, BACOB and Artesia Services merge under the name "Dexia Bank Belgium" (or Dexia Bank in brief).
- May: increase of the equity interest in DVV Insurance, from 82% to 99%.

2003

- July: Dexia Bank Belgium sells its minority stake in Landbouwkrediet NV.
- September: Dexia Group takes over the stake of the minority shareholders in its German subsidiary Dexia Hypothekenbank Berlin (DHBB), active in local public finance.

SIMPLIFIED GROUP STRUCTURE

Dexia
HQ: Brussels

[illegible]

Dexia Bank
HQ: Brussels

Major subsidiaries

						Insurance	
100%	100%	100%	70%	100%	100%	100%	99%
FSA	Dexia Municipal Agency	Dexia Hypotheken-bank Berlin	Dexia Crediop	Dexia Asset Management	Dexia Nederland Holding	Dexia Insurance	DVV Insurance

CORPORATE GOVERNANCE

Dexia works to apply the best principles of corporate governance by adapting or modifying its organization, discipline and internal rules, to the many changes in this area. In 2003, Dexia transposed into its body of rules the latest guidelines governing the independence of Board members and the independence of auditors. In both areas, Dexia not only transposed the rules resulting from the Belgian "Corporate Governance" law of August 2, 2002 and the royal decrees for its implementation adopted in 2003, but it also included international standards of corporate governance, particularly the criteria for independent Board members defined in the "Bouton" report published in 2002 under the aegis of the French Employers Association, MEDEF.

SHAREHOLDERS RELATIONS

Relations with individual shareholders

Dexia has always been attentive to the quality of its relations with individual shareholders. Over the years, Dexia has developed a mechanism to provide rigorous, regular and interactive information.

The European club for individual shareholders

The club today has nearly 16,000 members, primarily Belgian and French shareholders. The club is a center for the distribution of financial information to shareholders who want to follow changes in the Group through publications and documents designed specifically for them.

Information media

At least three times a year, Dexia publishes a newsletter for shareholders in French and Dutch. These newsletters are sent to club members and to shareholders who request it. They are also available on the website. A condensed annual report, designed particularly for individual shareholders, is available in English, French and Dutch. In addition, Dexia also publishes financial notices on its quarterly, half-year and annual results in the Belgian, French, Luxembourg and British press. The *shareholders' guide* issued in 2002 was updated and reprinted in early 2003. This practical tool is designed to provide individual investors with more information about the Group. It also highlights the specific tax issues on Dexia shares in Belgium and France, depending on the country of residence.

The Internet site

This is a very complete information tool which is regularly updated. Significantly restructured in 2003, it has been designed using a portal logic to concentrate a maximum amount of information on the home page, strengthen the teaching dimension, and offer visitors to the site a number of services, such as registration for mailing list or alerts about new press statements. Since it was renovated in October 2003, the Dexia site had 35,000 visits.

The European Advisory Committee of Individual Shareholders

Established in June 2001, the Advisory Committee is an important relay for the transmission of information to the other individual shareholders of the Group. Its primary mission is to optimize the Group's communication to these shareholders. The membership of the committee reflects the European identity of the Group with three Belgian shareholders, four French shareholders, and two Luxembourg shareholders currently. Three new members, one Belgian and two Luxembourg shareholders, will soon join the nine current members.

Relations with institutional shareholders

Relations with institutional shareholders, which hold more than 25% of the capital, are extremely important to Dexia. For this purpose, the Investor Relations Department deploys two teams, one based in Brussels and the other in Paris, who are in charge of the development of the information media and maintaining relations with investors and analysts. Every year, the department publishes a minimum of four Activity Reports, four Results Presentations in the form of visuals, five Press Releases concerning the activity and the financial results. In addition, the department issues press releases on events, and presentations on general or specific matters. These documents are systematically distributed to investors who have requested them. All financial information on Dexia, and publications listed above are also available on the website www.dexia.com on the page "You are an Investor", and is thus accessible to everyone. In 2003, Dexia released 21 publications (4 Activity Reports, 7 Presentations, and 10 Press Releases).

After each presentation of results, private meetings are organized with institutional investors. These meetings provide an opportunity to answer their questions about the Group's strategy and results. The meetings are held either as One-on-Ones between the investor and one or more members of the Management Board, or as group meetings. In 2003, the Management of the Group, assisted by the Investor Relations team, met individually with 648 investors, in 28 cities, in 17 countries around the world.

BOARD OF DIRECTORS

Members of the Board of Directors (as of December 31, 2003)

As of December 31, 2003, the Board of Directors was composed of eighteen members.

The Board of Directors reflects the European presence of the Group with five nationalities represented. There are also the same number of French and Belgian directors, consistent with Dexia's Franco-Belgian legal identity, with each nationality representing at least one third of the Board.

Independent directors

As of December 31, 2002, there were 12 independent directors, out of a total of 20 directors, on the Dexia Board. The high number of independent directors was the result of the combined application of the criteria stipulated by Article 524 of the Belgian Corporate Code and the recommendations of the "Bouton" report. Based on these criteria, the Dexia Board of Directors had 10 independent directors out of a total membership of 18 as of December 31, 2003.

In order to reflect the size of the Dexia Group and to ensure greater credibility with respect to the criteria for independence that it intends to apply to its members, the Board of Directors, at its meeting of February 5, 2004, decided to apply[1] criteria for independence that are even stricter than the criteria stipulated by Belgian law and by the governance principles recommended by the "Bouton" report.

The criteria are as follows:

1. For a period of two years prior to his/her nomination as an independent director, said director may not have held a position or mandate as director, manager, or member of the Management Board, or have been delegated for daily management duties, or served as a manager or employee of Dexia SA, or with any company or person affiliated with Dexia SA or that is part of the consolidated Group of Dexia SA (this condition does not apply if the term of an independent director is renewed).

2. An independent director may not be a director of Dexia SA for more than twelve years (the loss of status as an independent director under this criterion occurs only at the expiration of the term in which the 12-year period has been exceeded); the loss of status of independent director at the end of this 12-year period does not prevent renewal of his/her term as a non-independent director.

3. An independent director may not have, either in Dexia SA or in a company affiliated with Dexia SA, a spouse, a person with whom he/she legally cohabits, a parent or a family member up to the second degree, who holds a position as director, manager, member of the Management Board, responsibility for daily manage-

1 For the operations aimed at Article 524 of the Belgian Corporate Code, the criteria for independence stated by this article will apply.

ment, or manager, or who holds a financial interest as defined in point 4 below.

4. An independent director, his/her spouse or the person with whom he/she legally cohabits, parents or relatives up to the second degree may not hold securities representing 3% or more of the capital stock or of a class of Dexia SA shares. If these persons hold rights representing less than 3% of the capital or of a class of Dexia SA shares, these rights may not exceed said 3% limit when they are added to those held by the companies that are controlled by the independent director; finally, the disposition of said shares or the exercise of the rights attaching to said shares may not be subject to contractual provisions or unilateral commitments undertaken by the independent director.

5. An independent director may not be an executive director in a company in which Dexia SA is a director, either directly or indirectly.

6. An independent director may not be (or be directly or indirectly linked to) a significant customer, supplier, investment banker, or financial banker (i) of Dexia SA or of a company affiliated with Dexia SA; or (ii) for whom Dexia SA or a company affiliated with Dexia SA represents a significant portion of its business.

7. An independent director may not have served as an auditor of Dexia SA within the previous five years.

8. An independent director may not represent a shareholder that holds, alone or in concert with one or more shareholders, more than 5% of the capital of Dexia SA.

9. A director is independent when he/she has no relationship of any kind with Dexia SA, a company affiliated with Dexia SA, or the management of Dexia SA, which might compromise the exercise of his freedom of judgment. He may not have any relationship with any other company that could call into question his/her independence.

The Board of Directors determines the application of the abovementioned criteria for independence to each of its members on the proposal of the Appointments Committee.

Given these criteria, the Board of Directors had nine independent directors: Anne-Claire Taittinger, Gilles Benoist, Thierry Breton, Denis Kessler, André Levy-Lang, Roberto Mazzotta, Gaston Schwertzer, Sir Brian Unwin and Anne-Marie Idrac (as of March 4, 2004) replacing Paul-Louis Halley, deceased.

Non-executive members of the Board of Directors

Non-executive members of the Board of Directors exercise no management functions in the company or any of its subsidiaries. Except for Pierre Richard, who is both Chief Executive Officer and Chairman of the Management Board, the other members of the Board of Directors are all non-executive members.

Separation of the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO)

The bylaws of the company specifically define the rule requiring that the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO) cannot be exercised by the same person. They must necessarily be entrusted to different individuals of different nationalities, even when the Chairman of the Board of Directors is unable to preside and is replaced by another member of the Board.

Term of office

The term of office of the members of the Board elected as of May 7, 2002 is a maximum of four years. In this way, Dexia is aligning its practice with recent recommendations on good governance in this regard.

Responsibilities of the Board of Directors

The Board of Directors determines the strategic objectives and the general policy of both the parent company and the Group. It oversees and sets guidelines for management. The Board of Directors appoints the members of the Management Board, approves the measures required to achieve the strategic objectives it defines, monitors implementation of the company's management and control programs, and reports to shareholders.

Operation of the Board of Directors

Board of Directors internal code of rules

Since its creation in 1999, the Board of Directors has operated according to an internal code of rules (hereinafter the "Code"). Amended on several occasions, the Code sets rules and recommendations designed to guarantee the full exercise of power by the Board of Directors and to optimize the contribution of each member of the Board.

The Code defines the rights and obligations of the members of the Board in the exercise of their duties, operating and evaluation guidelines, relations with the Management Board, and the organization and operation of the Board's specialized committees (see hereafter), as well as a procedure to prevent and settle conflicts of interests.

BOARD OF DIRECTORS AS OF DECEMBER 31, 2003[1]

Name, age, nationality, committees, shareholding in Dexia	Term	Primary position	Other positions
François NARMON, 69 Belgian *Member of the Strategy Committee, the Compensation Committee and the Appointments Committee* Director since 1996 Holds 7,060 Dexia shares	2002-2006	*Chairman of the Board of Directors,* Dexia	*Chairman of the Board of Directors:* - Dexia BIL - DVV Insurance - Dexia Insurance *Chairman:* - Belgian Olympic and Interfederal Committee *Vice Chairman:* - Société Monégasque de Banque Privée *Member:* - International Olympic Committee
Pierre RICHARD, 62 French *Member of the Strategy Committee and the Appointments Committee* Director since 1996 Holds 29,350 Dexia shares	2002-2006	*Group Chief Executive Officer and Chairman of the Management Board,* Dexia	*Director:* - Crédit du Nord - Le Monde - Air France - European Investment Bank - Generali France Holding - Companies belonging to the Dexia Group (Dexia Bank Belgium, Dexia Crédit Local, Dexia BIL, Financial Security Assurance)
Eric ANDRÉ, 49 Belgian *Member of the Audit Committee* Director since 2002 Holds 1,500 Dexia shares	2002-2006	*Alderman of finance,* Uccle	*President:* - Record SCRL - DB Associates SA - Association de la Ville et des Communes de la Région de Bruxelles-Capitale *Vice President:* - Association des Villes et des Communes de Belgique
Gilles BENOIST, 57 French *Member of the Audit Committee* Independent director Director since 1999 Holds 300 Dexia shares	2000-2006	*Chairman of the Management Board,* CNP Assurances	*Member of the Management Board:* - Groupe Caisse des dépôts *Member of the Supervisory Board:* - CDC IXIS
Rik BRANSON, 59 Belgian *Member of the Strategy Committee and the Appointments Committee* Director since 2001 Holds no Dexia shares	2002-2006	*Chairman of the Management Board,* Arcofin	*Chairman of the Management Board:* - Arcopar - Arcoplus - Auxipar *Censor:* - National Bank of Belgium
Thierry BRETON, 48 French Independent director Director since 2000 Holds 1,230 Dexia shares	2001-2007	*Chairman and Chief Executive Officer,* France Telecom	*Chairman of the Board of Directors:* - Thomson SA - Orange *Director:* - Schneider Electric - Thomson Multimedia *Member of the Supervisory Board:* - AXA
Guy BURTON, 55 Belgian Director since 2001 Holds 2,000 Dexia shares	2003-2007	*Chief Executive Officer and Chairman of the Management Board,* Ethias	*Chairman of the Board of Directors:* - Union des associations d'assurance mutuelle - Naviga – Mauretus SA - Network Research Belgium - Incotech - Ame Life Lux
Karel DE GUCHT, 49 Belgian *Member of the Strategy Committee and the Appointments Committee* Director since 1996 Holds no Dexia shares	2002-2006	*Lecturer in European law* at Vrije Universiteit Brussel *Municipal Councillor,* Berlare	*Director:* - Gemeentelijk Havenbedrijf Antwerpen NV - Merit Capital Group NV *Member of the Diamond High Council*
Didier DONFUT, 47 Belgian Director since 1999 Holds 500 Dexia shares	2000-2006	*Burgomaster,* Frameries	*President:* - Communauté urbaine de Mons *Vice Chairman of the Board of Directors:* - Société Publique d'Electricité
Paul-Louis HALLEY French Deceased on December 6, 2003 *Member of the Compensation Committee* Independent director Director since 2002	2002-2003	*Director, Chairman of the Strategy Committee,* Carrefour	*Chairman of the Board of Directors:* - Eurocommerce *Director:* - BNP Paribas *Member of the Advisory Board:* - Banque de France
Denis KESSLER, 51 French *Member of the Strategy Committee and the Appointments Committee* Independent director Director since 1999 Holds 25,285 Dexia shares	2000-2006	*Chairman and Chief Executive Officer,* SCOR Group	*President:* - SCOR Life US Reinsurance (USA) - SCOR Reinsurance Company Corporate (USA) France - SCOR US Corporation (USA) *Director:* - BNP Paribas - Bolloré Investissement SA - Dassault Aviation - Cogedim - AMVESCAP Plc

Name, age, nationality, committees, shareholding in Dexia	Term	Primary position	Other positions
André LEVY-LANG, 66 French *Member of the Strategy Committee and the Appointments Committee* Independent director Director since 2000 Holds 38,000 Dexia shares	2000-2006	*Associate Professor [émérite],* Université Paris-Dauphine	*Director:* - Schlumberger - AGF - Institut Europlace de Finance - SCOR - Hôpital Américain de Paris
Francis MAYER, 54 French Director since 2003 Holds no Dexia shares	2003-2004	*Chief Executive Officer,* Caisse des Dépôts et Consignations	*Member of the Supervisory Board (permanent representative):* - CNP Assurances *Chairman of the Supervisory Board:* - CDC IXIS *Vice Chairman of the Supervisory Board:* - CNCEP *Director (permanent representative):* - C3D *Director:* - Véolia Environnement - Casino Guichard-Perrachon
Roberto MAZZOTTA, 63 Italian Independent director Director since 2001 Holds no Dexia shares	2002-2006	*Chairman,* Banca Popolare di Milano	*Vice Chairman of the Board of Directors:* - Associazione Bancaria Italiana *Director:* - Associazione Nazionale Banche Popolari
Jan RENDERS, 54 Belgian Director since 2003 Holds no Dexia shares	2003-2004	*Chairman* of ACW	*Chairman of the Board of Directors:* - HIVA - Arcopar - Arcofin *Member of the Board of Directors:* - IDEWE - IBEVE
Gaston SCHWERTZER, 71 Luxembourg Independent director Director since 1999 Holds 55,660 Dexia shares	2000-2006	*Doctor of law,* company director	*Chairman of the Board of Directors:* - Luxempart and Luxempart Energie - Sichel - Presta-Gaz - Le Foyer, Patrimonium et Associés *Director delegate:* - Audiolux *Director:* - S.E.S. Global - Société électrique de l'Our - Foyer Finance - Paul Würth - Puilaetco Luxembourg
Anne-Claire TAITTINGER, 54 French *Member of the Audit Committee and the Compensation Committee (since February 5, 2004)* Independent director Director since 2001 Holds 1,000 Dexia shares	2001-2007	*Chairwoman of the Supervisory Board,* Groupe Taittinger *Chief Executive Officer,* Société du Louvre - Groupe du Louvre	*Chairwoman of the Board of Directors:* - Baccarat *Chairwoman:* - Société Immobilière de la Tour La Fayette *Director (permanent representative) of Groupe Taittinger to Taittinger CCVC*
Marc TINANT, 49 Belgian *Member of the Audit Committee* Director since 2001 Holds 100 Dexia shares	2002-2006	*Member of the Management Board,* Arcofin	*Director:* - Arcoplus - Auxipar - Arcopar - Retail Estates *Chief Executive Officer and Vice Chairman of the Board of Directors:* - EPC
Sir Brian UNWIN, 68 British *Member of the Compensation Committee* Independent Director Director since 2000 Holds no Dexia shares	2000-2006	*Chairman,* Assettrust Housing Limited	*Honorary Chairman:* - European Investment Bank *Chairman of the Board of Directors:* - European Center for Nature Conservation *Director:* - English National Opera Company - Federal Trust for Education and Research *Companion:* - British Institute of Management *Member of the Executive Council:* - Britain in Europe

OBSERVER: Frank Beke, 57 Belgian Holds 1,400 Dexia shares Observer since 2001	2002-2006	*Burgomaster* of Ghent	

1 Article 2 of the law of August 6, 1931 (M.B. August 14, 1931) forbids ministers, former ministers and State Ministers, as well as members and former members of Legislative Assemblees to mention their status as such in acts and publications of profit-making companies.

Directors' rights specified in the Code include the right of all directors to receive all the information required to satisfactorily carry out their duties, in particular information concerning strategy.

On the subject of directors' duties, the Code imposes a series of rules designed to guarantee the independence of Board members, which specify that they must act in the company's interests, deemed to be the interests of the shareholders as a whole, and those of the company's and the Group's customers and employees. Directors must generally ensure that they serve the Board completely independently of the interests of all parties outside the company. Directors also undertake to participate actively in the work of the Board and its specialized committees to which they belong, for which the first condition is regular attendance at meetings. They are requested to attend at least three-fourths of the meetings.

In a further measure designed to guarantee independent action of the Board, and in accordance with regulations concerning insider trading, the Code also imposes a series of strict rules designed (i) to ensure complete transparency of trading of Dexia shares, by requiring directors to make regular formal declarations to the Chief Compliance Officer, and (ii) to prohibit certain types of transactions, even all transactions during specified periods, unless approved by the Chief Compliance Officer.

Furthermore, the Code establishes rules concerning membership, operation and responsibilities of the specialized committees composed of members of the Board of Directors and acting under its authority. These rules are specified below for each specialized committee.

The Code also stipulates that when they must approve issues related to the strategy or the general policy of the Group, the Board of Directors and the Strategy Committee may consider any question, but they are required to obtain the prior – but non-binding – opinion of the Management Board.

Finally, the Code provides a detailed procedure to be applied when a director has, directly or indirectly, an adverse interest in a decision or operation to be decided by the Board of Directors.

Activity of the Board of Directors in 2003

- The Board of Directors met seven times in 2003. The directors' attendance rate at Board meetings was 84.8%.

- Besides the statutory appointments, the main issues examined by the Board of Directors were as follows:

  - discussion and approval of the 2002 company and consolidated financial statements and a review of the Group's business results for the 2002 financial year;
  - discussion and approval of the company and consolidated interim financial statements as of March 31, June 30, and September 30, 2003 and a review of the Group's business results for the same periods;
  - discussion and approval of the Dexia Group's budget for 2003;
  - discussion and approval of the audit program for 2003;
  - discussions and approval of the principal elements of the new organization of the Group that was implemented as of January 1, 2004;
  - discussion and decisions following the self-evaluation of the Board of Directors;
  - discussion and approval of the compliance charter and action plan;
  - discussion and reading of the internal audit report and the report on risk assessing and monitoring in 2002;
  - periodic reports of the Audit Committee;
  - monitoring of the Artesia BC acquisition, the merger and integration of Dexia Bank and Artesia BC, and monitoring of the integration of these two entities;
  - monitoring of Dexia Bank Nederland;
  - monitoring of the Lernout & Hauspie matter;
  - Employee share issue (for Company and Group employees) and Stock Option Plan for 2003;
  - the reports of the Strategy, Compensation and Appointments Committees;
  - strategy and processing of transactions on own shares;
  - review of the Board's internal code of rules, the internal rules of the Management Board, and the protocol concerning the prudential structure of the Dexia Group following, amongst other, the entering into force of the Belgian "corporate governance" law of August 2, 2002;
  - changes to the audit charter;
  - calling and setting the agenda for and the resolutions to be submitted to the Ordinary and Extraordinary Shareholders' Meetings.

- Each quarter, the Chief Executive Officer provides a report to the members of the Board of Directors in advance of the relevant Board meeting on the activities of the different entities and their subsidiaries. This report focuses on the Group's four key business lines and gives a detailed picture of Dexia's position in each of these domains.

- Between meetings of the Board of Directors, the Chief Executive Officer also sends to directors an information letter on major events in the life of the Dexia Group.

Self-assessment

The Board conducted a self-assessment during 2003.

Overall, the 82% satisfaction rate expressed by members of the Board in the questions asked may be considered very satisfactory.

The decisions made to respond to the wishes expressed by the Board members included the following points:

- strengthen the role of the Strategy Committee;
- increase the minimum number of meetings of the Audit Committee (from 3 to 4);
- increase the length of the meetings of the Board of Directors;
- conduct an annual self-assessment;
- possibility for the Chairman of the Board to request information or assign missions to the Group's general auditor.

Directors' compensation

In 2002, Dexia SA's Ordinary General Meeting resolved to grant maximum global annual directors' remuneration of EUR 700,000. This Meeting also authorized the Board to determine the practical procedures and individual allocation of this remuneration.

At its meeting held on May 23, 2002, the Board of Directors resolved to grant each director a fixed remuneration of EUR 20,000 (EUR 5,000 per quarter), and directors' fees (variable remuneration) of EUR 2,000 per Board meeting or specialized committee meeting.

Directors who have been in office for less than one full year shall earn a proportion of this fixed fee equivalent to the number of quarters during which they have effectively been in office.

The Chairman of the Board of Directors does not receive any compensation for his position as director. However, at its meeting on March 13, 2000, the Compensation Committee allotted a fixed annual fee to the Chairman, for the full period of his term, and stock options granted annually. This decision, which was approved by the Board of Directors on March 14, 2000, was taken in view of the pre-eminent role played by the current Chairman of the Board of Directors in promoting and representing the Group.

The Chief Executive Officer does not receive any fee for his position as director. However, he is remunerated for his responsibilities as delegate to daily management and Chairman of the Management Board (see hereafter).

BOARD'S SPECIALIST COMMITTEES

The Board of Directors has created four specialized committees composed of its own members (Strategy Committee, Audit Committee, Compensation Committee and Appointments Committee). These committees have an advisory role enabling the Board of Directors to take full advantage of individual members' expertise by allocating specific functions to each member.

Strategy Committee

Membership

The Strategy Committee is composed of six directors, including the Chairman and the Chief Executive Officer, as well as two independent directors. The attendance rate of the directors concerned was 83% in 2003.

Committee members: François Narmon, Pierre Richard, André Levy-Lang, Denis Kessler, Karel De Gucht and Rik Branson.

Responsibilities

The Strategy Committee meets to assess the strategic position of the Dexia Group in view of developments in its markets and trading environment and its medium-term growth strategies. The Chief Executive Officer also has the power to convene a meeting of the Strategy Committee at any time to enable the members to study sensitive matters before they are put to the Board of Directors. Any member may also suggest to the CEO that he convenes a meeting of the Strategy Committee.

Operation and activities in 2003

The Strategy Committee met on June 17 to consider the following issues:

- the Basel II project;
- the organization of the Group.

Audit Committee

Membership

The Audit Committee is composed of four directors (two of whom are independent): Gilles Benoist (independent director and chairman of the committee), Anne-Claire Taittinger (independent director), Marc Tinant and Eric André. The attendance rate of the directors on this committee was 93% in 2003.

Responsibilities

The role of the Audit Committee is to ensure (i) the accuracy and reliability of Dexia's company and consolidated financial statements, including the quality of procedures adopted in their preparation, and (ii) that risks of any kind that Dexia undertakes in its operations, including on- and off-balance sheet items, are properly monitored applying reliable procedures.

The Audit Committee has free access to the statutory auditors, the Group auditor and the Chief Compliance Officer. It also informs the Chief Executive Officer of any such contacts.

In the context of its responsibilities, the Audit Committee:

- analyzes financial information and accounting procedures and, in particular:
  - reviews the conclusions, comments and recommendations of the statutory auditors; it may suggest further work if deemed appropriate;
  - reviews the half-year and annual financial statements prior to approval by the Board of Directors and publication;
  - gives an opinion on the appointment of statutory auditors;
- ensures that proper control and risk management procedures are in place and applied in respect of credit risks, market risks and operational risks.

For this purpose, the Audit Committee:

- may request to be notified of conclusions of internal audits;
- may also recommend additional audits;
- ensures that sufficient resources are available to the internal audit and compliance departments;
- ensures that rules issued by market authorities are properly implemented;
- is consulted regarding the ethics rules in force within the Group.

As of 2004, the Audit Committee will meet at least four times a year (see Boards' self-assessment on page 14). Two of these meetings take place prior to the Board of Directors' meetings called to approve the annual and half-year financial statements. The Committee may meet at the request of one of its members, or the Chairman of the Board of Directors. It reports the results of its work and its comments to the Board of Directors.

Operation and activities in 2003

In 2003, the Audit Committee met on January 24, March 7, September 5, and December 19 to review the following issues:

- a review of the Group's financial statements and earnings for the periods ending December 31, 2002, and June 30, 2003;
- six-month interim reports on the internal audit status within the Group;
- six-month interim reports on the internal audit activities in the Group's companies;
- the Group Risk Management's 2003 report on risk measurement and monitoring;
- the Group's compliance charter;
- the 2003-2008 multi-year audit plan and 2003-2004 annual audit plans;
- six-month follow-up on the internal audit recommendations;
- results of audit missions on the process for drawing up consolidated financial statements and the IFRS and Basel II programs;
- follow-up on the Legiolease and Lernout & Hauspie cases;
- follow-up on the regulators' report on the Group's New York entities.

Compensation Committee

Membership

The Compensation Committee is composed of three non-executive Group directors: Anne-Claire Taittinger (independent director; she was appointed on February 5, 2004), Sir Brian Unwin (independent director), and François Narmon. Paul-Louis Halley, deceased on December 6, 2003 was a member of the Compensation Committee. He has been replaced by Anne-Claire Taittinger. The attendance rate of directors at meetings of the Compensation Committee was 100% in 2003.

Responsibilities

The responsibilities of the Committee include:

- the determination of the compensation criteria for the Chairman of the Board, the Chief Executive Officer and, based on the Chief Executive Officer's recommendation, the compensation of the members of the Management Board;
- the granting of stock options in application of the general principles defined by the Board of Directors:
  - the guidelines for the amount and distribution of the compensation paid to directors;
  - the compensation policy to reward loyalty for the members of the Management Boards of the principal subsidiaries, as well as the employee shareholding policy;
  - the compensation policy for Group executives (including insurance and pension benefits), and the compliance of this policy with the general principles established by the direction bodies.

Operation and activities in 2003

The Compensation Committee meets at least once a year prior, no later than the date of the Board of Directors' meeting convened to approve the annual financial statements. It may also be convened on request from the Chairman of the Board of Directors or from two of its members.

It reports to the next meeting of the Board of Directors concerning the results of its work and its meetings. On request, it provides copies of the minutes of its meetings to the Board of Directors.

In 2003, the Compensation Committee held two meetings, on February 26 and November 20. The following subjects were discussed:

- comparative analysis of the systems in effect in European groups for calculating variable compensation and bonuses;
- annual survey on compensation levels for members of the Management Board (European benchmark outside UK);
- new Group insurance payment for the Management Board of Dexia Bank Belgium;
- adaptation of the terms of the supplemental retirement contract for the French members of the Management Board of the company;
- determination of the general conditions of the global shareholding plan reserved for employees and the 2003 Stock Option Plan;
- monitoring of the conversion of the Artesia BC options into Dexia options (following the consolidation of the Artesia BC Group within the Dexia Group);
- initiation of an internal and external benchmark for supplemental retirement plans.

Appointments Committee

Membership

The Appointments Committee was formed in 2002 following the self-assessment exercise of the Board in 2001. It is composed of six directors including the Chairman of the Board of Directors, the CEO and two independent directors. Furthermore, it is chaired by an independent director. The attendance rate of the directors on this committee was 92% in 2003.

Members were as follows: André Levy-Lang, François Narmon, Pierre Richard, Denis Kessler, Karel De Gucht and Rik Branson.

Responsibilities

The Appointments Committee prepares decisions of the Board of Directors relating to:

- appointments and renewals of terms of office of directors proposed by the Board to the Ordinary Shareholders' Meeting, and recommendations for the appointment of directors proposed to the Board of Directors;
- appointment of members of the specialized committees of the Board of Directors;
- appointment or renewal of the term of office of the Chief Executive Officer;
- appointment or renewal of the term of office of the Chairman of the Board;
- recommendations of the Chief Executive Officer concerning the membership of the Management Board;
- changes to the internal code of the Board;
- determination of "independent" directors and monitoring compliance with the rules of good governance in this respect (since 2004).

For these purposes, the Committee is responsible for monitoring procedures adopted by major listed companies in terms of membership and operations of Boards of Directors. The Committee nominates one of its members to ensure proper completion of the Board's self-assessment.

The Committee may receive from any source suggestions for potential directors of Dexia. All potential appointments must be reviewed by the Committee before an approach is made to the person in question and before his/her name is submitted to the Board of Directors.

The Committee submits its recommendations to the Board, which alone is responsible for the decision.

Operation and activities in 2003

The Appointments Committee meets at least once a year prior to the Board of Directors' meeting called to prepare the resolutions to be submitted to the Ordinary Shareholders' Meeting and, during the year, on a justified request from one of its members.

The Appointments Committee met four times in 2003 on February 27, May 14, September 11, and November 19. Topics discussed included the following:

- the membership of the Board of Directors;
- the membership of the specialized committees;
- the membership of the Management Board;
- the criteria for independence that may be applied to directors (see above);
- the age limit for directors;
- the Board self-assessment.

MANAGEMENT BOARD

Following the implementation of the Belgian "Corporate Governance" law of August 2, 2002, the former executive committee of Dexia was transformed into a "Management Board" as defined by this law by a resolution adopted by the Extraordinary Shareholders' Meeting of May 14, 2003 and a resolution of the Board of Directors on May 21, 2003. This change does not modify the distribution of responsibilities that already existed among the various governing bodies of the company.

Membership

The Management Board is composed of a maximum of eight members who are appointed and removed from office by the Board of Directors acting on the recommendation of the Chief Executive Officer. The age limit is 65.



From left to right: Claude Piret, Jacques Guerber, Axel Miller, Pierre Richard, Rembert von Lowis, Marc Hoffmann, Dirk Bruneel.

MANAGEMENT BOARD AS OF JANUARY 1, 2004

Chairman

Pierre RICHARD	*Group Chief Executive Officer*
	Chairman of the Supervisory Board of Dexia Crédit Local
	Vice Chairman of the Board of Directors of Dexia Bank Belgium
	Vice Chairman of the Board of Directors of Dexia Banque Internationale à Luxembourg
	Vice Chairman of the Board of Directors of Financial Security Assurance (FSA)

Members

Rembert von LOWIS	*Group Chief Financial Officer*
	Vice Chairman of the Supervisory Board of Dexia Crédit Local
	Director of Financial Security Assurance (FSA)
Jacques GUERBER	*Group Head of Public/Project Finance and Credit Enhancement*
	Chairman of the Management Board of Dexia Crédit Local
	Director of Financial Security Assurance (FSA)
Marc HOFFMANN	*Group Head of Investment Management Services*
	Chairman of the Management Board of Dexia Banque Internationale à Luxembourg
Axel MILLER	*Group Head of Retail Financial Services*
	Chairman of the Management Board of Dexia Bank Belgium
Dirk BRUNEEL	*Group Head of Treasury and Financial Markets*
	Chairman of the Management Board of Dexia Bank Nederland
	Director of Financial Security Assurance (FSA)
Claude PIRET	*Group Chief Operations & Technology Officer*
	Member of the Supervisory Board of Dexia Crédit Local

Changes in the membership of the Management Board as of January 1, 2004

Claude Piret, who was a member of the Management Board of Dexia Bank Belgium, was appointed by the Dexia Board of Directors on November 20, 2003 to the Management Board of Dexia SA, effective as of January 1, 2004. He holds the position of Chief Operations & Technology Officer.

Responsibilities

In accordance with the strategic objectives and general policy guidelines defined by the Board of Directors, the Management Board runs the parent company and the Group and oversees the different business lines. To this end, each member of the Management Board is invested with operating responsibilities within the company or Group entities (by business, activity or function). The Management Board is chaired by the Chief Executive Officer, whom the Board of Directors entrusts with the daily management of the company and implementation of decisions taken by the Board of Directors. Central functions (e.g. audit, human resources, risk management, communications, legal and tax departments and strategic planning) support the Management Board and its Chairman in their role of integration and management of the Group.

Reorganization of the Group

At the end of the year, Dexia's Board of Directors approved a reorganization scheme taking effect, for its first part on January 1, 2004, and for the remainder on January 1, 2005. Its objective is threefold:

- clarify the duties and missions of executive management members;
- put greater emphasis on the notion of business line, by preference to business unit; and
- reinforce and centralize some key strategic functions at Group level.

Phase One (effective as of January 1, 2004)

- Nomination of Claude Piret at the Dexia Management Board as Chief Operations and Technology Officer (COTO). His mission is to develop the efficiency of the operational processes within the Group. Consequently, he will identify and implement, across the Board, all rationalizations capable to maximize the synergies between the entities of the Group, and generate, among other, cost savings. The COTO supervises the back offices within each operational unit, and all the IT functions at Group level.
- The Group Chief Financial Officer, Rembert von Lowis, supervises the CFOs of the three major subsidiaries of Dexia: Dexia Crédit Local, Dexia Bank and Dexia BIL.
- A slight change has been introduced among segments: Equity-Related Services are no longer part of Investment Management Services, but now report to Treasury and Financial Markets (the new denomination of Capital Markets and Treasury Activities)

Phase Two (effective as of January 1, 2005)

The reorganization plans to concentrate under the same management line all activities implying distribution to the ultimate retail customer, irrespective of the segment they might belong to. The other part of the plan is to place under the same management line the units where the dominant activity is one of "factory", i.e. essentially production/process competences. As of January 1, 2005, the four major business lines will be respectively:

- **Public/Project Finance and Credit Enhancement**, under the authority of Jacques Guerber. This business line has responsibility over the businesses of public finance, corporate and project finance and credit enhancement.
- **Personal Financial Services (PFS)**, under the authority of Axel Miller. This business line covers the segment of retail activities and Private Banking.
- **Investment Management and Insurance Services (IMIS)**, under the authority of Marc Hoffmann. This business line covers the segments of Asset Management, Insurance (excluding the financial guarantee business of FSA) and Fund Administration.
- **Treasury and Financial Markets (TFM)**, under the authority of Dirk Bruneel. This business line covers the following segments: Money Market, Credit Spread Portfolio, Dexia Capital Markets (derivatives, fixed income, equities...), and Long-Term Funding.

Operation

Since the creation of the Executive Committee in 1999, it has operated according to an internal code of rules (the Code). Amended on

MANAGEMENT ORGANIZATION AS OF JANUARY 1, 2004


P. Richard
Group Chief Executive Officer
J. Guerber
Public/Project Finance and Credit Enhancement
M. Hoffmann
Investment Management Services
R. von Lowis
Group Chief Financial Officer
C. Piret
Group Chief Operations and Technology Officer

several occasions, these rules and recommendations define its role and mode of operation. The collegial decision-making process, the Board's powers and certain regulations governing the status of members are also subject to specific provisions in the protocol on the prudential structure of the Dexia Group signed with the Belgian Banking, Finance and Insurance Commission.

In addition to rules governing the membership of the Management Board, the Code also includes the following rules:

- *Powers of the Management Board*
  The Code first defines the powers of the Management Board in conjunction with its dealings with the Board of Directors: the Management Board has to make a prior recommendation regarding any proposals debated by the Board of Directors or the Strategy Committee in terms of strategy or general policy of the Group. It may make recommendations to the Board of Directors via the CEO. If the CEO takes part in discussions by the Board of Directors or its specialist committees, for which the Management Board has an acknowledged right of opinion or initiative, the CEO presents and defends with the Board of Directors the points of view previously debated by the Management Board.

  With respect to the role of each member of the Management Board, the Code specifies that they have personal operational responsibilities by business line or function. In accordance with the strategy defined by the Management Board, each member is responsible for setting policies for the business line or function that he/she manages or coordinates, which is carried out together with the manager in each subsidiary of the corresponding business line or function. As part of their operational responsibilities, members of the Management Board ensure that decisions adopted by the Management Board are implemented by the companies of the Group.

- *Decision-making*
  The Management Board operates in a collegial manner and its decisions result from a consensus of its members. It assumes joint responsibility for such decisions. If applicable, the Chairman of the Management Board may, on his own initiative or on request from two other members, submit the issue under debate to a vote.

  Resolutions are adopted by a majority vote of all members present or represented. In the event of a split vote, the Chairman's vote takes precedence.

- *Meetings*
  Management Board meetings are convened by its Chairman, in principle once a week on Wednesdays, or otherwise on a date fixed at the preceding meeting. If necessary, meetings can be convened at any time by the Chairman or if two or more members so desire. Each member may be represented, but one member may not represent more than one person. Each member should have sufficient information on the issues specified by the Chairman in the meeting agenda and, if possible, in a file. The secretary at each meeting is the Secretary-General of the Group or any other person nominated by the Chairman. A statement of resolutions is prepared and signed by the Chairman.

- The Code also specifies the basic principles for compensation of the members of the Management Board (see hereafter).

Compensation

The compensation of the members of the Management Board is set by the Board of Directors on the recommendation of the Compensation Committee.

For the third consecutive year, the compensation of the members of the Management Board was the subject of a study conducted by the Compensation Committee with the assistance of a specialized consultant. The conclusions of this report were discussed in the Compensation Committee, which then submitted its proposal to the Board of Directors. The Board adopted them in February 2003. The Compensation Committee also assigned a study to an outside consultant to support its analysis of the methods for calculating the variable portion.

The amount of the fixed compensation is set on the basis of the type and importance of the responsibilities performed by each member, with reference to the market for comparable positions.

The variable portion, which is capped at equal to the fixed compensation for executives, and at twice the fixed portion for the Chief Executive Officer, was based in 2003, as in 2002, on the criterion of the Group's performance, in this case earnings per share, measured through net earnings per share in absolute level and in terms of the change between 2002 and 2003. Elements related to the specific contribution made by members of the Management Board to the growth of their activity and compliance with specific objectives are also used and can increase or decrease the variable portion of their remuneration.

The total gross annual compensation paid in 2003 to the Chief Executive Officer was EUR 1,410,000. Gross fixed remuneration was EUR 785,000, plus a total variable portion of EUR 625,000. These amounts are to be compared with 2002, a year in which the Chief Executive Officer collected total gross compensation of EUR 1,325,000 including a variable portion of EUR 565,000.

The total gross compensation paid in 2003 to the six members of the Management Board was EUR 5,018,000.

As part of the 2003 Stock Option Plan, all members of the Management Board received a total of 490,000 Dexia options, 150,000 of which were granted to the Chief Executive Officer.

Management Board members benefit, over and above their respective general pension plan, of complementary plans which are determined by reference to the various national regulations applicable (Group Insurance, art. 39).

DEXIA GROUP STAFF

On an operational level, the Management Board relies on some fifteen teams totalling nearly 130 senior staff in Brussels and Paris. These teams work transversally throughout the Group. They are charged with directing and monitoring the vital functions of the Group, including audit and ethics, accounting consolidation, risk management and strategic planning. They are also responsible for defining and coordinating Dexia's policy in the areas of capital and financial markets, communication, human resources, data processing, etc. Since the end of 2003, they have also been responsible for sustainable development.

- Group CEO's office
- Secretary-General / Legal & Tax Matters
- Sustainable Development
- Internal Audit
- Compliance
- Strategic Planning and Management Information
- Group Risk Management
- Investor Relations
- External Communication
- Mergers and Acquisitions
- Group Consolidation & IRFS Project
- Basel II Project
- Information Technologies
- Treasury and Financial Markets
- Human Resources & Internal Communications

AUDIT AND COMPLIANCE

INTERNAL AUDIT

Dexia has an internal audit department that complies with the highest standards. The mission of this department is to promote internal control within the Group and to ensure continuous performance and effective application of the control system in effect.

This requirement is consistent with the Group's desire to ensure that the protection of its reputation and the efficiency and integrity of its structures are priority values.

In this context, the internal audit team evaluates whether the risks incurred by Dexia in its activities and in all its entities are identified, analyzed and adequately covered. The internal audit team must also ensure continuous improvement in the operations of the Group.

Organization

The internal audit organization is based on three fundamental principles:

- the strategy, requirement level and operating rules of the internal audit are set by the Management Board and approved by the Audit Committee of Dexia SA;
- the internal audit responsibilities are performed by a network of audit teams that conduct their mission under the direction of the Group Auditor, who reports directly to the Chief Executive Officer who is Chairman of the Management Board. The Group Auditor has direct access to the Audit Committee to which he regularly reports on the internal audit operations within the Group; at the same time, both the Audit Committee and the Chairman of the Board may ask the Auditor to conduct an audit;
- each audit department in the subsidiaries is responsible for the performance of its mission to the Chairman of the Management Board of the entity in question, and also reports to the Group Auditor.

At the end of 2003, the Management Boards of Dexia Bank Belgium and Dexia Banque Internationale à Luxembourg decided to strengthen the audit teams by significantly increasing the number of auditors. The audit department of Dexia Bank Belgium was also reorganized to improve efficiency.

Assignments

Fiscal year 2003 was marked by the completion of a growing number of audits that simultaneously involved auditors from Dexia SA and the operational units.

These were primarily audits conducted on strategic projects of the Group: the application of the IFRS and Basel II standards, Group-wide standardization of the IT workstations.

In addition, each of the Group's four business lines was the subject of specific audit programs which reviewed credit, market or operational

risks. Special attention was paid to the Group's banking operations in the United States.

The different audits completed in 2003 resulted in the development of various plans to correct the weaknesses detected in the internal control system. Each action plan was approved by the Management Board of the relevant entity, and was regularly monitored to ensure that the recommendations developed were effectively implemented.

Methods

The global approach to risk, the common audit methodology implemented, and the reporting and follow-up procedures established at the level of the parent company all give Dexia an effective internal control system.

The definition of the audit universe and the methodology for analyzing the risks specific to Dexia were refined in 2003 to ensure consistency and completeness in the approaches.

In addition, in an effort to harmonize and improve the quality of the audit work, the auditors increasingly use common indicators developed at Group level.

This approach will be strengthened in 2004 with the use of a common computer-based audit tool.

Finally, to complete the integration of the sector and increase exchanges between audit departments, an Intranet was developed at the end of 2003 and will be available to the audit network in early 2004.

ETHICS AND COMPLIANCE

Since it was created at the beginning of 2003, the ethics and compliance unit has been significantly reinforced within the Group. Composed of a team of specialists, the unit has worked to establish ties with the other ethics and compliance teams in each of the Group's three operational entities. This team now benefits from significant autonomy with resulting gains in effectiveness.

The mission of this unit has resulted in many working meetings for the Compliance Officers of all the entities in order to harmonize methodologies and procedures in all areas of finance and insurance, at both the international and national levels, and to conduct a complete analysis of the risks related to any ethical failures or failures to comply with laws or regulations.

Ethical principles

Based on this analysis, a general strategy was developed and recommended to the Management Board, which approved it. This strategy was designed to strengthen and apply the Group's ethical guidelines. These guidelines are based on the following principles:

- the application of the same ethical principles within all Dexia companies;
- compliance with both domestic and international laws and regulations;
- the promotion of a climate of transparency and confidence with customers, employees and shareholders;
- the definition of a policy to prevent fraud or any other misuse of assets, bypass of systems or information or procedural offenses;
- continued integrity in conducting operations on or providing information to the financial markets.

Dexia follows international standards to combat money laundering. In particular, Dexia adheres to the recommendations published by GAFI (The Financial Action Group on Money Laundering) and the Wolfsberg principles for private banking and with our correspondent banks. These principles apply to all entities of the Group. They are reinforced in practice through automated prevention, follow-up and monitoring tools.

Organization

The mission of the Chief Compliance Officer and the Compliance Officers is to ensure the effective application of the Group's rules of integrity. To succeed in this mission, they rely on two tools: first, the *compliance charter*, which defines the status and missions of the unit, as well as its organization, powers and duties; and, second, the Group's *code of ethics*, approved by all Group entities, which defines the rules of conduct to be applied by all employees. These ethical values and good ethical practices include the prevention of insider trading and the standardization of transactions on Dexia stock by employees for their own account.

The principal Compliance Officers meet regularly with control authorities and regulators in the various countries in which the Dexia Group operates in order to identify and apply the best ethical practices.

The Compliance unit also identifies good corporate governance practices. In particular, it proposed to the Management Board, which adopted them, strict rules for the entire Group concerning the independence of corporate and outside auditors.

BOARD OF AUDITORS

Composition

In accordance with article 14 of the company's articles of association, the audit of the company's financial situation and annual financial statements is entrusted to one or more auditors who are appointed by the Ordinary Shareholders' Meeting for a maximum of three years on the recommendation of the Board of Directors.

Since 2000, Dexia has been audited by a college of statutory auditors comprised of two auditing firms:

- PricewaterhouseCoopers SCCRL, an auditing firm, represented by Robert Peirce, a certified public accountant; the Ordinary Shareholders' Meeting of May 7, 2002, renewed the appointment of this firm for a period of three years, ending after the 2005 Ordinary Shareholders' Meeting.
- Mazars & Guérard SCCRL, an auditing firm, represented by Xavier Doyen, a certified public accountant; this firm was reappointed by the Ordinary Shareholders' Meeting of May 14, 2003 for a period of three years, ending after the 2006 Ordinary Shareholders' Meeting.

Independence of the auditors

In fiscal year 2003, Dexia worked to apply and implement the provisions of the Belgian "Corporate Governance" law of August 2, 2002 designed to strengthen the independence of auditors, and the royal decree for implementation of April 4, 2003, which established a list of seven services that are incompatible with the legal audit mission of corporate auditors. Most of these provisions took effect on October 1, 2003. The essential provisions include a "cooling-off" period of two years after the end of an auditor's duties, during which an auditor may not perform any other function within a company for which he has audited the financial statements, rules designed to ensure a balance between audit and non-audit services (ratio 1/1), and a list of seven incompatible services. The law also sets forth new rules governing publication of auditor compensation.

Although Dexia SA is not targeted by the legal restrictions in this area and without prejudice of the application of local rules, it has been decided to insure a close follow-up of the services invoiced by the auditors for consulting missions other than those which fall within the scope of their legal mission to audit the financial statements.

DEXIA AND SUSTAINABLE DEVELOPMENT

On the strength of its commitment, Dexia, the bank of sustainable development, continued to roll out its action plan in 2003, a plan based on the principles of social and environmental responsibility.

For the third year in succession, Dexia published a Sustainable Development Annex to its Annual Report. This document presents and analyzes the major structural functions of the company's policy (commercial activities, human resources, audit, compliance, risk management, etc). Key ingredients in this year's report are the Group's social and environmental reporting, as well as the principal concrete commitments, initiatives and projects developed during 2003 [www.dexia.com].

Social/environmental ratings and market indices: Dexia is already rated on all major market indices that take into account social and environmental responsibility criteria. These include *DJSI World, ASPI Eurozone, FTSE4Good* and *Ethibel Sustainability Index*. Various credit rating agencies have also awarded Dexia a "declarative" or "automatic" rating (see table below).

Group mobilization: in *Belgium*, Dexia Bank has launched a project for the realization of various actions scheduled to take place by June 2004. The objective of this project is to strengthen the relationship with clients, as well as assuring the best internal governance and the full involvement of employees. Furthermore, this plan will enhance the bank's strong and long-standing commitment to sustainable development, regardless of whether it is to cultural and humanitarian patronage, or its leadership in socially responsible investment products. In recent years, Dexia Bank has been the only financial institution in the Belgian marketplace to offer the Public Centers for Social Welfare a range of financial products especially tailored to citizens in difficulties. These diverse products from Dexia Bank, in fact, anticipated the new Belgian regulatory and legislative framework of the Act of March 24, 2003 that came into force on September 1, 2003.

In 2004, Dexia BIL will publish a brochure for the general public showcasing its historic role in social responsibility within the Grand Duchy of Luxembourg. The objective of this initiative is to popularize

	Vigeo	Innovest	CoreRatings
Human resources	=		
Environment	+ +		
Clients and providers	=	A	B
Shareholders	+		
Community and society	+ +		
	min – max ++	min CCC max AAA	min D max A

the values of sustainable development synthesized for a bank such as Dexia BIL. It will also give these concepts concrete expression with examples of the Dexia BIL's involvement. It will at the same time raise awareness among a general public not yet fully aware of sustainable development.

Finally, Dexia Crédit Local has decided on a series of actions, including four key projects:

- help local authorities benefit from the creation of the planned emission quota exchange in the field of climate change;
- facilitate the creation of a data base of sustainable development indicators applicable to local authorities;
- encourage High Environmental Quality in public building initiatives; and
- spread best practices in the financing of local public services.

On January 15, 2004, Pierre Richard, Dexia CEO and Chairman of the Management Board was in Paris to receive the 2004 Ethics and Government Trophy in the "Confirmed Company" category. This award is made by the *Ecole des Dirigeants et Créateurs d'entreprise* and took place this year in the presence of the French Prime Minister Jean-Pierre Raffarin. Begun in 2002, this Trophy rewards enterprises and committed individuals for their ethical initiatives exemplifying social, environmental, community and humanitarian aspects in the spirit of enterprise.

A new commitment in 2003: in September 2003, Dexia subscribed to the Equator Principles. This set of rules developed by the World Bank advocates respect for the environment and social equity. These rules harmonize well with those already put in place by Dexia for its own local development financing activities. It also falls within the scope of Dexia's sustainable development strategy. The Equator Principles apply to all loans that finance projects of USD 50 million and above. The move is a supplementary initiative by the bank to deepen and clarify its project evaluation methods from the point of view of their environmental and societal impacts, as well as making them accountable to stakeholders. To this end, Dexia has defined a new procedure for processing project financing files and instituted a training program for all people directly and indirectly involved in project approval and monitoring processes.

In addition, Dexia is a signatory of the United Nations Declaration of Financial Institutions on the Environment and Sustainable Development and has been so since 1998. In December 2002, Dexia signed the United Nations Global Compact as well as the Charter of Local Public Services.

Facilitate access to essential services: following on from the Johannesburg Summit in the summer of 2002, Dexia is backing its implementation at the international level of the Charter of Local Public Services. This is being accomplished through a legal instrument project that will guarantee access for all to essential public services. In this regard, Dexia has developed an innovative product in emerging countries aimed at developing the financing of investments by local authorities in their local currency. It also sets up partial guarantees on bond issues that they realize. The first transaction was concluded in *Mexico* with the SFI (part of the World Bank) in June 2003. It establishes financing of an industrial wastewater treatment plant for the City of Tlalnepantla (730,000 inhabitants) in the Mexico City urban complex. This will allow industrial wastewater to be recycled instead of using drinking water reserves, which are increasingly in short supply.

In September 2003, Dexia organized the International Mayor's Summit in Paris. This event focused on two themes: local development policies and the technologies and resources deployed by the private and public sectors for urban development.

Environmental issues in the new countries of the European Union: ten new countries of Central and Eastern Europe will join the European Union in 2004. Dexia will help them improve the quality of their infrastructures and finance their needs. Slovakia, for example, has an urgent need for environmental projects with an estimated price tag of around EUR 7.2 billion. Dexia banka Slovensko is an active participant in the financing of these investments together with the funds from the European Union (Phare, Ispa, Sapard). They have set up the financing to renovate and introduce European standards at a mixed waste incineration plant in Slovakia's second largest city, Kosice (population 250,000). In Poland, Dexia Crédit Local, in association with BERD, has financed the renovation of a drinking water plant at Wroclaw (population 635,000). In Croatia, Dexia Crédit Local, again in association with BERD, has financed a new wastewater treatment plant in Zagreb which can serve a million people.

Helping to reduce greenhouse gas emissions: in the field of climate change, Dexia will be helping local institutions deal with the major issue of greenhouse gas emission reduction. Dexia expects to launch innovative financial engineering during the first quarter of 2004 in anticipation of the creation of the future emission quota exchange. They will also finance providers of energy and the authorities themselves in an attractive way. At the National Conference on the High Quality Environment held in Bordeaux, France on November 24 and 25, 2003, Dexia Crédit Local signed a draft agreement with the *Association Nationale de la Haute Qualité Environnementale*, whose objective it is to spread the initiative to local public buildings in France.

Financing public-private partnership projects: Dexia Crédit Local has become one of the key players in the field of public-private

partnerships (PPPs). Developed in the United Kingdom in the early nineties through the Private Finance Initiative, this type of setup has spread to other European countries, including among others Italy, Portugal and Austria. The Initiative enables public authorities to delegate the design, construction, management and maintenance of facilities to private companies in such fields as health, education, transport and environment, for periods of up to 20 or 30 years. Dexia has participated in this way in the renewable energy sector in the financing of 25 projects in eight countries (Spain, Italy, France, Belgium, United Kingdom, United States, Morocco and Australia), including 20 during 2002 and 2003. In ten of those, Dexia was lead investor. Dexia's outstanding loans recently passed EUR 200 million in this sector. This corresponds to a total investment of more than EUR 2 billion (75% of which are financed by banks). In Italy, Dexia Crediop is one of the leading investors in the financing of several wind parks in Sardinia and Sicily for a total amount of EUR 170 million. This is one of the first projects in Italy to benefit from the green certificate regime. Spain is also a dynamic country in terms of wind energy. Dexia Crédit Local is involved as the sole lead arranger for the purchase by the Spanish company Sistemas Energeticos Canda (SEC) to the company Gamesa of two wind parks in Galicia for a total of EUR 76 million. The parks have an effective capacity of 64 MW. The repayment of this operation is based on revenues from the production of energy sold within the framework of the Spanish regulations on renewable energy.

Promoting sustainable development of housing: housing associations are heavily involved in the question of sustainable development. This is particularly true in terms of becoming closer to tenants, assuring the quality of housing and adapting their stock. Dexia Crédit Local has launched an innovative scheme of renting flats with an option to buy. This helps meet the objectives of the social landlords to warrant a good mixing of social classes. It also supports first-time buyers on modest incomes and without capital to invest, to make the step from rented accommodation to home ownership. Under this scheme, if they run into difficulties it is possible for these households to revert to renting. This setup is particularly oriented to local institutions that wish to offer homes within their jurisdiction through social housing bodies, while promoting social and economic mobility.

Socially responsible investments: Dexia Asset Management is one of the market leaders in socially responsible investment funds in Europe, both in terms of the spread of funds offered and the volume under management. That volume exceeds EUR 1.5 billion as of December 31, 2003. Sustainable management is clearly a pillar of strategic development at Dexia Asset Management. According to a June 2003 evaluation by BVICB and Dexia Asset Management, Dexia's share of the socially responsible investment fund market is 9.6% in continental Europe and 69% in Belgium. This puts the Group among the leaders in this field.

In Belgium for example, the federal government has awarded four banks, including Dexia Bank, the distribution rights to the *Fonds de l'économie sociale et durable* in tax-deductible bonds. This initiative is aimed at helping finance the social economic sector. Dexia Bank has distributed almost EUR 30 million against a total amount of EUR 75 million of the tender.

Accompanying local public institutions: in the long term, Dexia helps local decision makers in Europe to understand and follow regulations and standards, as well as making available its expertise and financial knowledge. The main awareness-raising campaigns rolled out in 2003 included the publication of the annual memo on the economic environment for local finance in the European Union (trends 1997/2002), the third edition of Dexia's *Les finances locales dans l'Union européenne* (October 2003) and the first edition of Dexia's *Les hôpitaux dans les 15 pays de l'Union européenne* (December 2003). The analysis of the financial environment is a vital part of the coaching of projects for both local communities and hospitals. In Belgium, the MAHA analysis tool (Model for Automatic Hospital Analyses) makes the development of a sectorial analysis of the private general hospital sector possible. The analysis is based on their annual financial statements and makes comparative ratios available. Dexia Bank has created SocioNet, the first Internet site devoted to the non-profit organizations sector. It provides a global response to legal, fiscal and financial questions regarding social institutions.

Encouraging best practices: in France, Dexia Crédit Local and its partners organized the first edition of the *Rubans du développement durable* in October 2003. The objective was to stimulate best practices in public local authorities. In the first quarter of 2004, Dexia Crédit Local is looking forward to promoting the results of a major survey taken in 200 cities and 26 regions of France and Belgium to improve the communication of the commitments of the local institutions. The survey uses around thirty indicators to map the profile of a local institution's sustainable development policies and to facilitate the creation of a system of reference indicators.

Quality and certification: a number of subsidiaries in the Dexia Group are implementing a quality and certification policy.

One example is in Luxembourg, where Dexia BIL has launched a Service Level Agreement initiative encompassing every aspect of total quality. Ten commitments establish the quality target that the Bank undertakes to offer its clients, over the full spread of services and at every level of the relationship, internally and externally. Results exceed-

ed the 90% mark in June 2003, confirming a constant rise in the overall satisfaction index of clients since the introduction of the barometer. Respect for commitments between the various Bank departments is subject of regular controls to measure the degree of conformity of the entire branch network to the internal quality standards arising out of departmental commitments. In 2003, focus groups were set up to ensure improved access to the opinions of clients. The groups helped establish dialogue with clients on the bank's strong and weak points in various areas such as confidentiality, reception, advice, information and communication, availability and proactiveness. Dexia BIL renewed its ISO 9001 certification for its transfer agent activity and for its subsidiary, First European Transfer Agent, in 2003. Dexia BIL also renewed its SAS 70 certification for its Transfer Agent and Fund Administration activities (Dexia Fund Services).

In France, Dexia Crédit Local launched its Quality Project, aimed at securing ISO 9001 certification for the first part of its client activity in 2004. This project has led Dexia Crédit Local to rethink the full spread of operating methods and to create a permanent mechanism for the systematic identification of non-conformities and to use them as a springboard to progress. This project also entails an increased commitment to listening, which is given concrete form in a client survey that will be updated regularly.

EMPLOYEE SHARE ISSUE – MANAGEMENT COMPENSATION SCHEME

EMPLOYEE SHARE ISSUE

The Group started to issue shares for its staff in 2000. This was designed to strengthen the Dexia staff's sense of belonging to a socially unified group, to associate them to the strategy and growth, and to encourage the development of employee saving on preferential terms.

The 2003 employee share plan, like its three predecessors, was a success. It constitutes another step towards meaningful employee shareholding building an essential foundation for the culture of the Group. In spite of the volatile stock market environment, staff subscriptions amounted to nearly EUR 110 million.

Out of 25,000 Group staff in some 25 countries, nearly 1 out of 2 chose to subscribe to the Dexia employee share plan. These participation rates bear witness to the increasingly strong sentiment of cohesion among Group staff.

After the close of the fourth employee share plan, in 2003, the staff now holds 4.14% of all Dexia SA capital. In 2000, the Group set itself the goal of reaching 5% of capital held by employees by 2005.

MANAGEMENT COMPENSATION SCHEME

In July 2003, Dexia set up a fourth Group Stock Option Plan. This follows the pattern set in 2000, 2001, and 2002. The Plan is based on overall performance criteria, the grade of employees concerned, and their personal contribution to the Group. This plan applied to 1,238 (5%) of the Group's employees. A total of 10,000,000 stock options were granted. This is the same average number of options as granted in the previous three years: nearly 10,000 options per beneficiary.

Of the 10,000,000 options, 490,000 were granted to the six members of the Dexia Management Board including 150,000 options to its Chairman. As of December 31, 2003, the six members of the Dexia Management Board have 2,243,500 options not yet excercised, including 795,000 options for the Chairman of the Management Board.

III FINANCIAL REPORTING

III.1 FINANCIAL PERFORMANCE

EARNINGS PER SHARE (IN EUR)



1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0.66
0.75
0.85
0.98
1.15
1.25
1.13
1.24
1996
1997
1998
1999
2000
2001
2002
2003

COST/INCOME RATIO (%)



80
70
60
50
40
30
20
10
0
53.9
54.8
59.0
58.9
59.2
1999
2000
2001
2002
2003

RETURN ON EQUITY (%)[1]



20
18
16
14
12
10
8
6
4
2
0
15.7
17.7
18.7
16.2
16.5
1999
2000
2001
2002
2003

1 The ratio between the net income and the weighted average shareholders' equity (excluding GBRR and after income appropriation).

III.2 PRELIMINARY NOTES TO THE FINANCIAL STATEMENTS AND REPORT

Changes in scope of consolidation

The main changes in 2003 concerned the sale of the minority stake in Landbouwkrediet Group NV, the sale of online brokerage activity of Alex in the Netherlands and the takeover of the stake of the minority shareholders in Dexia Hypothekenbank Berlin. Some other companies, which were previously not consolidated, are now accounted for by the equity method (SF management, Banksys, Isabel, Bank Card Company, Card Management Company).

Those changes, as well as the acquisition of Bank of NT Butterfield & Son in the second half of 2002, were taken into account to establish pro forma financial statements for 2002 and the first 3 quarters of 2003 so as to enable comparisons. In millions of EUR, the difference between reported and pro forma net income in 2003 is not relevant (impact of EUR -104 million on the revenues and EUR +70 million on the costs).

Changes in accounting methods

Following the harmonization of accounting methods, commissions paid to agents, selling other products than those of the Group, are now booked in the revenue line (technical and financial margin of insurance activities) instead of the cost line (network commissions). The financial statements of the previous years have been restated accordingly. The impact on the 2002 net income amounts to EUR 8 million.

Reallocations within business lines

Minor transfers occurred between the business lines (e.g. the results of Banque Vernes Artesia are now included in the third business line; the reinsurance results of DVV Insurance are now included in the second business line). The impact on the net income of each business line is not material. Nevertheless all business line financial data, annual and quarterly, have been restated.

III.3 ANALYSIS OF THE STATEMENT OF INCOME

NET INCOME

Dexia's 2003 net income, at EUR 1,431 million, is up 10.2%. Adjusting for the changes in scope of consolidation[1], and excluding exceptional and nonrecurring items[2], net income progression was even higher, at +15.2%, and +18.5% at constant exchange rate.

This marks a very satisfactory upturn, particularly of the underlying operating results, after the very difficult 2002, as will be seen in the following analysis.

REVENUES

For the whole year 2003:

Total annual revenues amounted to EUR 5,160 million, up by a slight 0.1%. This apparent stability hides in fact a progression of the underlying revenues (up 3.8%), whilst the exceptional and nonrecurring revenues went down, from EUR 101 million in 2002 to EUR 20 million in 2003. Furthermore, the progression of underlying revenues was itself curtailed by the evolution of the US dollar. This has greatly impacted the revenues of mainly two business lines (Public Finance, and Treasury and Financial Markets), which have a substantial fraction of their revenues in US dollars. This shortfall was only partly compensated by the positive results of hedges put in place, the revenues of which are booked in Central Assets. Had the US dollar remained stable, the revenues would have grown by 5.5%.

- ***Net interest and related income*** amounted to EUR 3,429 million, up 0.2%. This apparent stability masks what has in reality been a strong increase at similar scope of consolidation of 7.0% (or EUR 222 million) of the total underlying revenues. In 2002, a large amount of exceptional and nonrecurring items impacted positively this caption, (EUR 173 million) whilst the equivalent was only EUR 28 million in 2003.

- ***Net commissions and other income*** amounted to EUR 992 million, down 2.3%. However, looking at the underlying basis (pro forma), the reduction in commissions and other income was higher (-6.5%,

1 See the details of changes on page 28.
2 See detailed list of exceptional and nonrecurring items on page 34.

STATEMENT OF INCOME (YEARLY)

in millions of EUR	2002	2003	*Evolution*	2002 pro forma	*Evolution pro forma* total	*Evolution pro forma* underlying
Revenues	**5,157**	**5,160**	**+0.1%**	**5,053**	**+2.1%**	**+3.8%**
- net interest and related income	*3,422*	*3,429*	*+0.2%*	*3,352*	*+2.3%*	*+7.0%*
- net commissions and other income	*1,015*	*992*	*-2.3%*	*997*	*-0.5%*	*-6.5%*
- technical and financial margin of insurance activities	*720*	*739*	*+2.6%*	*705*	*+4.9%*	*+4.9%*
Costs	**(3,037)**	**(3,055)**	**+0.6%**	**(2,967)**	**+3.0%**	**-0.3%**
Gross operating income	**2,120**	**2,104**	**-0.7%**	**2,086**	**+0.9%**	**+10.2%**
Cost of risk	(722)	(176)	-75.7%	(717)	-75.5%	-41.0%
Operating income	**1,398**	**1,929**	**+37.9%**	**1,369**	**+40.9%**	**+18.5%**
Net gains & recoveries on long-term investments	(36)	15	n.s.	(36)	n.s.	n.s.
Net allocation to GBRR	82	7	-91.6%	84	-91.8%	n.s.
Amortization of goodwill	(57)	(131)	n.s.	(57)	n.s.	-16.9%
Corporate income tax	(58)	(362)	n.s.	(48)	n.s.	+26.3%
Income from equity-accounted companies	56	56	-0.2%	65	-14.5%	-21.0%
Net income before minority interests	**1,385**	**1,513**	**+9.3%**	**1,377**	**+9.9%**	**+14.6%**
Minority interests	86	82	-4.4%	79	+4.4%	+5.6%
Net income	**1,299**	**1,431**	**+10.2%**	**1,299**	**+10.2%**	**+15.2%**

STATEMENT OF INCOME (QUARTERLY)

in millions of EUR	Q4 2002	Q4 2003	*Evolution*	Q4 2002 pro forma	*Evolution pro forma* total	*Evolution pro forma* underlying
Revenues	1,277	1,271	-0.5%	1,254	+1.1%	-4.7%
- net interest and related income	*838*	*818*	*-2.5%*	*822*	*-0.4%*	*-8.3%*
- net commissions and other income	*237*	*280*	*+18.0%*	*231*	*+19.5%*	*+16.7%*
- technical and financial margin of insurance activities	*201*	*173*	*-14.0%*	*201*	*-13.9%*	*-13.9%*
Costs	(679)	(802)	+18.1%	(662)	+21.2%	+2.9%
Gross operating income	598	469	-21.6%	592	-21.2%	-15.4%
Cost of risk	(140)	(56)	-59.7%	(139)	-59.4%	-56.0%
Operating income	458	412	-9.9%	454	-9.5%	-3.2%
Net gains & recoveries on long-term investments	(15)	17	n.s.	(15)	n.s.	+21.7%
Net allocation to GBRR	0	0	n.s.	0	n.s.	n.s.
Amortization of goodwill	(18)	(90)	n.s.	(18)	n.s.	-38.6%
Corporate income tax	(77)	(9)	-88.7%	(77)	-90.2%	+68.0%
Income from equity-accounted companies	15	19	+24.5%	15	+24.2%	-4.0%
Net income before minority interests	362	349	-3.6%	358	-2.8%	-12.9%
Minority interests	20	22	+7.3%	16	+32.4%	+26.6%
Net income	342	328	-4.2%	342	-4.5%	-14.9%

STATEMENT OF INCOME: FROM REPORTED TO UNDERLYING[1] PRO FORMA[2]

in millions of EUR	Q4 2002	Q4 2003	*Evolution*	2002	2003	*Evolution*
Revenues	1,277	1,271	-0.5%	5,157	5,160	+0.1%
Changes in consolidation scope	*(23)*	*(2)*	*-91.1%*	*(104)*	-	*n.s.*
Revenues pro forma	1,254	1,269	+1.1%	5,053	5,160	+2.1%
Exceptional & nonrecurring items	*(69)*	*8*	*n.s.*	*101*	*20*	*-80.2%*
Underlying revenues	1,323	1,261	-4.7%	4,953	5,140	+3.8%
of which						
net interest and related income	*887*	*813*	*-8.3%*	*3,179*	*3,401*	*+7.0%*
net commissions and other income	*236*	*275*	*+16.7%*	*1,069*	*1,000*	*-6.5%*
technical and financial margin of insurance activities	*201*	*173*	*-13.9%*	*705*	*739*	*+4.9%*
Costs	(679)	(802)	+18.1%	(3,037)	(3,055)	+0.6%
Changes in consolidation scope	*17*	*0*	*n.s.*	*70*	-	*n.s.*
Costs pro forma	(662)	(802)	+21.2%	(2,967)	(3,055)	+3.0%
Exceptional & nonrecurring items	*110*	*(7)*	*n.s.*	*60*	*(37)*	*n.s.*
Underlying costs	(772)	(794)	+2.9%	(3,028)	(3,018)	-0.3%
Gross operating income pro forma	592	467	-21.2%	2,086	2,104	+0.9%
Exceptional & nonrecurring items	*41*	*0*	*n.s.*	*161*	*(17)*	*n.s.*
Underlying gross operating income	552	467	-15.4%	1,925	2,121	+10.2%
Cost of risk pro forma	(139)	(56)	-59.4%	(717)	(176)	-75.5%
Exceptional & nonrecurring items	*(11)*	*0*	*n.s.*	*(448)*	*(17)*	*n.s.*
Underlying cost of risk	(128)	(56)	-56.0%	(269)	(158)	-41.0%
Operating income pro forma	454	410	-9.5%	1,369	1,929	+40.9%
Exceptional & nonrecurring items	*30*	*0*	*n.s.*	*(287)*	*(34)*	*n.s.*
Underlying operating income	424	410	-3.2%	1,656	1,963	+18.5%
Net income pro forma	342	327	-4.5%	1,299	1,431	+10.2%
Exceptional & nonrecurring items	*(2)*	*34*	*n.s.*	*115*	*68*	*-40.9%*
Underlying net income	344	293	-14.9%	1,183	1,363	+15.2%

1 i.e. excluding exceptional and nonrecurring items.
2 Pro forma for 2002 and Q4 2002.

or EUR -69 million) observed essentially in Retail Financial Services (EUR -19 million) and Investment Management Services (EUR -56 million), as the customers' appetite for equity-linked investment products has remained weak, at least in the first part of the year.

- *Technical and financial margin of insurance activities* was up 2.6% to EUR 739 million, and up 4.9% (or EUR 34 million) on the underlying basis. This increase would have been much higher (+17.9% or EUR 126 million), had the EUR/USD parity remained constant. This reflects in particular the good performance of FSA (described on page 45).

In the fourth quarter of 2003:

Total revenues amounted to EUR 1,271 million, against EUR 1,277 million in the same quarter of 2002, thus down 0.5%. Underlying revenues in the fourth quarter of 2003 amounted to EUR 1,261 million, down 4.7% compared to the same quarter (pro forma) of the previous year. This negative evolution is largely explained by the unusually volatile revenues in the second half of 2002, in the context of equity markets with important markdowns in the third quarter and important markups in the fourth quarter. The analysis of the quarter's underlying revenues by nature shows the following:

- *Net interest and related income* in the last quarter of 2003 amounted to EUR 818 million, down 2.5%, and down 8.3% (or EUR 74 million) on the underlying basis. Of note, the fourth quarter of 2002 included EUR 65 million of underlying revenues stemming from the markup of equity portfolios that had been previously marked down.

- *Net commissions and other income* amounted to EUR 280 million, an 18.0% increase (+16.7% on an underlying basis, representing a EUR 39 million increase). Note that underlying commissions and other income went up EUR 12 million in Retail Financial Services, and up EUR 13 million in Investment Management Services. Concerning the latter, quarterly series shown on page 61 evidence a reversal of the prior trend in the last quarter of 2003.

- *Technical and financial margin of insurance activities* amounted to EUR 173 million in the fourth quarter of 2003 (-14.0%). The underlying evolution was -13.9% (or EUR -28 million). This is largely explained by the currency factor, as FSA's revenues were effectively up in US dollars. At constant exchange rate, this category of revenues would overall have been only 1.8% lower. It is also caused by the uneven spread of quarterly revenues throughout 2002, with a low third quarter and a high fourth quarter, in the context of volatile equity markets in the last part of that year.

COSTS

During the whole year 2003, costs amounted to EUR 3,055 million, slightly up (+0.6%) on the equivalent number reported in 2002, but down 0.3% (or EUR -10 million) when looking at the underlying pro forma numbers. The analysis of underlying costs by type shows the following:

- *staff costs* amounted to EUR 1,423 million in 2003, down 3.2% compared to the previous year;
- *network commissions,* representing the commissions paid by the Group to its networks of independent agents and business introducers, amounted to EUR 340 million, up 11.7%;
- *other operating expenses* amounted to EUR 888 million, down 1.7%;
- *depreciation and amortization* amounted to EUR 316 million, up 3.9%;
- *deferred acquisition costs,* corresponding essentially to the business of FSA, EUR 51 million, up 11.3%.

For the second consecutive year, the underlying cost base has come down, reflecting the efforts everywhere in the Group to this end. However, the exchange parity contributed in part positively to this good result, since part of the cost base is USD denominated. Looking at the respective evolutions, at constant exchange rate, of the underlying costs (+0.7%) and revenues (+5.5%), there is confirmation that the trend is in the right direction.

During the fourth quarter of 2003, costs amounted to EUR 802 million, up 18.1% compared to the fourth quarter of 2002. Excluding exceptional items and changes of consolidation scope, underlying costs of the two periods went up 2.9%, i.e. an overall variance of EUR +23 million, which is analyzed in the sections of this report dealing with the individual business lines.

GROSS OPERATING INCOME

For the whole year 2003, the gross operating income amounted to EUR 2,104 million, down 0.7% from what it was in 2002. On the basis of underlying revenues and costs, on the contrary, it is up 10.2%, and the progression even reaches +13.0% at constant exchange rate.

For the fourth quarter of 2003, the gross operating income amounted to EUR 469 million, down 21.6% from what it was in the fourth quarter of 2002. On the basis of underlying revenues and costs (pro forma), it went down 15.4% quarter against quarter, and down 13.6% at constant exchange rate. Again, this negative evolution is largely explained by the unusually volatile revenues in the second half of 2002 (see quarterly series on page 68).

COST OF RISK

In 2003, the total cost of risk amounted to EUR 176 million for the whole Group, much lower to what it was in 2002, but the charge of the latter year included exceptional provisions made at Dexia Bank Nederland (see hereafter). Without that specific item, the cost of risk amounted to EUR 274 million in 2002, i.e. still EUR 98 million more than in 2003.

The cost of risk ratios (annual net charge as a percentage of total outstanding commitments) thus stand as follows in 2003:

- 5.7 basis points for the banking activities, against 9.8 basis points in 2002 (without Dexia Bank Nederland);
- 1.2 basis points for FSA, against 2.5 basis points in 2002.

Concerning the provisions at Dexia Bank Nederland, it must be reminded that a generic provision was made in 2002 to cover potential credit risks. The total generic provision amounted to EUR 448 million at December 31, 2002 and the specific provision amounted to EUR 30 million at the same date. In 2003, the provision has started to be utilized. Full disclosure on Dexia Bank Nederland is made on pages 76-79 of this report.

OTHER ITEMS

Net gains and recoveries on long-term investments totalled EUR 15 million in 2003, against EUR -36 million in 2002. This EUR +51 million variance stems from several sources including the sale of some participations (Alex and Erste Bank notably) and, in the other direction, impairments (mainly on the stakes in Fortis and Véolia Environnement) or capital losses, generally classified as exceptional or nonrecurring and detailed on page 34.

A minor write-back of EUR 7 million was made in 2003 to the **general banking risks reserve** to be compared to EUR 82 million in 2002.

Amortization of goodwill on fully-consolidated subsidiaries amounted to EUR 131 million in 2002, compared to EUR 57 million in 2001. This increase is due to accelerated depreciation of the goodwill on several participations held by the Group (for further details, see on page 34).

Corporate income tax, comprising both current and deferred taxes, amounted to EUR 362 million in 2003. This marks a sharp increase compared to the EUR 58 million charge of 2002. But the latter was exceptionally low due to the treatment of the Dexia Bank Nederland provision discussed elsewhere. The tax charge therefore comes back closer to a more normal level. However, the impairments and accelerated goodwill depreciation made in 2003 on participations as indicated above, have caused exceptional tax credits of EUR 102 million. Furthermore a prior provision of EUR 21 million on a tax litigation in Belgium has been written back, following the favorable outcome of the legal proceedings. Lastly, tax latencies at insurance companies in Belgium were adjusted in the amount of EUR +43 million.

Net income from companies accounted for by the equity method, net of goodwill amortization, amounted to EUR 56 million, unchanged on 2002.

Minority interests came to EUR 82 million in 2003 against EUR 86 million in 2002.

In summary, **net income** progressed by 10.2%, in line with the guidance given earlier. More importantly, the quality of the underlying results substantially improved, with a +15.2% progression over 2002, and +18.5% at constant exchange rate.

FOCUS ON NOTEWORTHY EXCEPTIONAL ITEMS

The incidence of exceptional items on the net income keeps reducing. It amounts to EUR +68 million in 2003. It was EUR +115 million in 2002, and EUR +147 million in 2001. The detail of the exceptional and nonrecurring items is listed on page 34. Concerning 2003, other than the adjustments made on the items previously included as exceptional items (CLN portfolio and Dexia Bank Nederland, principally), there were on the one hand EUR 106 million (pre-tax) gains on the sale of assets (Alex and Erste Bank principally), and on the other hand impairments on participations (EUR 86 million pre-tax, of which Fortis for an amount of EUR 47 million – EUR 20 million in the fourth quarter – and Véolia for an amount of EUR 39 million) and subsidiaries for an amount of EUR 86 million pre-tax.

Regarding **taxes**, the impairments and accelerated goodwill depreciation made in 2003 on participations indicated above have caused exceptional tax credits of EUR +102 million. These tax credits added to other tax exceptional items (mainly tax latencies and write-back of a provision for a tax litigation described above) totalled EUR 158 million in 2003.

FINANCIAL PERFORMANCE

Operating performance improved in 2003: the cost/income ratio went from 58.9% in 2002 to 59.2% in 2003. On the basis of underlying figures, it went from 61.1% to 58.7% respectively.

Return on equity (ROE), representing the ratio between net income for the period and average shareholders' equity (excluding the general banking risks reserve and after income appropriation), stood at 16.5% in 2003, against 16.2% in 2002.

Earnings per share (EPS) amount to EUR 1.24 per share, against EUR 1.13 in 2002, an increase of 9.5%.

OUTLOOK

In Public Finance, after two record years, business is expected to remain at a high level. In Retail Financial Services, both the economic and financial environment and the good progress of Artesia BC integration create the conditions for further improvements of the business line's profitability. Regarding Investment Management Services, the better market conditions should permit to confirm the recovery recorded in the late part of 2003.

All in all, Dexia is on track for another year of earnings growth.

MAIN ITEMS REPORTED AS EXCEPTIONAL OR NONRECURRING IN 2002 AND 2003

Net interest and related income

In Q1 2002: gains on OLOs[1] (EUR +44.4 million); net revenues on CLN[2] portfolio (EUR +1.3 million); interests on arrears on a loan in Italy (EUR +13.6 million); early redemption of bonds redeemable in shares at Dexia Crediop (EUR +12.4 million).

In Q2 2002: gains on OLOs (EUR +49.1 million); net revenues on CLN portfolio (EUR +3.4 million); capital gain on the sale of participation in Clearstream (EUR +74.9 million); capital gains on sale of nonstrategic assets (EUR +12.3 million).

In Q3 2002: gains on OLOs (EUR +41.3 million); net revenues on CLN portfolio (EUR -5.4 million); capital losses on sale of nonstrategic assets (EUR -9.5 million).

In Q4 2002: gains on OLOs (EUR +2.6 million); net revenues on CLN portfolio (EUR -25.6 million); capital losses on sale of nonstrategic assets (EUR -38.0 million).

In Q1 2003: net revenues on CLN portfolio (EUR +5.5 million); losses on sale of equities (EUR -4.7 million).

In Q2 2003: net revenues on CLN portfolio (EUR +4.2 million); losses on sale of equities (EUR -4.5 million); exchange gain (EUR +7.1 million).

In Q3 2003: net revenues on CLN portfolio (EUR +5.1 million); capital gain on sale of equities (EUR +3.8 million); utilization of Legiolease provision (EUR +5.2 million).

In Q4 2003: net revenues on CLN portfolio (EUR +5.0 million); utilization of Legiolease provision (EUR +9.3 million); capital losses on nonstrategic assets (EUR -8.6 million).

Net commissions and other income

In Q1 2002: insurance of CLN portfolio (EUR -12.3 million).

In Q2 2002: insurance of CLN portfolio (EUR -11.6 million); payment to the Belgian Banks' fund for the Jewish community (EUR -3.9 million); provision for compensation for Dexia Bank Nederland (EUR -10.5 million).

In Q3 2002: insurance of CLN Portfolio (EUR -34.5 million); write-back of a provision for compensation for Dexia Bank Nederland (EUR +4.9 million).

In Q4 2002: insurance of CLN portfolio (EUR -4.3 million).

In Q1 2003: insurance of CLN portfolio (EUR -4.1 million).

In Q2 2003: insurance of CLN portfolio (EUR -4.0 million).

In Q3 2003: insurance of CLN portfolio (EUR -5.6 million); interest arrears on settlement with Belgian fiscal authorities (EUR +5.8 million); Bancoval litigation (EUR -1.5 million)

In Q4 2003: insurance of CLN portfolio (EUR -3.9 million); integration of Sofaxis over 14 months (EUR +4.5 million).

Costs

In Q1 2002: commissions to the network for shift to euro (EUR -1.4 million).

In Q2 2002: restructuring costs Dexia Bank Nederland (EUR -22.7 million); write-back of a provision for integration costs Artesia BC (EUR +4.7 million); provision for restructuring costs at DVV Insurance (EUR -2.0 million).

In Q3 2002: provision for restructuring costs at Dexia Bank Nederland (EUR -30.0 million); provision for restructuring costs at DVV Insurance (EUR -5.3 million).

In Q4 2002: partial write-back of the provision for restructuring costs at Dexia Bank Nederland (EUR +15.4 million); write-back of a provision for integration costs at Artesia BC (EUR +5.0 million); capital gains on real estate (EUR +124.8 million); allocation to pension fund Artesia BC (EUR -24.4 million).

In Q1 2003: provision for restructuring costs on insurance activities (EUR -1.3 million); operating costs linked to the "Dexia offer" at Dexia Bank Nederland (EUR -2.5 million).

In Q2 2003: provision for restructuring costs on insurance activities (EUR -0.4 million); staff reduction plan at Dexia BIL Group (EUR -15.3 million); operating costs linked to the "Dexia offer" at Dexia Bank Nederland (EUR -2.3 million); gain on sale of a building at Dexia Bank Nederland (EUR +5.5 million).

In Q3 2003: provision for restructuring costs on insurance activities (EUR +1.0 million); operating costs linked to the "Dexia offer" at Dexia Bank Nederland (EUR -0.3 million); staff reduction plan at Dexia BIL Group (EUR -4.6 million); additional costs Landbouwkrediet NV (EUR -1.0 million); real estate restructuring and relocations at Dexia BIL Group (EUR -8.5 million).

In Q4 2003: restructuration at Dexia BIL Group (EUR -7.3 million); provision for restructuring costs for Rekord (EUR -2.5 million); integration of Sofaxis (EUR -3.9 million); write-back of provisions on Kempen & Co (EUR +9.7 million).

Cost of risk

In Q1 2002: charges for Legiolease at Dexia Bank Nederland (EUR -4.0 million).

In Q2 2002: charges for Legiolease at Dexia Bank Nederland (EUR -31.8 million).

In Q3 2002: charges for Legiolease at Dexia Bank Nederland (EUR -401.1 million).

In Q4 2002: charges for Legiolease at Dexia Bank Nederland (EUR -11.2 million).

In Q1 2003: charges for Legiolease at Dexia Bank Nederland (EUR -22.8 million).

In Q2 2003: net write-back of charges for Legiolease at Dexia Bank Nederland (EUR +13.2 million).

In Q3 2003: charges for Legiolease at Dexia Bank Nederland (EUR -7.4 million).

Net gains and recoveries on long-term investments

In Q1 2002: capital gains on long-term investments (EUR +17.8 million).

In Q2 2002: capital losses on long-term investments (EUR -3.2 million); value adjustment on I-Broker (EUR -6.4 million).

In Q3 2002: impairment on long-term investments (EUR -49.0 million); capital gains on long-term investments (EUR +7.9 million).

In Q4 2002: capital losses on long-term investments (EUR -4.9 million).

In Q1 2003: capital gains on long-term investments (EUR +50.2 million).

In Q2 2003: impairment on long-term investments (EUR -67.9 million).

In Q3 2003: capital gains on long-term investments (EUR +11.9 million)

In Q4 2003: capital gains on long-term investments (EUR +43.8 million); net impairments on long-term investments (EUR -17.8 million).

Accelerated goodwill amortization following impairments

In Q4 2003: accelerated goodwill amortization (EUR -80.9 million) following impairments on several participations (Ely, Dexia Partenaires France, Dexia Banque Privée France, Rekord).

Taxes

All items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as an exceptional item in the total amount of taxation. The individual tax incidence of some items is specified below, as well as particular tax entries.

In Q3 2002: tax credit of EUR 214.7 million caused by the deductible part of the impairment written on the shares of subsidiaries in the Netherlands. As the goodwill is deducted from the equity, the impairment itself is neutral on the consolidated reserves.

In Q2 2003: tax credit of EUR 63.3 million caused by the deductible part of the impairment written on the shares of subsidiaries in the Netherlands.

In Q3 2003: tax credit of EUR +20.6 million following the settlement of a VAT litigation with the Belgian fiscal authorities.

In Q4 2003: restatement of tax latencies of EUR +42.6 million on insurance activities. Tax credit linked to the accelerated goodwill amortizations of several participations (see above, EUR +21.6 million) and Kempen & Co (EUR +17.4 million).

1 OLOs are Belgian Government bonds.

2 CLN portfolio on which a fraud was uncovered in early 2001.

III.4 ANALYSIS OF THE BALANCE SHEET

Total consolidated balance-sheet footings as of December 31, 2003 amounted to EUR 349.9 billion. Compared to December 31, 2002, the amount of total assets has slightly decreased (-0.3%).

The balance sheet is shown in the bancassurance format.

Debts

The amount of customer deposits and debt securities (savings bonds, certificates and bonds) is EUR 227.2 billion at the end of 2003 (-2.0%). Their relative share in the total of the balance sheet is 65.0%.

Customer deposits stood at EUR 92.3 billion at the end of 2003, an increase of +8.2% essentially due to the savings accounts as 2003 was marked by commercial campaigns. Debt securities decreased to EUR 134.9 billion (-7.9%). This should be seen together with a decrease of investments in government securities, bonds and other fixed-income securities in an insurance subsidiary.

Customer loans

Customer loans have slightly increased by +2.6% and stood at EUR 161.9 billion as of December 31, 2003.

Securities

The total amount of investments in government securities, bonds and other fixed-income securities as well as variable-income securities amounted to EUR 126.5 billion (-4.8%).

Equity

Shareholders' equity in the Dexia Group (capital, additional paid-in capital, reserves, profit for the year before allocation, goodwill deducted and GBRR not included) amounted to EUR 9,790 million as of December 31, 2003 against EUR 9,090 million at the end of 2002, i.e. a growth of +7.7%.

CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)[1]

in millions of EUR	2001	2002	2003	*Evolution* 2003/ 2002
Total assets	**351,380**	**350,924**	**349,888**	**-0.3%**
Liabilities and shareholders' equity				
Shareholders' equity	8,337	9,090	9,790	+7.7%
Minority interests	768	714	485	-32.1%
GBRR	1,925	1,842	1,793	-2.7%
Subordinated debt	6,243	5,583	5,411	-3.1%
Interbank loans and deposits	77,079	68,176	68,088	-0.1%
Customer deposits	84,007	85,322	92,343	+8.2%
Debt securities	140,861	146,505	134,905	-7.9%
Assets				
Government securities	7,642	10,886	5,977	-45.1%
Interbank loans and advances	39,018	29,841	29,696	-0.5%
Customer loans	156,404	157,773	161,941	+2.6%
Bonds and other fixed-income securities	110,369	117,009	115,351	-1.4%
Equities and other variable-income securities	6,411	4,906	5,157	+5.1%
Long-term investments	1,434	1,883	1,443	-23.4%

1 Restated for 2001 and 2002.

GROUP'S EQUITY PORTFOLIOS[1]

in millions of EUR	Book value	Market value Dec. 31, 2003	Net cap. gain/loss Dec. 31, 2003
Long-term investments	917	-	-
- Quoted[2]	544	669	+125
- Non-quoted	373	-	
Other	1,847	-	-
- Quoted	1,588	1,629	+41
of which money/bond funds	*251*	*251*	
of which booked in insurance company portfolios	*684*	*655*	*-30*
of which booked in banking subsidiary portfolios	*903*	*974*	*+71*
- Non-quoted	260	-	
Of which money/bond funds	*8*	-	

1 Excluding marked-to-market portfolios and third-party risks (unit-linked products...)
2 of which:

Société Générale	298	394
Véolia Environnement	127	143
Autoroute du Sud de la France	38	41

III.5 OPERATIONS AND RESULTS OF THE BUSINESSES

NET INCOME[1]



in millions of EUR
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
+8%
724
783
+51%
190
286
-14%
237
204
-7%
281
263
-21%
-133
-105
+10%
1,299
1,431
2002 2003
2002 2003
2002 2003
2002 2003
2002 2003
2002 2003
Public/Project Finance and Credit Enhancement (underlying)
Retail Financial Services (underlying)
Investment Management Services (underlying)
Treasury and Financial Markets (underlying)
Central Assets and exceptional items
Dexia

CONTRIBUTION OF THE BUSINESSES TO THE UNDERLYING NET INCOME[2]



2002
20%
16%
13%
51%
2003
17%
13%
19%
51%

1 Pro forma for 2002.

2 Pro forma for 2002; excluding Central Assets (negative) contribution.

in millions of EUR	Public/Project Finance and Credit Enhancement	Investment Management Services	Treasury and Financial Markets	Central Assets		Dexia
Revenues	**1,871**	**1,770**	**929**	**474**	**116**	**5,160**
- net interest and related income	1,243	1,187	479	489	31	3,429
- net commissions and other income	223	332	450	(15)	2	992
- technical and financial margin of insurance activities	405	251	0	0	82	739
Costs	**(638)**	**(1,376)**	**(618)**	**(153)**	**(271)**	**(3,055)**
Gross operating income	**1,233**	**395**	**311**	**321**	**(155)**	**2,104**
Cost of risk	(84)	(34)	(39)	6	(25)	(176)
Operating income	**1,149**	**361**	**272**	**327**	**(180)**	**1,929**
Net gains & recoveries on long-term investments	(5)	12	50	0	(41)	15
Net allocation to GBBR	-	-	-	-	7	7
Amortization of goodwill	-	-	-	-	(131)	(131)
Corporate income tax	(319)	(83)	(32)	(60)	132	(362)
Income from equity-accounted companies	9	38	(1)	0	9	56
Net income before minority interests	**834**	**327**	**290**	**266**	**(204)**	**1,513**
Minority interests	52	(1)	3	2	25	82
Net income	**782**	**328**	**287**	**264**	**(229)**	**1,431**
Cost/income ratio	34.1%	77.7%	66.5%	32.3%	n.s.	59.2%
ROEE[1]	22.8%	18.2%	49.3%	28.4%	n.s.	n.s.
Allocated equity (end of period)	3,663	1,799	588	938	(333)[2]	6,655
Risk-weighted assets	46,245	19,702	7,810	26,303	6,480	106,540

STATEMENT OF INCOME

INCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

2003

1 Return on Economic Equity.

2 Taking into account the portfolio effect linked to the diversification between business lines.

Public/Project Finance and Credit Enhancement

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q4 2002*	*Q4 2003*	*Q4 03/ Q4 02*	*year 2002*	*year 2003*	*2003/ 2002*
Revenues	**522**	**463**	**-11.3%**	**1,793**	**1,867**	**+4.1%**
- net interest and related income	336	300	-10.8%	1,193	1,243	+4.2%
of which interest on E.E.A.[2]	*66*	*48*	*-26.6%*	*210*	*184*	*-12.2%*
- net commissions and other income	62	55	-11.2%	214	218	+1.7%
- technical and financial margin of insurance activities	124	108	-12.7%	386	405	+5.1%
Costs	**(175)**	**(171)**	**-2.5%**	**(631)**	**(635)**	**+0.6%**
Gross operating income	**347**	**292**	**-15.8%**	**1,162**	**1,232**	**+6.0%**
Cost of risk	(77)	(27)	-65.0%	(168)	(84)	-50.2%
Operating income	**270**	**265**	**-1.6%**	**995**	**1,149**	**+15.5%**
Net gains & recoveries on long-term investments	(2)	(7)	n.s.	10	(5)	n.s.
Corporate income tax	(58)	(63)	+7.3%	(266)	(319)	+19.9%
Income from equity-accounted companies	11	2	-76.6%	30	11	-64.2%
Net income before minority interests	**221**	**198**	**-10.3%**	**768**	**835**	**+8.7%**
Minority interests	9	15	+62.7%	45	52	+17.3%
Net income	**211**	**182**	**-13.6%**	**724**	**783**	**+8.2%**
Cost/income ratio	33.5%	36.9%		35.2%	34.0%	
ROEE[3]	24.1%	21.6%		21.0%	22.8%	
Allocated equity (end of period)	3,659	3,663		3,659	3,663	

1 Pro forma for Q4 2002 and full year 2002.
2 Economic Equity Allocated.
3 Return on Economic Equity (annualized for quarterly data).

RESULTS

IMPORTANT NOTE

The analysis hereafter is **based on the underlying data** (i.e. excluding exceptional and nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered exceptional or nonrecurring are detailed on page 34.

Net income for the full year amounted to EUR 783 million (+8.2% compared to 2002 and +16.7% at constant exchange rate) and EUR 182 million for the fourth quarter (-13.6% compared to the fourth quarter of 2002 and -5.6% at constant exchange rate). This yearly performance confirms the business line's status as the first contributor to Dexia's earnings. The main contributors to the business line net income are FSA (30%), France (28%), Belgium (21%), the United States excluding FSA (9%) and Italy (7%). *It should be noted that the earning streams in the United States (both FSA and Dexia) have experienced growth despite a very unfavorable evolution of the exchange rate.*

The evolution of **revenues** reflects the very good commercial performance of the business. For the whole year, they amounted to EUR 1,867 million, up 4.1% or up 10.4% at constant exchange rate. Growth was observed particularly in revenues from interest and related income and insurance activities where the progression was respectively +4.2% (+7.2% at constant exchange rate) and +5.1% (+24.8% at constant exchange rate). To be noted that Public Finance *stricto sensu* was the most important driver of this growth. Revenues for the fourth quarter 2003 amounted to EUR 463 million, i.e. -11.3% compared to the same quarter of last year or -5.7% at constant exchange rate. It should be reminded that the sequence of quarterly results was quite uneven last year (see page 47), with low revenues in the third quarter and high revenues in the fourth quarter.

Costs were up by a modest 0.6% for the whole year (+4.6% at constant exchange rate), in comparison with the revenue growth. For the fourth quarter, they were down 2.5% (or EUR -4 million) but it should be noted that the fourth quarter of last year was marked by an adjustment following the decision to move from a deferral to a cash method for the costs related to investment products of FSA. This represented a EUR 9 million charge on the fourth quarter alone.

Gross operating income amounted to EUR 1,232 million for the full year (+6.0% and +13.6% at constant exchange rate), and to EUR 292 million for the fourth quarter (-15.8% or -9.3% at constant exchange rate). The **cost/income ratio** further improved in 2003, at 34.0% for the full year against 35.2% in 2002.

Cost of risk decreased substantially over the year (-50.2%) and amounted to EUR 84 million for the full year 2003. It should be reminded that a EUR 43 million had been booked in 2002 to cover the risks on certain CDO transactions at FSA.

Operating income (after cost of risk) of the business line progressed strongly during the full year (+15.5% at EUR 1,149 million). The operating income of the fourth quarter was EUR 265 million (stable compared to the same period of 2002).

The business line's strong financial performance is well reflected in the ratio of **return on economic equity (ROEE[1])**, which still continues to improve, reaching 22.8% in 2003 (21.0% in 2002).

1 Net income before minority interests as a percentage of allocated equity at the end of the period.

PRESENTATION AND STRATEGY

Public/Project Finance and Credit Enhancement covers several activities:

- the financing of the needs of local public authorities or other public service organizations, in the form of direct loans, signed commitments or purchase of securities issued by the customers;
- a broad range of value-added financial services associated with the lending activity (insurance, financial advice, asset management, cash management...);
- project financing (infrastructures, water and sewage, waste management...);
- credit enhancement of municipal bonds and asset-backed securities (ABS).

Dexia's customers in this area include:

- the public sector including local governments and other local players (public hospitals, inter-municipal organizations, social welfare centers, social housing organizations...);
- other public or semi-public customers (e.g. French Sociétés d'Economie Mixte), and private companies providing services to local authorities;
- non-profit organizations such as foundations, religious associations, etc.;
- sponsors of securitized products (banks, credit institutions, commercial companies...).

Geographically, Dexia is a partner of reference for public sector organizations in two of the three largest economic regions of the world: Europe and North America.

- Dexia is present in most countries of the European Union:

  - in the "historical" markets of France and Belgium where the Group is the leader in financing the local public sector and has market shares above 40% and 80% respectively. To be noted that Dexia Bank, as one of the three largest banks in Belgium, is also active in financing mid-sized and large corporate clients in Belgium and Luxembourg;
  - in the other main countries of Western Europe, through subsidiaries, branches or partnerships with other local players;
  - in some Central European countries, where the Group has recently started operating.

- In North America, Dexia is present through its New York branch, its wholly-owned subsidiary Financial Security Assurance (FSA) – one of the most important players in the credit enhancement of US municipal bonds market – and Dexia Global Structured Finance (Dexia GSF – advisory services and structured asset finance).

- Elsewhere in the world, Dexia Crédit Local, intervenes through its various branches, subsidiaries and representative offices.

The Group's strategy in this business line may differ according to the markets in which it operates:

- In the more mature "historical" markets of France and Belgium, where the Group has very large market shares, competition is very fierce, and demand for long-term financing has not shown to date a significant growth in the last few years.

  In this context, the growth of earnings is obtained by offering, alongside traditional products, new value-added services, allowing to both improve the customers' financial efficiency and meet all their financial requirements (debt management, insurance, asset management, banking services...).

- In countries where the presence of Dexia is more recent (Italy, Spain), and where the Group has smaller market shares, the growth of earnings is ensured by both developing originations and adapting, to the local context, techniques and products which have already been successful elsewhere.

- In the United States, where the market of long-term local government is almost exclusively desintermediated, the Group has been able to grow at a fast pace thanks to the powerful combination of offers of FSA, Dexia GSF and Dexia Crédit Local New York branch. This cooperation provides a unique expertise platform in the fields of project financing and credit enhancement and allows offering American local authorities a full range of products and services responding to all their financial needs.

Finally, as the world leader, Dexia Group has major opportunities for synergies between its various entities, both within the first business line (such as financing of transportation equipment in large European cities, enhancement of bonds issued by the largest European local authorities ...) and between the Group's various business lines (insurance, asset management...).

This strategy has enabled the first business line of Dexia to produce sustained growth in earnings whilst yielding a high level of profitability (above 20% on allocated equity capital) and operating at low risk.

Long-term financing originations[1] reached EUR 34.3 billion for the full year 2003, up 13.0% compared to 2002. (up 19.8% at constant exchange rate[2]). This increase took place in almost all markets where Dexia operates. The activity was particularly strong in France, Italy and America where the increase was 12.8% (the decrease of 6.1% shown in the table (page 44) is due to evolution of the euro/US dollar parity). The fourth quarter recorded high both in France and Italy, with originations of EUR 4.4 billion and EUR 4.9 billion respectively.

In **France**, the long-term financing originations in 2003 amounted to EUR 8.7 billion, of which EUR 8.0 billion were solely for the local public sector. This progression is due to the revival in the local authorities market, particularly the cities that have resumed their investments (after a quiet period in the beginning of the mandate) and the very big local authorities. Dexia maintained its market share (42%) in a context of strong competition, and won key tenders. It should also be noted that there was very strong progress in originations to the other local players such as social housing and hospitals.

In **Belgium**, production reached EUR 4.8 billion in 2003, up 8.2% compared to 2002. This rise is even more significant looking at the local public sector (EUR 2.6 billion, up 12.9%). It stems from the resumption of local investments, in accordance with the electoral cycle. Dexia market share was 84%.

In **America**, production reached USD 10.9 billion in 2003 (EUR 9.5 billion), a rise of 12.8% compared to 2002. This has mostly taken place in the municipal business, with USD 10.5 billion (+14.9% compared to 2002). Dexia New York benefited from a growing market, in an environment of low interest rates favorable to refinancing. Synergies with FSA have actively continued in 2003, with 37 joint transactions, totalling USD 4.3 billion. The activity in Project Finance has slowed down and has posted a 25.1% fall. In a context of cautiousness regarding the thermic electricity sector, business was focused in the transportation and wind energy sectors. Dexia's involvement towards sustainable development resulted in it being awarded the "Renewable Arranger of The Year" by the *Infrastructure Journal* magazine.

In **Italy**, activity reached a record level in 2003. Production was almost EUR 7.0 billion, a rise of 26.7% compared to 2002. This rise can be attributed entirely to the very good performance in the local public sector, where originations amounted to EUR 6.5 billion, up 37.0% compared to 2002, which was already a high reference. Dexia Crediop has strengthened its presence with major clients, accompanying the desintermediation process begun in 2002, which continued and even developed in 2003 (six mandates out of the nine principal transactions were won by Dexia). The Italian subsidiary of the Group has also taken advantage of the trend in securitizing local public sector outstandings. For instance, Dexia Crediop was joint lead arranger of the most important transaction, consisting in securitizing assets of the public health sector. Besides, Dexia Crediop was also an important partner of the Italian Treasury Department in its securitization program.

In **Spain**, the production of Dexia Sabadell Banco Local amounted to EUR 1.2 billion, of which EUR 1.0 billion came from the local public sector. This rise of 2.7% compared to 2002 is outstanding taking into account that the electoral context (many elections) was not favorable to the activity in the public sector. In Project Finance, the Spanish subsidiary of the Group has concluded several transactions in the transportation (joint arranger and financier of Barcelona underground extensions) and wind energy sectors.

In **Great Britain**, originations totalled EUR 1.3 billion. A little more than half of this is attributable to the local public sector. After a difficult year in 2002, 2003 was much better thanks to the marketing of a new product. This allowed the Group to occupy a niche in a market dominated by the Public Works Loan Board, a state-controlled institution. Regarding Project Finance, the very good result (origination amounted to EUR 645 million, up 80.6%) stems from the completion of very large transactions in the public transportation sector (renovation and maintenance of the London underground) and a sustained activity in PFI (Private Finance Initiative), primarily the financing of hospitals and universities.

In **Sweden**, the production went down to EUR 497 million. The context of increasing local taxes and low level of investments has resulted in an improvement of the financial situation of local authorities, implying thus a less demand for financing.

In **Slovakia**, the origination amounted to EUR 198 million (EUR 163 million for Public Finance), a rise of 30.9%, explained by the development towards small and medium local authorities. A significant transaction has been however implemented for the refinancing of the debt of Bratislava.

In **Israel**, the production was EUR 105 million, exclusively with local authorities. This represents an increase of 15.6%. The activity was particularly strong during the last quarter of the year.

In **Austria**, the activity is run by Kommunalkredit Austria (KKA), owned at 49% by Dexia. New production strongly grew in 2003 at

1 Excluding Germany and affiliates (mainly Kommunalkredit Austria).
2 The exchange rate used for the comparison at constant exchange rate is the month-end average rate currency/euro for the origination and the spot rate for the outstanding.

LOANS

in millions of EUR

	NEW LONG-TERM LOANS			TOTAL OUTSTANDING LOANS [1]		
	2002	2003	*Evolution* 2003/ 2002	Dec. 31, 2002	Dec. 31, 2003	*Evolution* Dec. 31, 2003/ Dec. 31, 2002
Fully-consolidated subsidiaries						
Belgium	4,394	4,754	+8.2%	27,109	28,337	+4.5%
France	7,136	8,687	+21.7%	53,646	55,250	+3.0%
International	29,555	24,442	-17.3%	85,369	93,644	+9.7%
Germany	*10,720*	*3,561*	*-66.8%*	*31,345*	*29,808*	*-4.9%*
Italy	*5,503*	*6,970*	*+26.7%*	*20,219*	*24,808*	*+22.7%*
Israel	*91*	*105*	*+15.6%*	*303*	*319*	*+5.2%*
America	*10,152*	*9,537*	*-6.1%*	*21,147*	*24,050*	*+13.7%*
Slovakia	*151*	*198*	*+30.9%*	*319*	*416*	*+30.3%*
Spain	*1,132*	*1,205*	*+6.4%*	*2,926*	*3,853*	*+31.7%*
Sweden	*852*	*497*	*-41.6%*	*3,102*	*3,199*	*+3.2%*
United Kingdom	*425*	*1,325*	*x 3.1*	*2,752*	*3,561*	*+29.4%*
Other[2]	*529*	*1,044*	*+97.4%*	*3,256*	*3,630*	*+11.5%*
Total fully-consolidated subsidiaries	41,085	37,883	-7.8%	166,124	177,231	+6.7%
of which public sector	*36,440*	*32,767*	*-10.1%*	*151,880*	*161,735*	*+6.5%*
of which corporate & project finance	*4,646*	*5,116*	*+10.1%*	*14,244*	*15,495*	*+8.8%*
Equity-accounted companies						
Austria (Kommunalkredit Austria)[3]	1,686	2,400	+42.3%	5,700	7,494	+31.5%
Total managed by the Dexia Group	**42,771**	**40,283**	**-5.8%**	**171,824**	**184,725**	**+7.5%**

DEPOSIT-TAKING SERVICES AND INVESTMENT PRODUCTS (INCLUDING OFF-BALANCE SHEET PRODUCTS)[4]

in millions of EUR

	Dec. 31, 2002	Dec. 31, 2003	*Evolution* Dec. 31, 2003/ Dec. 31, 2002
Balance sheet	11,097	11,504	+3.7%
Off-balance sheet	5,865	8,380	+42.9%
Total	**16,962**	**19,884**	**+17.2%**

1 These amounts, at current exchange rate, consist of outstanding long-term loans and off-balance sheet products as off-balance sheet products represent a growing part of the total activity (credit enhancement, project finance...) and short-term loans are more fluctuant in amount. The short-term loans are therefore not included.

2 Transactions carried out by the head office on behalf of Dexia Crédit Local, mainly in the area of project financing or in countries where Dexia Crédit Local does not have a direct presence.

3 Corresponding to total new lending/outstanding loans of Kommunalkredit Austria which is 49%-owned by Dexia since 2001.

4 Off-balance sheet figures of Artesia BC excluded.

EUR 2.4 billion, an increase of 42.3%. In Public Finance, new lending amounted to EUR 2.1 billion (up 28.2% compared to 2002) thanks to large transactions, notably with the Land of Styria, in association with the Group's German subsidiary Dexia Hypothekenbank Berlin and other significant transactions in Eastern Europe countries (Poland, Czech Republic, Hungary).

In **Germany**, the Group is developing new activities such as offering structured products for local authorities (the volume dealt in 2003 was close to EUR 1 billion). Besides that, the German subsidiary of the Group, Dexia Hypothekenbank Berlin (now fully owned), has participated to large transactions in Germany (for instance the City of Hamburg) or in Austria, in collaboration with Kommunalkredit Austria (see above).

For the activities carried out directly from **Head Office**, it should be noted that many transactions took place with Dexia as arranger. One of these was the private finance initiative for the wastewater treatment plant of The Hague for a consortium lead by Véolia Environnement.

All in all, these very good results contributed to the rise in outstandings. **Long-term outstandings** (including Germany) amounted to EUR 177.2 billion, up 6.7% over the last 12 months (of which EUR 161,7 billion in the local public sector, up +6.5% over the last 12 months). Excluding exchange effects[1], the rise would have been +9.8% over the year. It should be noted that the Group achieved a significant progression in outstandings in Italy and America (despite an unfavorable exchange effect), now representing respectively 14% and 13,6% of total long-term outstandings in this business line.

Debt management actively continued to be particularly dynamic in 2003 in the historic markets of the Group, France and Belgium. Indeed, many transactions have been implemented in France, totalling more than EUR 7.3 billion. In Belgium, the active debt management applied to EUR 5.4 billion outstandings (+85% compared to 2002). This activity has also continued to be dynamic in Italy and has started to develop in other markets, notably Spain and Germany.

Short-term loans amounted to EUR 17.3 billion as of December 31, 2003, the outstanding being mainly split between France and Belgium. In France, the activity has slowed down following the decision of the French State to modify procedures on short-term facilities.

Deposits and assets under management of the business line's customers have continued to increase and reached EUR 19.9 billion by the end of 2003, up 17.2% compared to the end of 2002. This progression applies to Dexia's three main markets: France, Belgium and Italy.

Finally, **insurance services** (excluding FSA) have also continued to grow. These activities cater primarily to local authority employees and also to institutional customers in Belgium and in France. These include brokerage activities, conducted mainly by Dexia Sofaxis (premiums were EUR 297.5 million in 2003, up 14.9% compared to 2002). In Belgium, premiums totalled EUR 163.4 million (up 32.2% compared to 2002), of which EUR 114.9 for life insurance products. In France, the marketing of life insurance products has experienced an encouraging first year, with EUR 120 million collected.

Regarding **FSA** (Financial Security Assurance), the activity in 2003 exceeded the record 2002 level[2] (see table on page 46). Gross present value premiums reached USD 894.6 million, up 1.5% compared to 2002. Of this total, USD 612.5 million were for the municipal sector (up 12.4% compared to 2002). The market in the United States was supported by a strong borrowing demand from the local sector and the high level of refinancing in a context of low interest rates. It should be noted that the activity has slowed down in the fourth quarter. For the full year, the gross par insured in the US municipal business amounted to USD 54.9 billion (up 6.3% compared to 2002), representing a market share of 27%. Regarding International business, FSA has guaranteed several important Project Finance transactions, including PFIs (Private Finance Initiative) in Great Britain in the transportation and health sectors. As far as asset-backed securities (ABS) are concerned, gross present value premiums posted a fall of 12.2% (gross present value premiums amounted to USD 238.0 million). Compared to previous year, FSA's asset-backet securities business was more diversified, with a shift away from large Super Triple-A credit default swap (CDS), Triple-A tranches of residential mortgage-backed securities and auto loan transactions towards higher premium types of transactions, including Triple-A collateralized loan obligations (CLOs) and certain residential mortgage and consumer finance issues, such as credit card receivables transactions. As of December 31, 2003, the **net par outstanding** insured was USD 294.4 billion (+10.8% compared to the end of December 2002), of which USD 170.9 relate to the municipal sector.

OUTLOOK

In Europe, the local authorities debt market should continue to increase in 2004 under the effect of the ongoing process of devolution, implying the transfer of new responsibilities to local and regional authorities, and the economic situation should continue to weight on their fiscal revenues.

1 The exchange rate used for the comparison at constant exchange rate is the month-end average rate currency/euro for the origination and the spot rate for the outstanding.

2 For more details, see press release dated February 5, 2004, available on FSA website www.fsa.com.

For instance, the outstanding debt of local authorities in France, which had been decreasing for the seven past years, has stabilized in 2003 and should increase as from 2004.

Besides, the public private partnership (PPP) for the building and the maintenance of public equipments will continue to develop and expand into new countries (in France, the regulations regarding the public private partnership should be released during the first half 2004).

As far as United States are concerned, the municipal market, after two record years in 2002 and 2003, should slow down in the course of 2004, however marked by a few important single transactions. The trend of decreasing risks in the asset-backed securities sector, particularly CBOs, which has already began in 2003, should continue in 2004, with the economic recovery.

All in all, the activity should maintain at a very high level, with a still contained cost of risk.

FSA: EVOLUTION OF THE ACTIVITY

in millions of USD	Q4 2002	Q4 2003	*Evolution Q4 2003/ Q4 2002*	Year 2002	Year 2003	*Evolution 2003/ 2002*
Gross present value originations	**255.7**	**202.6**	**-20.8%**	**881.8**	**894.6**	**+1.5%**
Municipal	191.5	139.0	-27.4%	545.1	612.5	+12.4%
US municipal obligations[1]	*167.1*	*114.5*	*-31.5%*	*420.7*	*483.1*	*+14.8%*
International municipal obligations[1]	*24.4*	*24.5*	*+0.4%*	*124.4*	*129.4*	*+4.0%*
Asset-backed obligations	56.2	50.9	-9.4%	271.0	238.0	-12.2%
US asset-backed obligations[1]	*41.5*	*39.4*	*-5.1%*	*196.1*	*177.6*	*-9.4%*
International asset-backed obligations[1]	*14.7*	*11.5*	*-21.8%*	*74.9*	*60.4*	*-19.4%*
Investments Products[2]	8.0	12.7	+58.8%	65.7	44.1	-32.9%
Gross par insured of new originations[3]	**23,160**	**16,613**	**-28.3%**	**107,054**	**80,766**	**-24.6%**
Municipal	15,171	11,236	-25.9%	53,973	57,392	+6.3%
US municipal obligations	*14,611*	*10,702*	*-26.8%*	*51,622*	*54,863*	*+6.3%*
International municipal obligations	*560*	*535*	*-4.4%*	*2,351*	*2,529*	*+7.6%*
Asset-backed obligations	7,990	5,376	-32.7%	53,081	23,374	-56.0%
US asset-backed obligations	*4,873*	*3,811*	*-21.8%*	*35,677*	*15,639*	*-56.2%*
International asset-backed obligations	*3,117*	*1,565*	*-49.8%*	*17,403*	*7,735*	*-55.6%*
Net par insured of new originations[3]	**15,881**	**13,411**	**-15.6%**	**81,819**	**64,519**	**-21.1%**
Municipal	11,292	8,644	-23.5%	39,341	44,925	+14.2%
US municipal obligations	*10,855*	*8,403*	*-22.6%*	*37,909*	*43,659*	*+15.2%*
International municipal obligations	*437*	*241*	*-44.9%*	*1,432*	*1,266*	*-11.6%*
Asset-backed obligations	4,589	4,767	+3.9%	42,478	19,594	-53.9%
US asset-backed obligations	*2,558*	*3,353*	*+31.1%*	*28,312*	*12,662*	*-55.3%*
International asset-backed obligations	*2,031*	*1,414*	*-30.4%*	*14,166*	*6,932*	*-51.1%*
Net par outstanding[3]				**263,182**	**290,055**	**+10.2%**
Municipal				137,177	170,938	+24.6%
US municipal obligations				*132,532*	*164,793*	*+24.3%*
International municipal obligations				*4,645*	*6,145*	*+32.3%*
Asset-backed obligations				126,005	119,117	-5.5%
US asset-backed obligations				*92,138*	*81,569*	*-11.5%*
International asset-backed obligations				*33,867*	*37,548*	*+10.9%*

1 Present value of premiums originated (PV premiums).
2 Present value of future net interest margin from guaranteed investments contracts (GICs) issued to municipalities and other market participants.
3 Excludes amounts relating to FSA-insured GICs.

Public/Project Finance and Credit Enhancement

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
TOTAL								
Revenues	**448**	**439**	**398**	**522**	**455**	**479**	**470**	**468**
- net interest and related income	*294*	*285*	*292*	*336*	*316*	*314*	*314*	*300*
- net commissions and other income	*56*	*62*	*35*	*62*	*44*	*65*	*54*	*60*
- technical and financial margin of insurance activities	*98*	*92*	*72*	*124*	*95*	*100*	*102*	*108*
Costs	**(163)**	**(144)**	**(149)**	**(175)**	**(154)**	**(153)**	**(157)**	**(175)**
Gross operating income	**285**	**294**	**249**	**347**	**301**	**326**	**313**	**293**
Cost of risk	(13)	(43)	(35)	(77)	(24)	(6)	(27)	(27)
Operating income	**272**	**252**	**215**	**270**	**278**	**320**	**286**	**266**
Net gains & recoveries on long-term investments	14	(4)	1	(2)	0	2	0	(7)
Corporate income tax	(83)	(65)	(66)	(58)	(83)	(87)	(87)	(63)
Income from equity-accounted companies	4	7	8	11	10	1	(3)	1
Net income before minority interests	**208**	**190**	**158**	**221**	**205**	**236**	**196**	**196**
Minority interests	14	14	10	9	12	12	13	15
Net income	**194**	**176**	**148**	**211**	**193**	**225**	**182**	**181**
EXCEPTIONAL & NONRECURRING ITEMS								
Revenues	**14**							**5**
- net interest and related income	*14*							
- net commissions and other income								*5*
- technical and financial margin of insurance activities								
Costs								**(4)**
Gross operating income	**14**							**1**
Cost of risk								
Operating income	**14**							**1**
Net gains & recoveries on long-term investments								
Corporate income tax	(6)							
Income from equity-accounted companies								(2)
Net income before minority interests	**8**							**(1)**
Minority interests	2							
Net income	**6**							**(1)**
UNDERLYING								
Revenues	**434**	**439**	**398**	**522**	**455**	**479**	**470**	**463**
- net interest and related income	*280*	*285*	*292*	*336*	*316*	*314*	*314*	*300*
- net commissions and other income	*56*	*62*	*35*	*62*	*44*	*65*	*54*	*55*
- technical and financial margin of insurance activities	*98*	*92*	*72*	*124*	*95*	*100*	*102*	*108*
Costs	**(163)**	**(144)**	**(149)**	**(175)**	**(154)**	**(153)**	**(157)**	**(171)**
Gross operating income	**272**	**294**	**249**	**347**	**301**	**326**	**313**	**292**
Cost of risk	(13)	(43)	(35)	(77)	(24)	(6)	(27)	(27)
Operating income	**259**	**252**	**215**	**270**	**278**	**320**	**286**	**265**
Net gains & recoveries on long-term investments	14	(4)	1	(2)	0	2	0	(7)
Corporate income tax	(77)	(65)	(66)	(58)	(83)	(87)	(87)	(63)
Income from equity-accounted companies	4	7	8	11	10	1	(3)	2
Net income before minority interests	**200**	**190**	**158**	**221**	**205**	**236**	**196**	**198**
Minority interests	11	14	10	9	12	12	13	15
Net income	**188**	**176**	**148**	**211**	**193**	**225**	**182**	**182**

1 Pro forma from Q1 2002 to Q3 2003.

Retail Financial Services

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q4 2002*	*Q4 2003*	*Q4 03/ Q4 02*	*year 2002*	*year 2003*	*2003/ 2002*
Revenues	**411**	**446**	**+8.6%**	**1,661**	**1,764**	**+6.2%**
- net interest and related income	269	312	+15.9%	1,078	1,187	+10.1%
of which interest on E.E.A.[2]	*22*	*25*	*+13.2%*	*100*	*99*	*-0.8%*
- net commissions and other income	68	80	+18.1%	345	326	-5.5%
- technical and financial margin of insurance activities	74	54	-26.9%	237	251	+5.7%
Costs	**(335)**	**(350)**	**+4.2%**	**(1,349)**	**(1,371)**	**+1.7%**
Gross operating income	**76**	**97**	**+27.7%**	**312**	**393**	**+26.1%**
Cost of risk	(13)	(3)	-76.0%	(40)	(34)	-14.4%
Operating income	**63**	**94**	**+49.2%**	**272**	**359**	**+32.0%**
Net gains & recoveries on long-term investments	(1)	3	n.s.	(1)	4	n.s.
Corporate income tax	(28)	(21)	-27.0%	(109)	(110)	+0.9%
Income from equity-accounted companies	5	8	+76.7%	27	32	+18.9%
Net income before minority interests	**38**	**84**	**x 2.2**	**189**	**285**	**+51.2%**
Minority interests	(2)	(2)	n.s.	(1)	(1)	n.s.
Net income	**40**	**86**	**x 2.2**	**190**	**286**	**+50.9%**
Cost/income ratio	81.6%	78.3%		81.2%	77.7%	
ROEE[3]	8.7%	18.6%		10.8%	15.8%	
Allocated equity (end of period)	1,748	1,799		1,748	1,799	

1 Pro forma for Q4 2002 and full year 2002.
2 Economic Equity Allocated.
3 Return on Economic Equity (annualized for quarterly data).

RESULTS

IMPORTANT NOTE

The analysis hereafter is **based on the underlying data** (i.e. excluding exceptional and nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered exceptional or nonrecurring are detailed on page 34.

Net income for the full year 2003 amounted to EUR 286 million, up 50.9% compared to 2002. This stemmed from a significant growth in revenues (+6.2%) associated with a modest increase in costs (+1.7%), whilst cost of risk has slightly decreased. Net income in the fourth quarter of 2002 has more than doubled compared to the same quarter of 2002, and reached EUR 86 million.

Revenues for the full year amounted to EUR 1,764 million, up 6.2% or EUR +104 million.

Net interest and related income experienced a strong increase (+10.1% or EUR +109 million). This evolution has been supported by a positive volume effect, on both the deposit side (principally savings accounts) and the lending activities (mortgage loans and loans to SMEs). Margin on investments (deposits, savings bonds, sight accounts) globally increased as the yield on those products went down. Finally, the product mix has improved, generating more revenues.

Commissions were down 5.5% (or EUR -19 million), the demand for products generating commissions remained low over the year, even if commissions for insurance activities were stable year-on-year, thanks to a very good commercial performance. Commissions in the fourth quarter experienced a slight recovery with new inflows on both mutual funds and unit-linked insurance products (branch 23). To be noted that the demand was more oriented towards mutual funds with fixed income underlying assets.

The ***technical and financial margin of insurance activities*** increased by 5.7% (or EUR +14 million) thanks to the good commercial performance over the year principally in the guaranteed-yield products (branch 21). The contribution of these products compensated the decline for unit-linked products, but the fourth quarter seems to indicate a reversal of this trend. For non-life activities, the rise in the activity and the improvement of the claims ratio have resulted in better operating results.

Fourth-quarter revenues amounted to EUR 446 million, up 8.6% compared to the same period of last year. All revenues went up for the reasons explained above, except for the technical and financial margin of insurance activities. The fourth quarter of 2002 indeed benefited from capital gains on the investment portfolio of insurance companies, whilst net capital losses have been booked (against revenues) in the fourth quarter of 2003 for an amount of EUR 10 million.

Costs amounted to EUR 1,371 million for the full year 2003, up 1.7%. This moderate increase of EUR 22 million was experienced both in Belgium (EUR 13 million) and in Luxembourg (EUR 8 million). In Belgium, staff costs and general administrative expenses decreased, showing tangible results of the integration of Artesia BC. In the other direction, commissions paid to the agents network increased, reflecting the higher production and profitability of the commercial activity contributing to the revenue increase described above.

Fourth-quarter costs reached EUR 350 million, up 4.2% compared to the same period of last year. The higher rate of increase is largely due to the rise in commissions paid to the agents network, which occurred principally in the third and the fourth quarters.

Gross operating income amounted to EUR 393 million for the full year (+26.1%), and to EUR 97 million in the fourth quarter (+27.7%), reflecting the trend described above. The cost/income ratio thus improved and stood at 77.7% in 2003 against 81.2% for 2002.

Cost of risk amounted to EUR 34 million in 2003 compared to EUR 40 million in 2002, i.e. a decrease of 14.4% reflecting the very good quality of the loan portfolio.

Corporate income tax was stable in 2003 (EUR 110 million) despite the fact that the operating income increased significantly. Indeed, the tax rate for Belgian companies decreased from 40.2% to 34.0%.

All in all, the **return on economic equity** (ROEE[1]) stood at 15.8% in 2003, a significant improvement compared to the previous year (10.8%).

1 Net income before minority interests as a percentage of allocated equity at the end of the period.

PRESENTATION AND STRATEGY

Dexia is a leading player of retail banking in Belgium through Dexia Bank (1,283 branches) and in Luxembourg through Dexia BIL (42 branches) at the end of 2003.

The acquisition of Artesia BC at the beginning of July 2001, with its two major subsidiaries BACOB Bank and DVV Insurance, has made Dexia Bank one of the leaders in Retail Financial Services in Belgium, with a particular focus on asset-gathering and investment services.

Thanks to an efficient segmentation of the customer base, Dexia Bank provides complete financial solutions for private individuals, the self-employed and small businesses.

Customer relations tailored to each customer's requirements are based on:

- a diversified and competitive product range;
- high-quality customer service;
- multi-channel distribution;
- a strong brand and competitive position on the market.

With a market share of almost 18% for traditional deposits, and 17% in the mortgage market, Dexia ranks among the top 3 banks in Belgium.

Integration and restructuring efforts in the distribution network actively continued in 2003. The independent agents network has been reduced by a further 15 units, down to 889 branches as of December 31, 2003, meaning that the objective of approximately 900 independent branches by 2005 has already been exceeded. In the employee network, 107 branches were closed in 2003 reducing the outstanding number of outlets to 394. By the end of 2005, a further 200 branches will be closed in the employee network. During the last quarter of 2003, over a period of just 7 weeks, the commercial name and the logo of BACOB Bank were replaced by those of Dexia Bank. Some 400 branches were thus given a new visual identity under the Dexia Bank brand name.

The first three phases of the IT integration were completed by the end of 2003. The impact is beneficial to IT aspects, and also crucially important for the back offices, the distribution capacity and the rationalization of the retail network. The last four phases mainly related to securities will take place in 2004.

Out of the total cost savings of EUR 149 million in 2003 from the Artesia BC integration, EUR 48 million were achieved in the Retail Financial Services business line. The total cost savings realized were largely above the initial objective of EUR 50 to 60 million for the year 2003.

Dexia is also present on the retail banking market via Eural, a company which offers basic banking products through a network of 285 branches, and via Dexia Société de Crédit, which specializes in loans to private customers through brokers.

In 2003, Dexia reviewed its strategy concerning its insurance activities in Belgium. It aims at delivering a full range of life and non-life insurance products in a most efficient way. The distribution will be done through three main channels: the bank's branch network, the 250 independent DVV agents and a direct channel. With this strategy, the Group aims at increasing its current market share of 8.5% thanks to a higher penetration of insurance products in the customers' portfolio. Both insurance companies, Dexia Insurance and DVV Insurance, are now managed by one Management Board, and their back offices will be gradually integrated. Corona, the direct insurer of the Dexia Group, has consolidated its market position during 2003. With the acquisition of a part of "CB Direct" portfolio, Dexia has become the market leader for direct insurance in Belgium, with a 65% market share.

BUSINESS REVIEW

Interest rates were low throughout 2003, but long-term interest rates started to rise in the latter part of the year, whilst short-term interest rates kept on decreasing. Financial markets recovered markedly after many quarters of decline. Despite this recovery, investors continued to be cautious, giving their preference to products with guaranteed capital and yield.

At year-end 2003, ***customer assets*** were up 4.8% on the previous year, at EUR 82.5 billion.

Total ***balance sheet products*** amounted to EUR 56.2 billion, up 1.4% on the prior year, representing 68.1% of total customer assets, compared to 70.4% the year before.

Savings accounts rose sharply over the year (+16.0%), reaching EUR 25.0 billion at year-end. Dexia managed to hold onto its market share, despite the fierce competition in Belgium for this type of product.

Other deposits experienced a slight decrease (-1.4% over 12 months), combining an increase of sight deposits (+1.2% at EUR 5.2 billion) and a drop of 4.3% in term deposits (at EUR 4.1 billion).

CUSTOMER DEPOSITS AND INVESTMENT PRODUCTS

in millions of EUR	2002	2003				*Evolution*	*Evolution*
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	Dec. 2003/ Sept. 2003	Dec. 2003/ Dec. 2002
Deposits	30,949	32,288	33,528	33,838	34,260	+1.2%	+10.7%
Savings accounts[1]	*21,495*	*22,605*	*23,385*	*23,823*	*24,935*	*+4.7%*	*+16.0%*
Other deposits	*9,454*	*9,683*	*10,143*	*10,015*	*9,325*	*-6.9%*	*-1.4%*
Savings bonds	17,004	16,431	15,790	15,209	14,577	-4.2%	-14.3%
Dexia euro-bonds[2]	7,481	7,581	7,409	7,412	7,359	-0.7%	-1.6%
Total balance sheet products	**55,434**	**56,300**	**56,727**	**56,460**	**56,197**	**-0.5%**	**+1.4%**
Cooperator's shares[3]	1,216	1,214	1,241	1,230	1,226	-0.3%	+0.8%
Mutual funds (OPCVM)[4]	16,269	15,544	16,511	16,786	17,674	+5.3%	+8.6%
Life insurance technical reserves	5,813	5,940	6,594	6,947	7,376	+6.2%	+26.9%
Total customer deposits and investment products	**78,732**	**78,997**	**81,073**	**81,422**	**82,473**	**+1.3%**	**+4.8%**

1 In the financial statements, savings accounts only include the Belgian administered rate savings accounts.
2 *Euro-bonds issued by the Dexia Group and sold by the Belgian network of Dexia.*
3 Cooperator's shares, stockholders of Arco group (Arcofin & Arcopar & Arcoplus).
4 Mutual funds sold by the Dexia Bank Group network of agents.

CUSTOMER LOANS[5]

in millions of EUR	2002	2003				*Evolution*	*Evolution*
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	Dec. 2003/ Sept. 2003	Dec. 2003/ Dec. 2002
Loans to customers	15,626	15,713	15,864	16,120	16,291	+1.1%	+4.3%
Mortgage loans	*13,436*	*13,561*	*13,751*	*13,935*	*14,177*	*+1.7%*	*+5.5%*
Consumer loans	*2,189*	*2,152*	*2,112*	*2,185*	*2,114*	*-3.2%*	*-3.4%*
Loans to SMEs and the self-employed	6,710	6,643	6,913	6,976	7,028	+0.7%	+4.7%
Total	**22,336**	**22,356**	**22,777**	**23,096**	**23,318**	**+1.0%**	**+4.4%**

5 Securitized mortgage loans are included since March 2003 and previous quarters were restated.

EARNED INSURANCE PREMIUMS

in millions of EUR	Q3 2003	Q4 2003	*Evolution* Q4 2003/ Q3 2003	Dec. 2002	Dec. 2003	*Evolution* Dec. 2003/ Dec. 2002
Life	426	415	-2.6%	1,350	1,883	+39.5%
Branch 21	*325*	*249*	*-23.4%*	*531*	*1,339*	*x 2.5*
Branch 23	*101*	*166*	*+63.7%*	*818*	*544*	*-33.5%*
Non-life	80	85	+5.8%	283	317	+11.8%
Total	**506**	**500**	**-1.3%**	**1,633**	**2,200**	**+34.7%**

Outstandings in savings bonds continued to shrink (-14.3% at EUR 14.6 billion). This trend, which corresponds to the Group's willingness to favor savings accounts, was curbed at the end of the year, due to the rise of interest rates.

Outstanding Dexia Group euro-bonds marketed by the bank network fell by 1.6% to reach EUR 7.4 billion at year-end. This evolution is partly due to the low level of interest rates.

Off-balance sheet products (mutual funds and insurance products) increased by 12.8% to reach EUR 26.3 billion, with a significant growth in the fourth quarter (+5.3%).

Outstandings in ***mutual funds*** increased, mainly due to market valuation of the underlying assets. As of December 31, 2003, volumes were up 8.6% on the previous year (+2.3% without market effect). After nine months of relatively modest inflows, the last quarter brought substantial amounts of new money.

Concerning ***insurance activities***, mathematical reserves on life policies were up 26.9% (following a stable 2002 compared to the previous year). This increase is explained both by better capital markets and a good commercial performance in 2003.

Premiums received on all categories of policies sold to retail customers reached EUR 2,200 million in 2003, up 34.7% on 2002. This strong increase stems mainly from the good performance of guaranteed-yield products (branch 21), which continue to enjoy customer preference. New business in this area however slowed in the second half of the year, as the guaranteed yield was reduced from 3.25% to 2.75%. Unit-linked policies were in lower demand because of client-perceived uncertainties in the financial markets. In non-life, new premiums reached EUR 317 million, up 11.8% on 12 months. Noticeable is the growing part of products issued and managed by the Group (Dexia Insurance).

As of December 31, 2003, ***loans to retail customers*** reached EUR 23.3 billion, up 4.4% on the previous year, and 1.0% on three months. This increase stems mainly from a sustained mortgage market, fuelled by low interest rates. Mortgage volumes were up 5.5% over 12 months and 1.7% over the last 3 months of the year, and stood at EUR 14.2 billion at year-end. On the other hand, consumer loans declined 3.4%. Loans to small companies and the self-employed continued to grow throughout the year (+4.7% over 12 months and +0.7% over the last quarter).

OUTLOOK

From an economic point of view, 2004 should show a regain in consumer confidence, the end of the stock market crisis and a rise of interest rates in Europe. In Belgium, where Dexia has the major part of its retail operations, two specific features must be added.

The fiscal amnesty, decided by the Belgian Government in the late part of 2003, could result in funds' repatriation to the Belgian market (notably from Luxembourg). The presence of Dexia both in the Grand Duchy and in Belgium will allow offering solutions to Belgian clients willing to get their situation sorted out and repatriate their assets, and thus keep or even extend, the overall business of the Group.

The competitive environment should remain very fierce; many mid-sized, often non-listed, players have very aggressive strategies in terms of gaining market shares.

Finally, the Artesia BC integration will continue during the year 2004: the pace of branch closures will speed up with the completion of the IT integration, resulting in a single platform.

In this context, the bank's strategic priority will be to augment the profitability of the client relationship through an increased "share of wallet" and a better product mix, whilst trying to keep – or even improve, for some products – its market share compared to the other big players in Belgium.

The trends observed in 2003, i.e. an increase in revenues while operating costs are contained (notably due to the Artesia BC integration) should extend in 2004. Dexia Group should thus be able to further improve the profitability of its retail business line in 2004.

Retail Financial Services

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
		TOTAL						
Revenues	402	435	412	411	421	452	451	447
- net interest and related income	*258*	*268*	*283*	*269*	*279*	*291*	*305*	*312*
- net commissions and other income	*98*	*91*	*88*	*68*	*82*	*85*	*85*	*80*
- technical and financial margin of insurance activities	*45*	*77*	*41*	*74*	*60*	*76*	*60*	*54*
Costs	(345)	(345)	(324)	(335)	(339)	(335)	(348)	(353)
Gross operating income	**57**	**90**	**88**	**76**	**81**	**118**	**102**	**93**
Cost of risk	(10)	(8)	(9)	(13)	(13)	(8)	(10)	(3)
Operating income	**47**	**82**	**79**	**63**	**69**	**109**	**92**	**90**
Net gains & recoveries on long-term investments	0	(1)	0	2	0	3	7	2
Corporate income tax	(12)	(24)	(45)	(36)	(26)	(32)	(10)	(15)
Income from equity-accounted companies	8	6	8	5	7	9	8	14
Net income before minority interests	**44**	**63**	**43**	**34**	**50**	**89**	**97**	**92**
Minority interests	1	(1)	0	(2)	0	1	1	(2)
Net income	**42**	**64**	**43**	**36**	**49**	**88**	**97**	**94**
		EXCEPTIONAL & NONRECURRING ITEMS						
Revenues							6	
- net interest and related income								
- net commissions and other income							*6*	
- technical and financial margin of insurance activities								
Costs	(1)						(1)	(4)
Gross operating income	**(1)**						**5**	**(3)**
Cost of risk								
Operating income	**(1)**						**5**	**(3)**
Net gains & recoveries on long-term investments				3			8	
Corporate income tax	1			(7)			21	6
Income from equity-accounted companies								6
Net income before minority interests	**(1)**			**(4)**			**34**	**8**
Minority interests								
Net income	**(1)**			**(4)**			**34**	**8**
		UNDERLYING						
Revenues	402	435	412	411	421	452	445	446
- net interest and related income	*258*	*268*	*283*	*269*	*279*	*291*	*305*	*312*
- net commissions and other income	*98*	*91*	*88*	*68*	*82*	*85*	*79*	*80*
- technical and financial margin of insurance activities	*45*	*77*	*41*	*74*	*60*	*76*	*60*	*54*
Costs	(344)	(345)	(324)	(335)	(339)	(335)	(347)	(350)
Gross operating income	**59**	**90**	**88**	**76**	**81**	**118**	**98**	**97**
Cost of risk	(10)	(8)	(9)	(13)	(13)	(8)	(10)	(3)
Operating income	**48**	**82**	**79**	**63**	**69**	**109**	**87**	**94**
Net gains & recoveries on long-term investments	0	(1)	0	(1)	0	3	(1)	3
Corporate income tax	(12)	(24)	(45)	(28)	(26)	(32)	(31)	(21)
Income from equity-accounted companies	8	6	8	5	7	9	8	8
Net income before minority interests	**45**	**63**	**43**	**38**	**50**	**89**	**63**	**84**
Minority interests	1	(1)	0	(2)	0	1	1	(2)
Net income	**43**	**64**	**43**	**40**	**49**	**88**	**63**	**86**

1 Pro forma from Q1 2002 to Q3 2003.

Investment Management Services

(Private Banking, Asset Management, Fund Administration and Equity-Related Activities)

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q4 2002*	*Q4 2003*	*Q4 03/ Q4 02*	*year 2002*	*year 2003*	*2003/ 2002*
Revenues	**244**	**237**	-3.1%	**1,011**	**914**	-9.6%
- net interest and related income	128	107	-16.2%	505	464	-8.2%
of which interest on E.E.A.[2]	*8*	*6*	*-26.0%*	*35*	*32*	*-7.7%*
- net commissions and other income	117	130	+11.2%	506	450	-11.0%
- technical and financial margin of insurance activities	0	0	n.s.	0	0	n.s.
Costs	**(169)**	**(152)**	-9.7%	**(668)**	**(604)**	-9.5%
Gross operating income	**76**	**85**	+11.6%	**343**	**310**	-9.6%
Cost of risk	(2)	(7)	n.s.	(6)	(22)	n.s.
Operating income	**74**	**77**	+4.7%	**338**	**289**	-14.5%
Net gains & recoveries on long-term investments	1	0	n.s.	1	0	n.s.
Corporate income tax	(22)	(19)	-12.1%	(99)	(80)	-18.4%
Income from equity-accounted companies	(1)	0	n.s.	(1)	(1)	n.s.
Net income before minority interests	**52**	**58**	+11.3%	**240**	**208**	-13.3%
Minority interests	(1)	1	n.s.	3	3	n.s.
Net income	**53**	**57**	+7.2%	**237**	**204**	-13.8%
Cost/income ratio	69.0%	64.3%		66.0%	66.1%	
ROEE[3]	33.9%	39.4%		39.1%	35.3%	
Allocated equity (end of period)	614	588		614	588	

1 Pro forma for Q4 2002 and full year 2002.
2 Economic Equity Allocated.
3 Return on Economic Equity (annualized for quarterly data).

RESULTS

IMPORTANT NOTE

The analysis hereafter is **based on the underlying data** (i.e. excluding exceptional and nonrecurring items) for this business line, in order to allow a better understanding of the fundamental economic trends of the business. Items considered exceptional or nonrecurring are listed on page 34.

After an extremely difficult first quarter 2003, capital markets showed signs of recovery in the second and third quarters, which were confirmed in the last quarter. This pattern is generally well reflected in terms of volume and revenue progressions in almost all segments of the business line, as it will be analyzed below.

Looking first at the business line as a whole (see table on page 54), it can be observed that the **net income** was down 13.8% in 2003 compared to 2002. This is partly explained by provisions which were written in the French unit following the integration of Banque Vernes Artesia into Dexia Banque Privée France (EUR 18 million), and which had no equivalent in 2002. Before provisions the **gross operating income** amounted to EUR 310 million, down 9.6%. This reduction comes from a slippage of the revenues (-9.6%), and the curtailment of the costs (-9.5%). Let us remember that the cost base had already been reduced by 6.8% in 2002 (compared to 2001), which reflects the continuous effort of the business line to strongly cut costs when the revenue environment remains weak. The cost/income ratio remained stable in 2003, at 66.1%.

In absolute terms the reduction of **gross operating income** over the previous year was EUR 33 million, stemming respectively from Dexia Nederland Holding (EUR -11 million), Private Banking (EUR -9 million), Asset Management (EUR +14 million), Fund Administration (EUR -23 million) and Equity-Related Services (EUR -5 million). Each of these evolutions is now analyzed in the light of the specificities of each of these segments; those are also examined over the four quarters of the year in order to identify the trends.

Private Banking business (see tables on pages 56-57) was less buoyant in 2003: customer assets amounted to EUR 28.0 billion as of December 31, 2003, down 8.9% in one year. Luxembourg represents approximately three quarters of the Group's total private banking assets. Dexia is active in other countries, primarily Switzerland (9% of total assets), Belgium (8%) and France (7%). The portion of assets managed with a discretionary mandate represents 19% of total assets, those with an advisory mandate 40% and those with no mandate 41%. It should be added that this amount of EUR 28.0 billion does not include the assets managed by Banco Popular Privada, the joint venture between Banco Popular and Dexia (which holds 40% of it) in Spain. This company totalled EUR 1.6 billion assets at year-end 2003, eighteen months after its creation. Total revenue stream was EUR 293 million during the whole year, against EUR 320 million a year before (-8.3%). On a quarterly basis, as the table on page 56 indicates, the segment managed to keep its revenues stable, despite a relatively high amount of outflows in the last quarter which concerned low-profitability assets. Gross operating income for the activities carried out in Luxembourg has even improved in 2003 compared to 2002 thanks to a drastic reduction in costs and despite the decrease of outstandings.

Asset Management activity (see tables on pages 56-57) achieved a strong year in 2003. The stock of assets under management reached EUR 76.8 billion at year-end, up 10.6% (EUR +7.4 billion) on the previous year. This evolution is the result of both a positive market effect (EUR +3.0 billion) and new inflows of money (EUR 4.4 billion), primarily to institutional clients. As of December 31, 2003, assets under management to institutional clients approximately amounted to EUR 24.8 billion (EUR 15.1 billion of mandates and EUR 9.7 billion of mutual funds). Productivity ratios have continued to improve for Dexia Asset Management, the main Asset Management entity of the Group (EUR 62.2 billion under management). Costs in 2003 represented 13 basis points of assets under management, against 14 basis points in 2002 and 17 basis points in 2001. This is the result of the reorganization Dexia Asset Management started in 2001 and completed in 2002 aimed at regrouping and rationalizing the production centers. This productivity ratio compares favorably to the sector average (17 basis points for European institutions and 20 basis points for US institutions in 2002[1]). Fund performances remained satisfactory and are also in high positions vis-à-vis the sector average (52% of funds are in the first two quartiles of league tables[2]).

In terms of operating results, the gross operating income grew from EUR 50 million in 2002 to EUR 64 million in 2003 (up 28.0%), resulting from a rise in revenues (+11.7%), both management fees correlative to the increase in outstandings and performance fees mainly booked in the fourth quarter.

In **Fund Administration** (see tables on pages 56-57), activity stood well in 2003. Total *funds under custody* amounted to EUR 153.7 billion at year-end 2003, up 5.3% on one year earlier. Dexia Fund Services has won many mandates throughout the year 2003 including Robeco and CMI. Outstandings have however fallen compared to end of September 2003 (-7.6%) because an important mandate in the Netherlands was not renewed. It should be noted that the custody activity in the Netherlands coming from the former Bank Labouchere has been integrated

1 Source BCG.
2 Source Standard & Poor's Fund Services.

QUARTERLY EVOLUTION OF THE UNDERLYING GROSS OPERATING INCOME

Private Banking[1]

in millions of EUR	Q1 03	Q2 03	Q3 03	Q4 03	2002	2003
Revenues	74	74	72	74	320	293
Costs	(56)	(56)	(55)	(58)	(244)	(226)
Gross operating income	**17**	**18**	**17**	**15**	**76**	**67**
Customer assets (in billions of EUR - end of period)	*29.1*	*29.4*	*29.3*	*28.0*	*30.8*	*28.0*

Asset Management[1]

in millions of EUR	Q1 03	Q2 03	Q3 03	Q4 03	2002	2003
Revenues	31	35	38	48	136	152
Costs	(21)	(21)	(21)	(24)	(86)	(88)
Gross operating income	**10**	**14**	**17**	**23**	**50**	**64**
Assets under management (in billions of EUR - end of period)	*68.2*	*72.8*	*74.9*	*76.8*	*69.4*	*76.8*

Fund Administration[1]

in millions of EUR	Q1 03	Q2 03	Q3 03	Q4 03	2002	2003
Revenues	51	54	53	56	231	214
Costs	(37)	(37)	(37)	(37)	(141)	(147)
Gross operating income	**14**	**17**	**16**	**19**	**90**	**67**
Funds under custody (in billions of EUR - end of period)	*138.4*	*154.3*	*160.4*	*153.7*	*146.0*	*153.7*

Equity-Related Services[1]

in millions of EUR	Q1 03	Q2 03	Q3 03	Q4 03	2002	2003
Revenues	7	8	9	6	37	30
Costs	(10)	(10)	(10)	(8)	(41)	(38)
Gross operating income	**(3)**	**(2)**	**(1)**	**(2)**	**(4)**	**(9)**

Dexia Nederland

in millions of EUR	Q1 03	Q2 03	Q3 03	Q4 03	2002	2003
Revenues	62	64	46	54	288	226
Costs	(38)	(23)	(20)	(25)	(156)	(105)
Gross operating income	**24**	**41**	**26**	**29**	**132**	**120**
Share-leasing outstandings (in billions of EUR - end of period)	4.1	3.8	3.7	3.3	4.2	3.3

Investment Management Services

in millions of EUR	Q1 03	Q2 03	Q3 03	Q4 03	2002	2003
Revenues	224	235	219	237	1,011	914
Costs	(162)	(146)	(144)	(152)	(668)	(604)
Gross operating income	**62**	**89**	**75**	**85**	**343**	**310**

1 Excluding Dexia Nederland and nonrecurring items; pro forma for Q1 2003 to Q3 2003 and full year 2002.

PRIVATE BANKING[1]

in billions of EUR	2002	2003				Evolution	Evolution
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	Dec. 31, 2003/ Sept. 30, 2003	Dec. 31, 2003/ Dec. 31, 2002
Total customer assets	**30.8**	**29.1**	**29.4**	**29.3**	**28.0**	**-4.2%**	**-8.9%**
By type of products							
Securities	14.7	13.2	13.7	13.8	13.3	-3.3%	-9.3%
Monetary deposits	9.0	8.7	8.3	8.1	7.8	-3.9%	-13.5%
Mutual Funds	7.1	7.3	7.5	7.4	6.9	-6.6%	-2.6%
By type of management							
Discretionary management	5.8	5.3	5.4	5.3	5.2	-1.8%	-10.0%
Advisory management	11.2	10.9	11.2	11.3	11.3	+0.2%	+1.4%
Without mandate	13.8	12.9	12.8	12.7	11.5	-9.4%	-16.8%

1 Excluding Dexia Bank Nederland and Kempen & Co.

ASSET MANAGEMENT[1]

in billions of EUR	2002	2003				Evolution	Evolution
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	Dec. 31, 2003/ Sept. 30, 2003	Dec. 31, 2003/ Dec. 31, 2002
Total assets managed[2]	**69.4**	**68.2**	**72.8**	**74.9**	**76.8**	**+2.5%**	**+10.6%**
By management entity							
- Dexia Asset Management	55.1	54.1	58.3	60.4	62.2	+3.0%	+12.9%
- other[3]	14.4	14.1	14.5	14.5	14.6	+0.6%	+1.5%
By type of management							
- mutual funds management	40.1	39.4	41.7	42.7	43.7	+2.4%	+8.9%
- advisory management	10.6	10.4	10.7	10.7	10.8	+0.5%	+2.1%
- discretionary management	7.3	6.9	7.2	7.1	7.1	+0.0%	-2.1%
- institutional fund management	11.5	11.5	13.2	14.3	15.1	+5.7%	+32.1%

1 Excluding Dexia Bank Nederland and Kempen & Co.
2 Assets counted twice are included.
3 Dexia BIL Group.

FUND ADMINISTRATION

	Q3 2003	Q4 2003	Evolution Q4 2003/ Q3 2003	Dec. 31, 2002	Dec. 31, 2003	Evolution Dec. 31, 2003/ Dec. 31, 2002
Custody Services						
Capital managed end of period (in billions of EUR)[1]	166.4	153.7	-7.6%	146.0	153.7	+5.3%
Number of portfolios end of period[1]	2,075	2,024	-2.5%	1,892	2,024	+7.0%
Number of buying/selling transactions securities	*140,158*	*147,741*	*+5.4%*	*544,324*	*560,143*	*+5.9%*
Central Administration Services						
Capital managed end of period (in billions of EUR)[2]	116.9	122.4	+4.7%	107.1	122.4	+14.3%
Number of NAV to calculate in the year (forecast)[2]	337,814	329,337	-2.5%	313,706	329,337	+5.0%
Number of portfolios end of period[2]	1,793	1,772	-1.2%	1,634	1,772	+8.4%
Transfer Agent Services						
Assets managed end of period (in billions of EUR)[4]	260.3	271.3	+4.2%	234.9	271.3	+15.5%
Number of registers end of period[3]	5,014	5,080	+1.3%	4,571	5,080	+11.1%
Number of subscriptions/repurchase (millions)	*1.37*	*1.62*	*+17.9%*	*5.24*	*5.38*	*+2.6%*
Number of accounts end of period (millions)	2.75	2.84	+3.3%	2.63	2.84	+8.0%

1 *Including the custody activity of Dexia Bank Nederland, recently transferred to the Dexia BIL Group. Previous figures have been adapted acordingly.*
2 The newly identified activity of Spain is added to the figures since March 2003.
3 The method of calculation changed and the registers of the Universal Ordering activity are added.
4 *Restated series as the assets of the ex-Cordius funds are added.*

since the third quarter of 2003 into Dexia Fund Services, totalling assets under custody of EUR 15.0 billion as of the end of December 2003. The activity of Dexia Fund Services is now oriented primarily towards third-party funds (Dexia funds representing only 40% of the total funds under management). Assets under custody are located principally in Luxembourg (57%), Ireland (8%), France (7%), Belgium (13%) and the Netherlands (10%). This activity has also developed in other European countries such as Italy, where Dexia Fund Services Italia has signed a mandate to administer the funds of Gestielle (Banco Popolare di Verona e Novara) from January 1, 2004, totalling EUR 16 billion.

The *Central Administration* activity has experienced a growth of 5.0%.

The *Transfer Agent* activity also improved, the number of transactions rising by 2.6% over the year. The fourth quarter has shown a significant rebound with the improving financial markets (1.62 million of transactions in the fourth quarter against 1.37 million in the third quarter of the same year).

This satisfactory level of activity during a year which was still hesitant does however not translate into the reading of operating earnings; this is indeed a specificity of the business which must be borne in mind when analyzing the results. When a new mandate is acquired, the elimination of operating costs is not immediate (as the previous systems keep running in parallel). Furthermore, the strong international development of the business requires substantial expenditures in IT and other expenses. Consequently, in such a build-up phase, costs run at a higher pace than revenues. Besides, higher competitive pressure is currently very strong, which reflects in narrowing margins. All this explains the evolution of the segment's gross operating income over the year (EUR 67 million in 2003, down 25.4% from 2002), and is also a factor of the sequence of quarterly results in 2003 shown in the table concerning Fund Administration on page 56.

Equity-Related Services (see tables on pages 56-57) continued to suffer in 2003, not too surprisingly in a very difficult market environment, and produced a negative overall contribution of EUR -9 million in terms of gross operating income (EUR -4 million in 2002). The drop in revenues in the last quarter reflects in particular the lower level of activity in equity-derivatives brokerage in France, due to a lower volatility of the equity markets during this quarter.

In **the Netherlands** (see tables on pages 56-57), the environment did not differ much from the rest of the Group's Investment Management Services businesses. But Dexia Nederland had also to face the difficult specific problems of Legiolease and the bad local publicity around them. Gross operating income dropped from EUR 132 million in 2002 to EUR 120 million in 2003 (-8.7%), a relatively modest decrease under the circumstances. This is attributable to a strong cost reduction program (-32.7% in one year) while revenues were under pressure (-21.7%). This was so in all segments and particularly in the Legiolease activity. Regarding Dexia Bank Nederland, a number of claims have been put before the Dutch Securities Institute (DSI) and have been ruled upon in early February 2004. A full disclosure is given in this report on pages 76 to 79 about the situation of Legiolease contracts and litigations.

All in all, the **Investment Management Services** business line managed to face many challenges and produced a contribution in terms of gross operating earnings which improved at the end of the year.

PRESENTATION AND STRATEGY

Investment Management Services encompass various activities, all related to securities and private wealth. Four segments compose the business line: Private Banking, Asset Management, Fund Administration and Equity-Related Services.[1] In those areas, Dexia offers a wide range of financial services, to individuals, institutions and fund promoters, on a pan-European and sometimes global scope.

The business also includes the operations in the Netherlands of Dexia Bank Nederland (formerly Bank Labouchere) and of Kempen & Co. The latter are covered in a specific chapter hereafter.

Private Banking

Dexia provides wealthy clients with a wide range of services, the main ones being asset management under mandate (discretionary or simply advisory, where the final investment decision is made by the client).

Historically, Dexia has developed over time a strong presence in Luxembourg, through the franchise of BIL (Banque Internationale à Luxembourg), a leading bank in the Grand Duchy. The contribution of the Luxembourg market today is still predominant.

Following the creation of the Dexia Group in 1996, Dexia BIL has expanded its operations both in the traditional private banking centers of Switzerland, Jersey, Singapore etc., and in the "onshore" markets (Belgium, Spain, France, the Netherlands, Denmark and the United Kingdom).

1 Equity-Related Services have been part of Investment Management Services until December 31, 2003. This business is largely conducted by Kempen & Co in the Netherlands (brokerage and corporate finance services), Dexia Securities France (brokerage), and to a lesser extent by Dexia Bank Belgium and Bancoval, Spain (brokerage). Following an internal reorganization within the Group (see page 19), those activities have been transferred to the Treasury and Financial Markets.

Private Banking activities are conducted differently according to the distribution channels on which the Group can rely. In those countries where there is an existing network, such as Belgium or Luxembourg, the objective is largely to offer the right level of services to affluent and high net worth individuals who are already clients of the bank. In those countries where Dexia does not hold a strong distribution capacity of its own, the route of alliances or joint ventures is preferred. For instance, a joint subsidiary was created in 2002 with Banco Popular in Spain (Banco Popular Privada), where Dexia holds 40%. This young company is already successful in building up customer assets, and makes the best of an existing and very efficient network, and the skills of a major private banking player with a wide range of products.

Asset Management

As most banks in continental Europe, Dexia has developed over time its own production capacity in asset management. This has taken the form of the production of mutual funds in the first place, considering the fact that retail networks generated a growing demand for UCITs, with increasing levels of sophistication. This expertise has also been offered to institutional investors, who gave their business to Dexia either because they are institutions of the public sector, or simply because the services offered are attractive in terms of performance and/or price.

Dexia Asset Management is today the main unit of the Group where asset management skills are concentrated (some other units at Dexia BIL and at Kempen & Co also conduct such business directly, but at a lower scale). The company results from the merger in 2002 of the former Dexiam with Cordius Asset Management (previously owned by Artesia BC).

Dexia Asset Management manages a whole range of products including equity, fixed-income, monetary and diversified funds. Dexia Asset Management holds strong positions in specific areas such as alternative management and SRI (socially responsible investment) funds. The latter is strongly developed, in view of Dexia's commitment, as a Group, to sustainable development. The whole range of products is distributed either through the various Group's own distribution channels (mainly the Retail and Private Banking networks) or via third parties networks. Besides a part of the business comes from mandates obtained directly from institutions. Today, Retail and Private Banking network clients account for 60% of funds under management, and 40% come from institutional clients and third parties.

Dexia Asset Management's objective is to keep increasing the performance ratings of the product range whilst achieving good productivity, specifically through a strict control of operating costs.

Fund Administration

This business concerns securities handling and administrative tasks linked to the activities of funds. Dexia offers three types of services: custody, central administration (book-keeping of the funds, legal work, providing periodic valuations...), and transfer agent services (keeping the registers and managing subscriptions and redemptions of the funds shares).

Dexia is a leading player in this industry in Europe owing to its dominant position in the market of Luxembourg which is the largest in Europe (in terms of assets, Dexia has a 10% market share for custody, 15% for central administration and 51% for transfer agent services for third-party funds). Dexia has gradually strengthened its "franchise" under the Dexia Fund Services (DFS) and FETA (transfer agent services) trademarks.

Dexia also operates in numerous other European countries: in Ireland, Dublin, the 6th largest European market, where Dexia Fund Services has rapidly gained a solid market share; Dexia Fund Services in Switzerland began operating at the beginning of 2002 and already offers the full range of fund administration services; Italy, which began operating in 2001, offers a high growth potential; and Dexia Fund Services is also present in France, Spain, the Cayman Islands, Hong Kong and Singapore.

The strategy for this business line takes into account the facts that the market is growing, that it is now definitely a global market, that it is a volume business, and finally that there is a strong competitive environment which creates a persistent pressure on prices.

OUTLOOK

In 2003, the American economy started to pick up. This encouraging trend should continue in 2004, resulting in hopes for recovery in Europe and in the rest of the world. This improvement in the economic situation has already translated into better stock markets in 2004, despite a possible rise in interest rates as from the second half of the year.

Private Banking activities should benefit from the fact that clients are progressively returning to markets and also from the rise in volumes of transactions. However, it is likely that the level of investors' appetite to risk should remain globally low and that structured products, including capital guarantee features, should continue to have their preference in 2004.

In this positive context, Asset Management and Fund Administration activities should continue to progress, thanks to new inflows and greater volumes of transactions in investment funds.

Investment Management Services[1]

(Private Banking, Asset Management, Fund Administration and Equity-Related Activities)

STATEMENT OF INCOME - QUARTERLY SERIES[2]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
TOTAL								
Revenues	**273**	**242**	**247**	**241**	**224**	**235**	**224**	**246**
- net interest and related income	*125*	*124*	*128*	*124*	*118*	*125*	*119*	*116*
- net commissions and other income	*147*	*117*	*119*	*117*	*106*	*110*	*105*	*130*
- technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	**(178)**	**(172)**	**(161)**	**(171)**	**(164)**	**(152)**	**(149)**	**(153)**
Gross operating income	**95**	**70**	**86**	**70**	**60**	**83**	**75**	**93**
Cost of risk	(4)	(31)	(405)	(13)	(25)	9	(16)	(8)
Operating income	**91**	**38**	**(319)**	**57**	**35**	**92**	**59**	**86**
Net gains & recoveries on long-term investments	3	3	0	(8)	50	0	0	0
Corporate income tax	(27)	(10)	332	(21)	(25)	34	(19)	(22)
Income from equity-accounted companies	0	0	0	(1)	0	0	0	0
Net income before minority interests	**68**	**31**	**13**	**27**	**60**	**126**	**40**	**64**
Minority interests	1	1	1	(1)	0	1	1	1
Net income	**67**	**30**	**12**	**28**	**60**	**125**	**39**	**63**
EXCEPTIONAL & NONRECURRING ITEMS								
Revenues		**(11)**	**5**	**(4)**			**5**	**9**
- net interest and related income				*(4)*			*5*	*9*
- net commissions and other income		*(11)*	*5*					
- technical and financial margin of insurance activities								
Costs		**(11)**		**(2)**	**(2)**	**(6)**	**(5)**	**(1)**
Gross operating income		**(22)**	**5**	**(6)**	**(2)**	**(6)**		**9**
Cost of risk	(4)	(32)	(401)	(11)	(23)	13	(7)	
Operating income	**(4)**	**(54)**	**(396)**	**(17)**	**(25)**	**8**	**(8)**	**9**
Net gains & recoveries on long-term investments	3	2		(8)	50			
Corporate income tax	1	19	353		(9)	59	1	(3)
Income from equity-accounted companies								
Net income before minority interests		**(33)**	**(43)**	**(25)**	**16**	**67**	**(7)**	**6**
Minority interests								
Net income		**(33)**	**(43)**	**(25)**	**16**	**67**	**(7)**	**6**
UNDERLYING								
Revenues	**273**	**252**	**242**	**244**	**224**	**235**	**219**	**237**
- net interest and related income	*125*	*124*	*128*	*128*	*118*	*125*	*114*	*107*
- net commissions and other income	*147*	*128*	*114*	*117*	*106*	*110*	*105*	*130*
- technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	**(178)**	**(161)**	**(161)**	**(169)**	**(162)**	**(146)**	**(144)**	**(152)**
Gross operating income	**95**	**91**	**81**	**76**	**62**	**89**	**75**	**85**
Cost of risk	0	1	(4)	(2)	(2)	(4)	(8)	(7)
Operating income	**95**	**92**	**77**	**74**	**60**	**85**	**67**	**77**
Net gains & recoveries on long-term investments	0	1	0	1	0	0	0	0
Corporate income tax	(27)	(29)	(21)	(22)	(16)	(26)	(20)	(19)
Income from equity-accounted companies	0	0	0	(1)	0	0	0	0
Net income before minority interests	**68**	**64**	**56**	**52**	**44**	**58**	**47**	**58**
Minority interests	1	1	1	(1)	0	1	1	1
Net income	**67**	**63**	**55**	**53**	**44**	**58**	**47**	**57**

1 Includes Dexia Nederland.
2 Pro forma from Q1 2002 to Q3 2003.

Treasury and Financial Markets

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q4 2002*	*Q4 2003*	*Q4 03/ Q4 02*	*year 2002*	*year 2003*	*2003/ 2002*
Revenues	**138**	**94**	**-31.9%**	**552**	**472**	**-14.6%**
- net interest and related income	136	94	-31.2%	543	469	-13.7%
of which interest on E.E.A.[2]	*16*	*12*	*-27.3%*	*68*	*52*	*-23.5%*
- net commissions and other income	1	0	n.s.	9	3	-71.7%
- technical and financial margin of insurance activities	0	0	n.s.	0	0	n.s.
Costs	**(43)**	**(34)**	**-21.8%**	**(170)**	**(153)**	**-10.2%**
Gross operating income	**94**	**60**	**-36.5%**	**382**	**319**	**-16.6%**
Cost of risk	(19)	(1)	n.s.	(24)	6	n.s.
Operating income	**76**	**59**	**-22.7%**	**358**	**325**	**-9.3%**
Net gains & recoveries on long-term investments	0	0	n.s.	0	0	n.s.
Corporate income tax	(9)	(1)	-86.1%	(75)	(60)	-20.6%
Income from equity-accounted companies	0	0	n.s.	0	0	n.s.
Net income before minority interests	**67**	**57**	**-14.8%**	**283**	**265**	**-6.3%**
Minority interests	1	0	n.s.	2	2	n.s.
Net income	**66**	**57**	**-14.1%**	**281**	**263**	**-6.6%**
Cost/income ratio	31.4%	36.1%		30.8%	32.4%	
ROEE[3]	22.8%	24.5%		24.0%	28.3%	
Allocated equity (end of period)	1,181	938		1,181	938	

1 Pro forma for Q4 2002 and full year 2002.
2 Economic Equity Allocated.
3 Return on Economic Equity (annualized for quarterly data).

IMPORTANT NOTE

The analysis hereafter is **based on the underlying data** (i.e. excluding exceptional and nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered exceptional or nonrecurring are detailed on page 34.

Net income for the full year amounted to EUR 263 million, down 6.6% compared to 2002. Net income stood at EUR 57 million for the fourth quarter 2003, down -14.1% compared to the fourth quarter 2002.

Revenues for the full year 2003 amounted to EUR 472 million, down 14.6%. This decline has several reasons. First, revenues were particularly high in 2002, especially in money market activities. Second, the capital allocated to the business line was reduced implying less activity and less interest on economic capital (this is reflected by the downsizing of the Credit Spread Portfolio and the termination of the Proprietary Management activities). Finally, as a substantial part of the revenues are USD denominated, the decrease in the US dollar against the euro affected the revenues in euros (at constant rate -10.4%). The revenues for the fourth quarter declined by 31.9%, at EUR 94 million, compared with the same period of last year, for the same reasons.

The three main contributors to the overall business lines' revenues are the Credit Spread Portfolio, the Money Market and the Financial Engineering and Derivatives activities, representing together about 80% of total revenues of the business line.

Costs were reduced by 10.2%, to EUR 153 million for the full year 2003 (after a decrease by 7.3% in 2002 compared to 2001). This is the result in particular of the merger of the two dealing rooms in Brussels and the continuing effort to contain costs. Costs for the fourth quarter amounted to EUR 34 million, down 21.8% compared to the fourth quarter of 2002.

Gross operating income amounted to EUR 319 million for the full year (-16.6%), and to EUR 60 million in the fourth quarter (-36.5% compared to the fourth quarter of 2002).

Despite a parallel decrease of revenues and costs for the reasons described above, the operating and financial performance of the business line remained strong. The **cost/income ratio** slightly increased in 2003, to 32.4% for the full year against 30.8% in 2002. The **return on economic equity (ROEE)** stood at 28.3% in 2003 (24.0% in 2002).

Treasury and Financial Markets (previously named Capital Markets and Treasury Activities) are largely aimed at giving support to the other business lines of the Group. This business line provides short-term and long-term funding for the Group and offers to the customers of the other business lines (local authorities, retail clients, institutional investors, fund promoters...) a large range of capital market products (fixed income, derivatives, forex).

Long-Term Funding

The Group has issued bonds for a total of EUR 21.5 billion for the full year 2003 (this amount was stable compared to 2002) with an average life slightly over 6 years.

The Group continued to take advantage of its AAA-rated vehicle – Dexia Municipal Agency (DMA) – to meet its funding requirements cost. DMA issued EUR 6.6 billion, with an average life around 7 years.

The breakdown by issuer is shown in the following table:

In billions of EUR	Amounts issued in 2003
Dexia Municipal Agency	6.6
Dexia Crédit Local	2.1
Dexia Bank	1.3
Dexia BIL	0.4
Dexia Crediop	3.2
Dexia Hypothekenbank Berlin	7.9
Total	21.5

Credit Spread Portfolio

This portfolio has been built up overtime by the various entities of the Group and serves as liquidity buffer giving flexibility to the funding programs.

The size of the portfolio slightly decreased during 2003 to reach EUR 38.9 billion at the end of the year (EUR 46.3 billion as of the end of 2002). This decrease is partly explained by the fall of the US dollar against the euro, as close to half of the portfolio is composed of USD denominated assets, but also to the willingness of the Group to downsize it.

The average life of the portfolio was 4.5 years. The credit quality is shown on the chart on page 64.

To be noted that the average quality has improved as new purchases have a higher credit quality. The portfolio, mainly invested in floating rate notes (FRN) and asset swaps, is composed of exposures to financial institutions (41.4%), asset-backed securities (31.3%), sovereigns and local authorities (23.8%) and corporates (3.5%).

CREDIT SPREAD PORTFOLIO QUALITY



BBB
6%
Non-investment grade
1%
A
30%
AAA
39%
AA
24%

Money Market

The basic objective of this activity line is to meet the short-term refinancing needs of the Group using different tools such as commercial paper programs both USD (USCP) and EUR (ECP) denominated, certificates of deposit (CD) programs, the interbank market and repurchase agreements. Outstanding CP and CD amounted to EUR 21.0 billion at the end of 2003 (compared to EUR 22.0 billion at the end of 2002).

Fixed Income

The origination and syndication teams issued 33 new bonds in 2003 (27 new issues in 2002) for a total of EUR 8.3 billion and benefited from the cooperation of various entities of the Group (FSA, Dexia Sabadell Banco Local and Dexia Crediop), allowing Dexia Capital Markets to win new mandates. For instance, Dexia was lead manager for the issues of several Italian local authorities: Region of Abruzzo, City of Rome and Province of Milan. To be also noted that Dexia was co-lead arranger of a syndicated issue for the Kingdom of Belgium for an amount of EUR 5 billion.

Financial Engineering and Derivatives

This desk continued to develop structured products for the different business lines of the Group, mainly Retail and Private Banking, but also for the Public Finance division. Structured defensive retail-oriented products were developed and distributed through Dexia Bank networks.

Proprietary Management

This activity, historically developed by Artesia BC, consisted in taking position in equities, foreign exchange or interest rate markets, anticipating market evolutions (arbitraging) or detecting opportunities. This business line was discontinued as of the end of the first quarter 2003 as it did not fit the Group's targets in terms of volatility of earnings.

OUTLOOK

Dexia's policy regarding Treasury and Financial Markets, based on a low risk profile and focused on an increased support of the commercial business lines, will be maintained in 2004.

The tightening of spreads that occurred in the second half of 2003 will have two impacts on Treasury and Financial Markets activities:

- a positive impact on the funding of the Group, whose ratings (AA stable for Dexia and AAA stable for the issuers of covered bonds, like Dexia Municipal Agency, the refinancing vehicle for the Public Finance business) are excellent;

- a mixed impact on the Credit Spread Portfolio, with on the one hand capital gains on the book and, on the other hand, tighter conditions for new investments.

The expected improvement of the economic situation, in the United States, in Asia and in Europe, should put some pressure on interest rates, especially on the short term. Thus, interest rate related activities, such as Money Market or Financial Engineering and Derivatives will be managed very cautiously.

Fixed Income, Forex and Securitization should benefit from the improving situation of Retail Financial Services and Investment Management Services.

All in all, the contribution of Treasury and Financial Markets should be moderately volatile, and in line with 2003 results.

Treasury and Financial Markets

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
TOTAL								
Revenues	**166**	**157**	**32**	**108**	**149**	**123**	**106**	**95**
- net interest and related income	*176*	*170*	*60*	*111*	*151*	*125*	*114*	*99*
- net commissions and other income	*(10)*	*(13)*	*(28)*	*(3)*	*(2)*	*(2)*	*(8)*	*(4)*
- technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	**(46)**	**(40)**	**(41)**	**(43)**	**(41)**	**(38)**	**(40)**	**(34)**
Gross operating income	**120**	**117**	**(8)**	**65**	**108**	**85**	**67**	**61**
Cost of risk	3	(2)	(6)	(19)	(2)	2	7	(1)
Operating income	**123**	**115**	**(15)**	**46**	**106**	**88**	**73**	**60**
Net gains & recoveries on long-term investments	0	0	0	0	0	0	0	0
Corporate income tax	(15)	(24)	9	3	(27)	(15)	(17)	(2)
Income from equity-accounted companies	0	0	0	0	0	0	0	0
Net income before minority interests	**108**	**91**	**(5)**	**50**	**79**	**73**	**56**	**58**
Minority interests	0	1	0	1	1	2	0	0
Net income	**108**	**90**	**(5)**	**49**	**78**	**72**	**56**	**58**
EXCEPTIONAL & NONRECURRING ITEMS								
Revenues	**(11)**	**(8)**	**(40)**	**(30)**	**1**			**1**
- net interest and related income	*1*	*3*	*(5)*	*(26)*	*5*	*4*	*5*	*5*
- net commissions and other income	*(12)*	*(12)*	*(35)*	*(4)*	*(4)*	*(4)*	*(6)*	*(4)*
- technical and financial margin of insurance activities								
Costs								
Gross operating income	**(11)**	**(8)**	**(40)**	**(30)**	**1**		**(1)**	**1**
Cost of risk								
Operating income	**(11)**	**(8)**	**(40)**	**(30)**	**1**		**(1)**	**1**
Net gains & recoveries on long-term investments								
Corporate income tax	8	14	16	12				
Income from equity-accounted companies								
Net income before minority interests	**(3)**	**5**	**(24)**	**(18)**	**1**			**1**
Minority interests								
Net income	**(3)**	**5**	**(24)**	**(18)**	**1**			**1**
UNDERLYING								
Revenues	**177**	**165**	**72**	**138**	**148**	**123**	**107**	**94**
- net interest and related income	*174*	*167*	*66*	*136*	*145*	*121*	*109*	*94*
- net commissions and other income	*3*	*(1)*	*6*	*1*	*3*	*2*	*(2)*	*0*
- technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	**(46)**	**(40)**	**(41)**	**(43)**	**(41)**	**(37)**	**(40)**	**(34)**
Gross operating income	**131**	**125**	**32**	**94**	**106**	**86**	**67**	**60**
Cost of risk	3	(2)	(6)	(19)	(2)	2	7	(1)
Operating income	**134**	**123**	**25**	**76**	**104**	**88**	**74**	**59**
Net gains & recoveries on long-term investments	0	0	0	0	0	0	0	0
Corporate income tax	(23)	(37)	(7)	(9)	(27)	(15)	(17)	(1)
Income from equity-accounted companies	0	0	0	0	0	0	0	0
Net income before minority interests	**112**	**86**	**19**	**67**	**78**	**73**	**57**	**57**
Minority interests	0	1	0	1	1	2	0	0
Net income	**112**	**85**	**18**	**66**	**77**	**72**	**57**	**57**

1 Pro forma from Q1 2002 to Q3 2003.

Central Assets

RESULTS

Central Assets record mainly the revenues on excess capital, corporate holdings (dividends, capital gains/losses), currencies hedging contracts, and, on the cost side, the segment registers the costs that cannot be attributed to a specific business line.

Over the year, the **revenues** increased by EUR +188 million, mainly due to the effect of two noticeable items: i) impairments on the equity portfolios were booked in 2002 for an amount of EUR -25 million whereas a net write-back of EUR +36 million took place in 2003, making a variance of EUR +61 million; ii) foreign exchange gains impacted the revenues for a differential of EUR +71 million; these gains largely include the profit on the hedges of USD denominated revenues.

As far as the fourth quarter is concerned, part of the impairments booked during 2002 were written back at the end of the year 2002, resulting in a net revenue of EUR +51 million, whilst this equivalent revenue was only of EUR +10 million in the fourth quarter 2003. Revenues linked to the evolution of exchange rates showed a positive swing of EUR 20 million. Some other items, notably the fact that less capital was allocated to the business lines, explain that revenues have increased quarter to quarter overall by EUR 13 million.

Costs went up from EUR 210 million in 2002 to EUR 256 million in 2003. The increase appears mostly in the last quarter as some technical adjustments are made once a year. However this increase has also several other specific reasons: i) charges start to be incurred on the implementation of IFRS and the new Basel II framework; ii) some relocation programs have caused temporary excess property charges; iii) excess capacity of IT resources was written off; and iv) charges have been incurred on pre-retirement plans.

As the level of revenues and costs in Central Assets is by nature irregular throughout the year (see page 67), more significant is the year-on-year evolution of the **gross operating income**: it went from EUR -275 million in 2002 to EUR -133 million in 2003. Contribution of Central Assets to Group total net income was negative for the full year 2003 in the amount of EUR -173 million (against EUR -248 million last year).

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q4 2002*	*Q4 2003*	*Q4 03/ Q4 02*	*year 2002*	*year 2003*	*2003/ 2002*
Revenues	8	21	x 2.6	(65)	123	n.s.
- net interest and related income	17	0	n.s.	(141)	38	n.s.
of which interest on E.E.A.[2]	*(112)*	*(91)*	*-18.8%*	*(413)*	*(368)*	*-10.9%*
- net commissions and other income	(12)	10	n.s.	(6)	2	n.s.
- technical and financial margin of insurance activities	3	11	n.s.	81	82	+1.2%
Costs	**(50)**	**(88)**	**+77.8%**	**(210)**	**(256)**	**+21.8%**
Gross operating income	**(42)**	**(67)**	**+61.4%**	**(275)**	**(133)**	**-51.6%**
Cost of risk	(17)	(17)	+3.1%	(31)	(25)	-19.6%
Operating income	**(58)**	**(84)**	**+44.7%**	**(307)**	**(158)**	**-48.4%**
Net gains & recoveries on long-term investments	(6)	(4)	-25.0%	(4)	(3)	-18.8%
Net allocation to GBRR	0	0	-	0	0	-
Amortization of goodwill	(15)	(9)	-39.5%	(54)	(45)	-16.9%
Corporate income tax	63	12	-80.7%	137	49	-64.3%
Income from equity-accounted companies	0	4	n.s.	9	9	-1.1%
Net income before minority interests	**(16)**	**(82)**	**n.s.**	**(219)**	**(149)**	**-32.1%**
Minority interests	9	7	-26.8%	29	24	-16.7%
Net income	(26)	(89)	x 3.5	(248)	(173)	-30.3%

1 Pro forma for Q4 2002 and full year 2002.
2 Economic Equity Allocated.

Central Assets

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
TOTAL								
Revenues	**24**	**131**	**(7)**	**(27)**	**(15)**	**87**	**30**	**14**
- net interest and related income	*4*	*107*	*(45)*	*(18)*	*(27)*	*58*	*9*	*(8)*
- net commissions and other income	*(11)*	*0*	*13*	*(12)*	*(8)*	*(3)*	*2*	*11*
- technical and financial margin of insurance activities	*31*	*23*	*25*	*3*	*21*	*32*	*19*	*11*
Costs	**(48)**	**(72)**	**(79)**	**63**	**(50)**	**(67)**	**(66)**	**(88)**
Gross operating income	**(23)**	**59**	**(85)**	**35**	**(65)**	**20**	**(36)**	**(74)**
Cost of risk	(5)	(10)	1	(17)	(1)	(5)	(2)	(17)
Operating income	**(28)**	**49**	**(85)**	**18**	**(66)**	**15**	**(38)**	**(91)**
Net gains & recoveries on long-term investments	16	(11)	(42)	(8)	0	(68)	5	22
Net allocation to GBRR	(4)	(1)	89	0	1	5	1	0
Amortization of goodwill	(14)	(11)	(15)	(18)	(12)	(16)	(12)	(90)
Corporate income tax	19	(1)	38	35	17	5	17	93
Income from equity-accounted companies	7	2	0	0	2	3	1	4
Net income before minority interests	**(4)**	**26**	**(15)**	**27**	**(59)**	**(56)**	**(27)**	**(62)**
Minority interests	7	5	8	8	6	7	5	7
Net income	**(11)**	**22**	**(23)**	**19**	**(65)**	**(63)**	**(32)**	**(69)**
EXCEPTIONAL & NONRECURRING ITEMS								
Revenues	**57**	**132**	**32**	**(35)**	**(5)**	**3**	**2**	**(8)**
- net interest and related income	*57*	*136*	*32*	*(35)*	*(5)*	*3*	*4*	*(8)*
- net commissions and other income		*(4)*					*(2)*	*1*
- technical and financial margin of insurance activities								*0*
Costs		**(9)**	**(28)**	**112**	**(1)**	**(7)**	**(7)**	**0**
Gross operating income	**57**	**124**	**4**	**77**	**(6)**	**(4)**	**(5)**	**(7)**
Cost of risk								
Operating income	**57**	**124**	**4**	**77**	**(6)**	**(4)**	**(5)**	**(7)**
Net gains & recoveries on long-term investments	14	(12)	(41)	(3)	0	(68)	4	26
Net allocation to GBRR	(4)	(1)	89	0	0	5	1	0
Amortization of goodwill				(3)		(5)		(81)
Corporate income tax	(9)	(14)	4	(27)	0	(1)	2	81
Income from equity-accounted companies								
Net income before minority interests	**58**	**97**	**56**	**44**	**(5)**	**(72)**	**2**	**20**
Minority interests				(1)		1	0	0
Net income	**58**	**97**	**56**	**44**	**(5)**	**(73)**	**3**	**20**
UNDERLYING								
Revenues	**(33)**	**(2)**	**(39)**	**8**	**(10)**	**85**	**28**	**21**
- net interest and related income	*(53)*	*(29)*	*(77)*	*17*	*(23)*	*55*	*5*	*0*
- net commissions and other income	*(11)*	*4*	*13*	*(12)*	*(8)*	*(3)*	*3*	*10*
- technical and financial margin of insurance activities	*31*	*23*	*25*	*3*	*21*	*32*	*19*	*11*
Costs	**(48)**	**(63)**	**(50)**	**(50)**	**(49)**	**(60)**	**(59)**	**(88)**
Gross operating income	**(80)**	**(65)**	**(89)**	**(42)**	**(59)**	**24**	**(31)**	**(67)**
Cost of risk	(5)	(10)	1	(17)	(1)	(5)	(2)	(17)
Operating income	**(85)**	**(75)**	**(88)**	**(58)**	**(60)**	**19**	**(33)**	**(84)**
Net gains & recoveries on long-term investments	2	1	(1)	(6)	0	0	1	(4)
Net allocation to GBRR	0	0	0	0	0	0	0	0
Amortization of goodwill	(14)	(11)	(15)	(15)	(12)	(11)	(12)	(9)
Corporate income tax	28	12	34	63	16	6	14	12
Income from equity-accounted companies	7	2	0	0	2	3	1	4
Net income before minority interests	**(62)**	**(70)**	**(70)**	**(16)**	**(54)**	**16**	**(29)**	**(82)**
Minority interests	7	5	8	9	6	6	5	7
Net income	**(69)**	**(75)**	**(79)**	**(26)**	**(60)**	**10**	**(34)**	**(89)**

1 Pro forma from Q1 2002 to Q3 2003.

Dexia

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
TOTAL								
Revenues	1,313	1,403	1,083	1,254	1,234	1,376	1,281	1,269
- net interest and related income	*857*	*955*	*718*	*822*	*835*	*913*	*862*	*819*
- net commissions and other income	*281*	*257*	*227*	*231*	*222*	*255*	*238*	*276*
- technical and financial margin of insurance activities	*174*	*191*	*138*	*201*	*176*	*208*	*181*	*173*
Costs	(779)	(773)	(753)	(662)	(749)	(744)	(760)	(802)
Gross operating income	534	630	329	592	485	632	521	467
Cost of risk	(29)	(95)	(454)	(139)	(64)	(8)	(48)	(56)
Operating income	505	535	(125)	454	421	624	473	410
Net gains & recoveries on long-term investments	33	(12)	(41)	(15)	50	(64)	12	17
Net allocation to GBRR	(4)	(1)	89	0	1	5	1	0
Amortization of goodwill	(14)	(12)	(14)	(18)	(12)	(16)	(12)	(90)
Corporate income tax	(117)	(123)	269	(77)	(143)	(94)	(117)	(8)
Income from equity-accounted companies	19	16	15	15	19	13	6	19
Net income before minority interests	423	403	193	358	335	468	362	348
Minority interests	23	20	20	16	19	22	19	22
Net income	400	383	174	342	316	446	343	327
EXCEPTIONAL & NONRECURRING ITEMS[2]								
Revenues	59	114	(3)	(69)	(3)	3	13	8
- net interest and related income	*72*	*140*	*26*	*(65)*	*1*	*7*	*14*	*6*
- net commissions and other income	*(12)*	*(26)*	*(30)*	*(4)*	*(4)*	*(4)*	*(1)*	*2*
- technical and financial margin of insurance activities								
Costs	(1)	(20)	(28)	110	(4)	(13)	(13)	(7)
Gross operating income	58	94	(31)	41	(7)	(10)	(1)	0
Cost of risk	(4)	(32)	(401)	(11)	(23)	13	(7)	0
Operating income	54	62	(433)	30	(30)	3	(8)	0
Net gains & recoveries on long-term investments	17	(10)	(41)	(8)	50	(68)	12	26
Net allocation to GBRR	(4)	(1)	89	0	0	5	1	0
Amortization of goodwill				(3)		(5)		(81)
Corporate income tax	(6)	19	373	(22)	(9)	59	24	84
Income from equity-accounted companies	0	0	0	0	0	0	0	4
Net income before minority interests	61	70	(11)	(3)	12	(5)	28	34
Minority interests	2			(1)		1	0	0
Net income	59	70	(11)	(2)	12	(6)	29	34
UNDERLYING								
Revenues	1,254	1,290	1,086	1,323	1,237	1,373	1,268	1,261
- net interest and related income	*786*	*815*	*692*	*887*	*835*	*906*	*848*	*813*
- net commissions and other income	*294*	*283*	*256*	*236*	*226*	*259*	*239*	*275*
- technical and financial margin of insurance activities	*174*	*191*	*138*	*201*	*176*	*208*	*181*	*173*
Costs	(777)	(753)	(725)	(772)	(745)	(732)	(747)	(794)
Gross operating income	476	536	361	552	492	641	522	467
Cost of risk	(25)	(63)	(53)	(128)	(41)	(21)	(41)	(56)
Operating income	451	473	308	424	451	620	481	410
Net gains & recoveries on long-term investments	16	(3)	0	(8)	0	4	0	(9)
Net allocation to GBRR	0	0	0	0	0	0	0	0
Amortization of goodwill	(14)	(12)	(14)	(15)	(12)	(11)	(12)	(9)
Corporate income tax	(111)	(142)	(105)	(54)	(135)	(153)	(141)	(91)
Income from equity-accounted companies	19	16	15	15	19	13	6	14
Net income before minority interests	362	333	204	361	323	473	334	315
Minority interests	21	20	20	17	19	21	20	22
Net income	341	313	185	344	304	452	314	293

1 Pro forma from Q1 2002 to Q3 2003.
2 See page 34.

IV RISK MANAGEMENT AND CORPORATE MATTERS

RISK MANAGEMENT

Credit risks

Organization

Group Risk Management (GRM) oversees Dexia's risk policy under the guidance of Dexia's Management Board or specialized risk committees. It sets Group guidelines on limits and delegations, sets and manages the risk surveillance function and decision processes and it implements Group-wide risk assessment methods for each of the bank's activities and operational entities (Dexia Crédit Local, Dexia Bank Belgium, Dexia Banque Internationale à Luxembourg).

Two specialized risk committees exist at Group level concerning credit risk management:

- Credit Risk Policy Committee defines the Group's risk profile and risk guidelines;

- Dexia Credit Committee rules on questions that are beyond the scope of the delegations granted to the entities. All limits are granted directly by the Management Board. A delegation is also given to a specific committee to oversee the risks of the Credit Spread Portfolio.

Major projects in 2003

In 2003, one of Dexia's major risk management projects was the study and implementation of the Basel II requirements (see page 72).

The Management Board has also decided to implement new credit policies:

- a reduction of the maximum commitments on banks with a low rating as well as a rationalization within the Group of the use of the limits on local banks;
- a specific methodology of accounting and limitation of the risks on monoline insurers;
- limits applicable to investments in covered bonds according to their nature and their rating.

Dexia's consolidated exposure as of December 31, 2003

- **Exposure by category of counterpart**

The Group's total exposure slightly declined from EUR 602 billion as of December 31, 2002 to EUR 575 billion as of December 31, 2003, down 4.5%, largely due to the fall in the US dollar against the euro.

BREAKDOWN OF THE DEXIA GROUP'S EXPOSURE BY CATEGORY OF COUNTERPARTS (AS OF DEC. 31, 2003)



PPEI (individuals, professionals, self-employed, SMEs) 5.1%
Project Finance 1.2%
ABS/MBS 19.4%
Monoline 1.3%
Corporate 4.9%
Financial institutions 9.8%
Other 1.2%
Central governments 8.1%
Local public sector 48.9%

BREAKDOWN OF DEXIA'S EXPOSURE BY GEOGRAPHICAL REGION (AS OF DEC. 31, 2003)


Belgium 14.5%
Germany 4.6%
Italy 7.2%
Luxembourg 1.7%
Other EU countries 10.9%
Eastern Europe 0.3%
Rest of Europe 0.7%
United States and Canada 40.5%
France 14.3%
Other 4.6%
South and Central America 0.1%
Southeast Asia 0.1%
Japan 0.4%

Exposure in the local public sector increased by 6% in 2003 to EUR 282 billion. It accounts for 48.9% of total Group exposure. Exposures on asset-back securities, booked mainly at FSA (86%), have decreased for the second consecutive year to EUR 112 billion against EUR 137 billion as of December 31, 2002 (-18.7%). These ABS are of very high credit quality, more than 55% being AAA-rated and more than 85% being at least A-rated.

- Exposure by geographical region

As of December 31, 2003, the Group's exposure is concentrated in the European Union (53.2%), particularly in Belgium (14.5%) and in France (14.3%). Group's exposures in the United States and Canada represent 40.5% of total, against 42% as of December 31, 2002. Calculated in US dollars, the exposure in this part of the world increased by 11% over the year. In euros, however, it decreased from EUR 253 billion to EUR 233 billion (-7.9%) over the same period. Only 0.5% of total exposure is located in Eastern Europe, Southeast Asia and South and Central America. It relates to Project Finance and Credit export for which risk is mitigated. Exposure in the South American countries is tightly contained.

FSA's credit risk management

FSA restricts its business to market sectors characterized not only by low loss probability but also by low loss severity and high recovery rates in the unlikely event of a claim on its guaranty. All transactions must be at least investment-grade quality before FSA insures them, must meet its legal and structuring requirements and fit within single and aggregate risk limits. Even if credit quality is high and probability of default low, FSA avoids transactions that have the possibility of high loss severity.

Before insuring a municipal bond, FSA typically requires a pledge of tax revenues or a claim on a dedicated revenue stream from essential public services. In the asset-backed market, FSA guarantees senior tranches structured to withstand substantial deterioration in the underlying asset performance before FSA would be called upon to pay a claim. Most of its asset-backed securities (ABS) transactions are structured to have collateral protection that increases over time and to have self-correcting mechanisms that are triggered to restore protection if collateral performance falls below established minimums. For example, cash flows may be shifted from subordinate to senior insured tranches or accumulated in a reserve fund. Where circumstances warrant, FSA transfers servicing or replaces collateral management.

Thorough due diligence is the hallmark of FSA's underwriting process. FSA routinely conducts site visits and file review to verify issuer information. Internal legal staff reviews documents and, in many cases, solicits opinions from outside counsel to ensure that structures perform as intended. Once a transaction is guaranteed, FSA monitors the issue throughout its life, so that FSA can spot potential problems and take action before they become serious.

Reinsurance also plays a key role in the overall risk management program. Just as banks syndicate loans in order to address single-risk concerns, FSA reinsures transactions with a group of AA and AAA reinsurance companies.

Through its disciplined underwriting approach, FSA has assembled an extremely conservative insured portfolio, as evidenced by the underlying credit quality of its insured portfolio: 87% of net par insured is of A quality or higher, and 52% is AA or higher (see charts).

FSA INSURED PORTFOLIO AS OF DECEMBER 31, 2003

Total net par outstanding: USD 294.4 billion



Other municipal 4%
Public infrastructure 1%
Health care 2%
Housing 3%
Transportation 4%
Utility 10%
Tax-supported non general obligations 11%
General obligations 23%
Pooled corporates 27%
Residential mortgages 7%
Consumer receivables 5%
Other asset-backed 3%
Municipal
Asset-backed

OVERALL (MUNICIPAL + ABS)

Total net par outstanding: USD 294.4 billion



BBB 11.8%
NIG 1.0%
AAA 24.7%
A 34.5%
AA 28.0%

NIG: Non-investment grade

MUNICIPAL

Total net par outstanding: USD 170.9 billion



BBB 12.4%
NIG 0.4%
AAA 0.4%
AA 33.0%
A 53.7%

NIG: Non-investment grade

ASSET-BACKED SECURITIES

Total net par outstanding: USD 123.5 billion



A 7.8%
AA 21.0%
BBB 11.1%
NIG 1.8%
AAA 58.4%

NIG: Non-investment grade

The Basel II reform

As discussed in the 2002 Annual Report, this reform was defined by the central bankers and the regulators involved in the "Basel Committee on Banking Supervision". It is aimed at improving the supervision of credit institutions and the calculation of the regulatory capital required.

The *Quantitative Impact Study – QIS no. 3* which took place in late 2002 was designed to estimate the effects of the new calculation methods. At the end of this report, it was observed that, taking into account the excellent quality of Dexia's commitments and the very substantial share of credits outstanding in the local public sector, application of the "Internal Ratings Based Approach – IRBA Advanced" for credit risks could generate a potentially substantial gain of regulatory capital (for operational risks, see the specific section on page 74).

The Group has therefore decided to adapt its credit evaluation systems to bring them into line with the new regulations.

The work realized in 2003 was mainly focused on:

- completing the adaptation of the methodological concepts upon which the reform is founded to the Group's specific situation;
- overhauling existing rating systems to bring them into line with this new situation. Specifically, this has led to setting up a pan-European rating system that draws on Dexia's unique experience in the local public sector;
- selecting a single IT tool to monitor the credit risks at Group level. All management systems of the various entities will merge their information according to a unified data model and use this tool.

The dedicated Group-level project management team, set up in 2002 to take care initially of methodological aspects, has been augmented with a highly-structured IT organization, to manage this project successfully.

The Group's Management Board closely monitors the entire Basel II project and its progress in coordination with the IFRS project. In early 2004, they explicitly confirmed the application of new internal rating systems in the main activity sectors, thus preparing the Dexia Group for "IRBA Advanced" approval by the end of 2006, subject of course to the decision of regulators.

The project was implemented in 2003, in close harmony with the IFRS project, which has very closely related constraints, particularly regarding information systems.

Market risks

Market risks are all the risks linked to the fluctuations of market prices (interest rates, exchange rates, share prices...) that result from the Group's capital market activities. The market risks generated by the other businesses are generally hedged and residual risks are handled by the Asset and Liability Management function (or ALM).

Dexia's market risk exposure is mainly to European interest rates. The risks in equities and in foreign exchange remain much smaller.

The main risk indicator within the Group is the value at risk (VaR). The VaR calculated by Dexia is a measure of the potential loss that can be experienced with a level of confidence of 99% and for a holding period of 10 days. It can be roughly compared to a VaR with a level of confidence of 99% and a holding period of 1-day divided by 3.16. For most positions, the "parametric" method is applied. For some optional positions, a "historical" or Monte Carlo VaR, or a specific VaR on the "vega" (sensitivity to market volatilities) is computed.

Besides the VaR, the risk level is also constrained by nominal volume limits, limits on basis point interest rate sensitivity and spread sensitivity, limits on option sensitivities (delta, gamma, vega, theta, rho).

Organization of the control

The main decisions for the Market Risk Management (overall risk limits, choice of the risk indicators, organization of the reporting and of the decision processes) are taken by Dexia Management Board, advised by Group Risk Management (GRM).

It is the task of GRM, in collaboration with the Risk Management teams of the entities, to translate these decisions into precise and detailed limits and procedures. GRM is also in charge of defining the calculation methods that are to be applied within the Group for the computation of the statement of income as well as for measuring the risks.

The day-to-day operational control (computation of the risk indicators, control of the limits...) is first carried out by the entities. The work is coordinated by the GRM responsible for ensuring the coherence and the quality of risk control within the whole Group.

The reporting process ensures that the Group's management is closely involved. The main risk exposures are monitored in a weekly committee meeting composed of the Management Board of the entity concerned as well as the head of Capital Markets at Group's level (member of the Management Board) and GRM. The Management Board of the Group is informed by GRM of any change in the risk profile at least every three months, more frequently if necessary.

Risk exposure

The financial activities of Dexia are mainly oriented as a support function for the Group. In 2003, VaR limits have decreased as the proprietary management activity had been closed in the first quarter of 2003 confirming the willingness of Dexia to lower its risk profile and the volatility of Treasury and Financial Markets revenues.

The table below reports the VaR figures for 2003:

VaR 10 days - 99% *in millions of EUR*	Average	Max
Financial engineering	10.8	16.2
Money market	11.1	15.4
Forex	0.9	1.4
Fixed income	1.3	2.5
Dexia Nederland	1.2	2.1
Total Dexia	19.8	23.4

The above figures show a decrease of the risks levels compared with last year. The average VaR consumption is below EUR 20 million, while it was EUR 36.6 million in 2002.

Asset and Liability Management (ALM)

Measurement of the balance-sheet risks is harmonized among the Group's various entities. A calculation of value at risk (VaR) – with a confidence level of 99% and a holding period of 20 days – and of the sensitivity of the net present value of the ALM positions are used as the main ALM indicators. The risk exposure is primarily to long-term interest rates in Europe and results from the difference between the amortization profiles of the fixed-rate assets and liabilities.

Dexia Management Board has set up an earnings at risk framework in 2003. Earnings at risk are part of the ALM scope as it is essential to manage the occurrence and the sensitivity of the accounting results over time.

Even though the operational Asset and Liability Management remains decentralized in Dexia's three major entities, two regular monitoring processes allow Dexia ALM risks to be supervised globally:

- a monthly meeting of the ALM managers where they share their views on the evolution of the markets and the details of the hedging policy for the coming month;

- the Dexia ALM committee, which includes the members of the Management Board, monitors the overall consistency of the Group's Asset and Liability Management. The ALM committee also decides on the methodologies and the risk measurement guidelines, notably on the investment of shareholders' equity and on internal transfer pricing mechanisms.

In addition, a monthly report on the positions is made to the Management Board.

As part of its general policy of cautiousness the Dexia Group has kept on with its policy of low ALM risks exposure in 2003.

Liquidity management

Given the size of Dexia's balance sheet, the balance between its resources and their use is carefully managed. In practice, attention is paid to two main concerns:

- the adequacy of expected new lending production (in maturity and amount) with the available resources;

- the Group's liquidity needs, even in troubled times.

The first question is addressed in the annual planning process. Each year, the forecasts for the new lending production are compared with the funding capacity. The purpose is to preserve an acceptable liquidity gap profile for the Group (i.e. the evolution over the years of the cash shortages/surpluses resulting from the difference between the repayment dates of the assets and of the liabilities). Besides, the Group has decided to improve its analytical accounting process, in order to reflect more accurately the funding cost of the transactions originated by the business lines, whether they require funding or bring funding. The purpose of this kind of "internal market" for liquidity is to provide the right incentive to the business lines to achieve a natural match between the lending and the funding capacities.

The second question is addressed by way of various scenarios representing highly-stressed situations. These scenarios are then translated into a set of limits and ratios. They are designed so that Dexia can withstand for several months, thanks to its liquidity reserve (notably the Credit Spread Portfolio), a total squeeze of funding and a stress on deposits while maintaining its lending activity. The liquidity position is monitored and controlled from one day up to several months. Hence, great care is given to the forecast of the expected liquidity needs in the main currencies as well as to the estimate of the liquidity reserve. Special attention is also paid to off-balance sheet liquidity commitments of the Group.

Given their importance, all the main issues regarding the liquidity of the Group are directly managed by the Group's ALM committee, which includes all the members of the Management Board.

Operational risks

Organization setup

In order to be as close as possible to the source of operational issues, it was decided in 2003 to set up a decentralized operational risk management structure. With this in mind, "operational risk correspondents" were appointed within all major Dexia Group entities and activities. The correspondents will collect operational loss events and input them in a group-wide loss database; coordinate the risk and control self-assessments for their respective activities; and ensure all necessary data is available for reporting purposes at all levels.

In line with this structure, the operational risk function within Group Risk Management takes the lead in defining a general framework. Specifically, the operational risk managers will define a methodology, select the appropriate means and tools to implement it and build standard reporting across the Group.

Finally, the Group Operational Risk Management Committee was created in 2003. This committee decides on the policies related to operational risk and reports to the Management Board.

Operational loss events database

A single database tool was developed in 2003, in order to meet Basel II requirements in terms of a sufficiently long historical operational loss event data set. Furthermore, this data will also allow Dexia to continue to improve its understanding and management of operational risks throughout the Group.

The database will be rolled out group-wide with centralized procedures and reporting guidelines and this will facilitate the consolidation of data for senior management purposes. Along with the collection of operational loss events, the database can also record and track any corrective measures decided on by management.

Lastly, the statistical data derived from the events could eventually be used should Dexia Group opt for the "advanced" method (AMA) in terms of operational risk capital calculations (see below).

Risk and control self-assessments

While the collection of operational loss data deals with past events, it is also essential to complement the data analysis with potential (future) operational loss events. This exercise, also known as "risk and control self-assessment", will be performed throughout the organization in the course of 2004 and 2005.

The same principle will be applied as with the operational loss event database: a single methodology and tool throughout the Group's entities and business lines. Significant work on the methodology and the use of a pilot site in 2003 has already allowed to appreciate the effort required for a quality result. In 2004, it will be necessary to finalize the methodology and approach, but more importantly, to select the appropriate global tool and roll it out across the organization.

Operational risk capital requirements

In terms of regulatory operational risk capital requirements, Dexia has not selected a specific method yet, even though it is already clear that in view of its size and international activity base, it has excluded the basic method. This delay in decision is based on two factors:

- the final Basel II accord will only be published sometime in 2004, and therefore with it the exact definitions in terms of capital requirements for the "advanced" method. The only definite requirement is the need for a historical operational loss event data set of minimum three years. This will be achieved with the launch of the database on January 1, 2004;
- the qualitative criteria of both the "standard" and the "advanced" methods are very similar, and require a significant amount of work to be completed in any event (see above). Dexia has therefore decided to focus on this part of the process and make the appropriate decision once all texts are final, sometime during 2004.

Economic capital

As of December 31, 2003, total economic equity amounted to EUR 7.80 billion (EUR 8.10 billion as of December 31, 2002), before the "portfolio effect". After diversification between the Group's business lines, this figure was EUR 6.63 billion (EUR 6.85 billion as of December 31, 2002). This difference of EUR 1.17 billion (EUR 1.25 billion as of December 31, 2002) corresponds to the portfolio effect due to the presence of different business lines within the Dexia Group, which are subject to partially independent risks. This portfolio effect is estimated through a very conservative "top-down" approach.

The amounts allocated by business lines at year-end 2003 are as follows:

- Public/Project Finance and Credit Enhancement: EUR 3.71 billion (EUR 3.71 billion as of December 31, 2002). The growth of the activity offsets the effect of the declining US dollar against the euro.
- Retail Financial Services: EUR 1.80 billion (EUR 1.75 billion as of December 31, 2002). This stability reflects the success of the integration of Artesia BC's retail (BACOB Bank) and insurance (DVV Insurance) businesses.
- Investment Management Services: EUR 0.45 billion (EUR 0.61 billion as of December 31, 2002). This decline reflects a reduction of activity in the Dutch operations and in brokerage.

- Treasury and Financial Markets: EUR 0.85 billion (EUR 1.18 billion as of December 31, 2002). This reduction reflects a contraction of the Credit Spread Portfolio and the termination of Proprietary Management.
- Equity not allocated to the business lines: EUR 1.00 billion (EUR 0.81 billion as of December 31, 2002).

Economic equity takes into account the risks faced by the Group under catastrophic scenarios. Shareholders' equity is in excess of total economic equity needed by the business lines. The excess capital helps keeping the level of solvency and credit ratings of Dexia at desirable levels.

Capital adequacy and risk-weighted assets

Capital adequacy

With no specific equity operations in 2003, the Group's Tier 1 equity increased by 3.1% thanks to retained earnings. The equity and capital adequacy ratios remained high, Tier 1 ratio stood at 9.9% as of the end of 2003.

Risk-weighted assets

Dexia's total risk-weighted assets remain modest because a sizeable portion of assets is low or zero-weighted. As of December 31, 2003, they amounted to EUR 106.5 billion (EUR 109.4 billion as of December 31, 2002).

Asset quality

Asset quality remains high: at 0.44% of gross outstanding loans, the bad debt ratio is low and the coverage ratio (72.8%) is the result of a conservative policy of Dexia regarding the monitoring of its doubtful and nonperforming loans.

Ratings

The high rating levels reflect the financial strength of Dexia Group. In 2003, Moody's and S&P confirmed their Aa2/AA rating as Fitch confirmed its AA+ rating.

The rating of FSA and Dexia Municipal Agency are the best financial ratings that could be given to a counterpart (Aaa/AAA/AAA by Moody's, S&P and Fitch).

CAPITAL ADEQUACY FACTORS

in millions of EUR	2000	2001	2002	2003
Tier 1 capital[1]	6,909	9,686	10,197	10,509
Total regulatory capital[1]	7,245	11,911	11,741	11,917
Risk-weighted assets	74,007	103,633	109,365	106,540
Tier 1 ratio[1]	9.3%	9.3%	9.3%	9.9%
Capital adequacy ratio[1]	9.8%	11.5%	10.7%	11.2%

BREAKDOWN OF RISK-WEIGHTED ASSETS

in millions of EUR	2000	2001	2002	2003
20% weighted counterparts	23,485	28,297	29,673	28,772
50% weighted counterparts	5,854	9,968	10,103	10,190
100% weighted counterparts	38,383	57,267	61,201	57,717
Trading portfolio	6,286	8,101	8,388	9,861
Total	**74,007**	**103,633**	**109,365**	**106,540**

QUALITY OF RISKS

in millions of EUR	2000	2001[2]	2002[2]	2003[2]
Doubtful loans	666	1,064	1,153	991
Nonperforming loans	239	833	789	717
Write-downs[3]	588	1,266	1,320	1,243
Nonperforming loans / gross outstanding loans	0.18%	0.54%	0.50%	0.44%
Coverage ratio	65.0%	66.7%	68.0%	72.8%

RATINGS (long term)

	DEXIA BANK	DEXIA CRÉDIT LOCAL	DEXIA BIL	FSA	DEXIA MUNICIPAL AGENCY
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

1 The profit for the financial year minus the proposed dividend is included in the shareholders' equity.
2 Including Artesia BC.
3 Does not include the general provision set aside to cover potential risks on Legiolease products.

IFRS PROJECT

In June 2000, the European Commission announced its intention to make the application of the International Financial Reporting Standards (IFRS) mandatory to facilitate the creation of a pan-European capital market. This intention was confirmed by Regulation no. 1606/2002 of July 19, 2002, which obliges listed companies to use the IFRS for their published consolidated financial statements of the fiscal year as of January 1, 2005.

Dexia launched an ongoing three-phased project in January 2001 to implement the new standards. The initial preliminary analysis in January-April 2001 identified the main fields in which a more in-depth study of the differences between current standards and the IFRS was necessary. The second phase, a detailed analysis, ran until April 2002 and led to a more precise identification of the consequences of the new regulation. The third phase, practical work, IT and operational implementation, will continue until the first publications of IFRS financial statements in 2005.

In accordance with the terms of the standards, Dexia will publish as from 2005 its 2004 pro forma IFRS financial statements, with the exception of the IAS standards 32 and 39 for which the date of transition will be January 1, 2005. Dexia Group activities will be published in accordance with the current norms in 2004 and according to the IFRS as of the first quarter of 2005.

The IFRS project is being conducted in close coordination with the Basel II project. This will help maintain a strong coherence between data and the processing of information required by both projects in respect to regulations and individual targets.

THE LEGIOLEASE CASE IN THE NETHERLANDS

A difficult situation managed with respect to the principles of fairness towards the customers and defence of shareholders' interest

The difficulties linked to the share leasing activities of the former Bank Labouchere (now Dexia Bank Nederland) appeared at the time of the fast and severe fall of the Amsterdam stock market late in 2001. The value of the securities used as collateral against the loans granted by the bank proved insufficient in a large number of contracts, thus potentially ending with a residual debt instead of the gain initially hoped for.

The negative publicity made to this product and to Dexia by Dutch media, the climate of public recriminations and complaints and the lawsuits engaged on many counts, have led the Group to seek reassuring its clients, but also defend its rights and reputation, in the interest of the company and its shareholders.

In an often hostile environment, the Bank has taken action in several areas:

- appointment of a management team dedicated to this crisis situation;
- nomination of an independent "Hardship Commission" mandated to settle the cases of customers facing problems;
- launch of a commercial offer including several options either to limit potential eventual losses, or to extend/reschedule at a lower cost the contracts ending with a residual debt;
- constitution of substantial provisions to cover the credit risks, the bank's undertaking to settle the "Hardship Commission" cases, and the cost of the commercial offer.

Dexia Bank Nederland is now, on the one hand, pursuing all legitimate actions to recover the sums owed by its debtors, and on the other hand actively defending itself against the claims. Some of these individual claims, submitted to the Dutch Securities Institute (DSI), have been ruled upon in the early part of 2004. In a press release dated February 4, 2004, the DSI has referred to its decisions, and commented on three aspects: the legal validity of the contracts, the bank's duty of care towards the customers, and the question of the deposit leasing contracts. Dexia, who does not agree with the DSI's approach on the questions of duty of care and of the treatment of the "deposit leasing" contracts, will appeal against the decisions. However, Dexia notes with satisfaction that the DSI has recognized the validity of the contracts and the adequacy of the documents utilized with the clients.

In this difficult case, Dexia has put in place all the management, legal and financial measures deemed necessary to monitor the situation as closely as possible, so that the problems linked to the Legiolease products – which were the core activity of Bank Labouchere long before its acquisition by Dexia – be resolved in the most equitable way for the bank and its clients.

Since May 2003, Dexia has reported each quarter on the evolution of the portfolio and risks (see quarterly presentations to the analysts, available on the Dexia Website).

A complete and detailed disclosure on this subject is made on pages 77-79.

DISCLOSURE ON DEXIA BANK NEDERLAND

Litigation contingency

Legal aspects

A number of disputes have arisen between Dexia Bank Nederland and its customers with respect to share leasing products. In general the claims that Dexia Bank Nederland is faced with are based on alleged:

- misleading information/error;
- failure to ascertain whether the share leasing product is suitable for a customer in view of his investment experience and objective and his financial situation ("duty of care");
- failure to obtain consent of spouse of customer;
- undue influence;
- canvassing;
- false and misleading oral statements by and conduct of intermediaries.

A number of individual claims were put to the Grievance Committee of the Dutch Securities Institute (DSI) (the "Committee"). DSI is a privately set-up foundation in which most of the regulated Dutch financial institutions participate. By offering private investors the opportunity to lodge a complaint with the Committee against participating banks and brokers, DSI and its participants provide these investors with a low threshold infrastructure for alternative dispute resolution. According to its regulations, the Committee makes its judgment in good faith and all reasonableness and based on the principles of the law of The Netherlands. If the Committee finds that the private investor's claim has merit, it may award the investor compensation, for example in the form of damages or waiver of debt. In one case, the Committee has ruled that the customer's contracts are voidable because they were entered into under the influence of error induced by oral statements made by the sales person. In eight other cases, some of which were concerning expired contracts, the Committee rejected claims based on misleading information/error so that the contracts were considered valid and the customer must perform its obligations. In one of these cases the Committee also ruled that in general Dexia Bank Nederland cannot be held liable for the actions of intermediaries. However, in all of these eight cases the Committee ruled that Dexia Bank Nederland had neglected its duty of care towards the customer, because it had not ascertained whether the customer could bear the financial burden of the share leasing contract. According to these rulings, Dexia Bank Nederland should have offered the customers a hedge against a decline of the share prices, thus avoiding that a debt would remain upon expiration of the contract. Since Dexia Bank Nederland did not offer such a hedge, the Committee ruled that Dexia Bank Nederland may only collect a remaining debt up to a maximum of 15 or 20% (depending on the term of the contract) of the initial purchase price of the underlying securities (i.e. the loan amount), being the cost of a hedge as estimated by the Committee. With respect to a deposit leasing product (i.e. a share leasing contract with respect to which the monthly payments were payable from a share deposit), the Committee ruled that a reasonably able and acting securities firm should not have offered a share deposit for the purpose of making the monthly payments for a share leasing contract. The damage that this customer may suffer as a result of that product must be compensated by Dexia Bank Nederland to an extent equal to 100% of the shortfall on the deposit. With respect to the share leasing contracts, the aforementioned 15/20% cap applies accordingly. Dexia Bank Nederland will appeal all these decisions.

A number of individual claims are also pending before Dutch Courts. In one such individual procedure before a District Court, the Court ruled that the contract was valid. However, the Court also ruled that Dexia Bank Nederland had breached its obligation to inform the customer of the risks connected with the share leasing product and ordered Dexia Bank Nederland to partially compensate that customer. This judgment was appealed by Dexia Bank Nederland.

Apart from complaints from individual clients, Dexia Bank Nederland also needs to address and respond to a number of collective complaints.

Stichting Leaseverlies, a foundation claiming to be supported by more than 90,000 customers with share leasing contracts, has initiated legal proceedings in the form of a collective complaint against Dexia Bank Nederland in January 2003. The foundation's object is to act for customers who have entered into share leasing contracts between 1995 and 2002. Stichting Leaseverlies claims that the advertising materials used by Dexia Bank Nederland were misleading. Dexia presented a statement of answer in June 2003. The case is pending.

Stichting Eegalease, a foundation claiming to be supported by more than 16,000 spouses of customers with share leasing contracts, has initiated legal proceedings in the form of a collective complaint against Dexia Bank Nederland in March 2003. The foundation's

object is to act for spouses of customers who have entered into share leasing contracts between 1995 and 2002. Stichting Eegalease claims that the spouses of the customers should have given his or her consent for the entering into the share leasing contracts and that without such consent contracts are void. The case is pending.

Stichting Leaseleed, a foundation representing 293 customers, has threatened to file a lawsuit against Dexia Bank Nederland. This relates to share leasing contracts with respect to which monthly payments are payable from a share deposit. Dexia Bank Nederland is currently in the process of discussing the possibility of a settlement. At the moment it is unclear whether a settlement will be reached.

In December 2002, Dexia sued Aegon, the former owner of Labouchere, on the basis that certain information should have been given by the seller to the buyer, and that certain warranties included in the purchase agreement have been breached. The case is pending.

The Dutch Ministry of Finance has established a committee that mediates between customers that have entered into share leasing contracts and financial institutions – Dexia Bank Nederland and others – that have sold those contracts. The object of the Committee Disputes Securities Leasing ("CGA") is to explore the possibilities for a general out of court settlement between the sellers of these products and their customers. The CGA is currently in the process of inviting the parties involved to a second round of discussions. Dexia will participate in these discussions, the outcome of which is still unclear.

Commercial offer/Hardship clause

In order to mitigate the credit risk, minimize the claims and restore good customer relationship, Dexia Bank Nederland proposed in 2003 a commercial offer to customers who, at maturity of their contract, may have a residual debt towards Dexia Bank Nederland exceeding the value of the underlying shares. Customers could choose between the following three options:

- repayment of the residual debt in instalments with no interest charge; or
- receive call options on the AEX index upon expiration of the contract in consideration for full repayment of principal or residual debt (as the case may be); or
- extend the term of the contract, at a reduced interest rate.

The commercial offer was made personally to all qualifying customers, and accepted by 47% of them. The customers who accepted the offer, have also waived their rights to initiate any further legal action against Dexia Bank Nederland with respect to their contracts.

Dexia Bank Nederland has also put in place measures allowing the settling of those cases where customers encounter financial difficulties (the so-called hardship clause). In particular, an independent Commission has been nominated to examine such cases, and provisions have been set aside to this effect.

Share leasing portfolio

The position as of December 31, 2003 of the share leasing products portfolio of Dexia Bank Nederland is described in the schedule on page 79.

Assessment and provisions

Although Dexia Bank Nederland considers its overall legal position with respect to the legal matters described above as robust, risks arising therefrom cannot be excluded. Dexia Bank Nederland has booked provisions for legal risks with respect to a limited number of individual cases where negative decisions have already been rendered in first instance (and notwithstanding the fact that Dexia Bank Nederland has appealed), or where the amounts can be estimated with a reasonable degree of certainty. With respect to other legal disputes, Dexia Bank Nederland has not booked provisions since Dexia Bank Nederland only books a provision when it believes that it is reasonably probable that an obligation exists and the amounts involved can be estimated with a reasonable degree of certainty.

PORTFOLIO AS OF DECEMBER 31, 2003

(in millions of EUR, except where indicated)	Number of contracts	Loan amount	Collateral	Lack of collateral
Total outstanding portfolio	369,258	3,268.6	2,116.8	
- contracts with sufficient collateral	37,817	171.6	248.8	77.1
- contracts with insufficient collateral	331,441	3,096.9	1,868.0	(1,229.0)
of which:				
- contracts with redemption or guaranteed capital	126,618	1,175.8	792.9	(382.9)
- contracts without redemption or guaranteed capital	204,823	1,921.1	1,075.1	(846.1)
of which:				
- accepted the Dexia offer (and signed the waiver)	101,406	934.5	524.3	(410.2)
- not accepted the Dexia offer	103,417	986.6	550.7	(435.9)

CONTRACTS THAT EXPIRED ON THE NORMAL TERMINATION DATE UP TILL DECEMBER 31, 2003

(in millions of EUR, except where indicated)	Number of contracts	Loan amount	Collateral	Lack of collateral
Total portfolio	98,129	1,111.7	709.6	
- contracts with sufficient collateral	27,640	185.4	221.2	35.9
- contracts with insufficient collateral	70,489	926.3	488.3	(438.0)
of which:				
- contracts with redemption or guaranteed capital	-	-	-	-
- contracts without redemption or guaranteed capital	70,489	926.3	488.3	(438.0)
of which:				
- accepted the Dexia offer (and signed the waiver)	22,019	267.6	125.7	(141.9)
- not accepted the Dexia offer	48,470	658.7	362.6	(296.0)

- This table shows the total number of share leasing contracts that are still in force and the contracts that have expired during the period 2002-2003.
- The loan amount relates to the original loan amount, minus redemptions made till reporting date and including future contractual delivery of shares (which will lead to an increase of the loan amount).
- Contracts can be split up into a category where a redemption of the loan amount takes place (during the term of the lease) or a capital amount at the end of the contract is guaranteed. These contracts did not qualify for the Dexia offer. Another category are the contracts without periodic redemption or guaranteed capital. These contracts qualified for the Dexia offer.
- In case of the contracts that did qualify for the Dexia offer, a split up is made into clients who have accepted the Dexia offer and clients who have not accepted the Dexia offer.

The shortfall on the deposit that clients may or already have suffered on products of which the deposit paid could be or already has been affected by market variations is approximately EUR 55 million.

V SHAREHOLDER INFORMATION

EVOLUTION OF THE CAPITAL

Date	Description	Number of shares issued	Number of shares Dexia Belgium	Number of shares Dexia France	
October 1996	Creation of Dexia Belgium and Dexia France		36,714,360	36,714,360	Oct. 23, 1996
During 1996,1997 and 1998	Employee share issues	149,113	36,714,360	36,863,473	Dec. 31, 1998
April 26 - May 10, 1999	Public exchange offer for Dexia BIL[1]	6,422,340	39,925,530	40,074,643	June 30, 1999

Date	Description	Number of shares issued	Number of shares Dexia	
Nov. 13, 1999 - Jan. 17, 2000	Public exchange offer on Dexia France[2]	40,515,116	80,440,646	Dec. 31, 1999
May 24 - June 13, 2000	Share issue[3]	16,000,000	96,440,646	June 20, 2000
During 2000	Employee share issue[4]	1,107,589	97,548,235	Dec. 31, 2000
March 30, 2001	Warrants exercise	1,500	97,549,735	March 30, 2001
June 18, 2001	Share split (ten new shares for one existing share)		975,497,350	June 18, 2001
July 3, 2001	Capital increase Artesia BC[5]	178,934,630	1,154,431,980	July 3, 2001
Dec. 12, 2001	Employee share issue[6]	12,381,184	1,166,813,164	Dec. 28, 2001
Dec. 24, 2002	Employee share issue[7]	14,289,387		
During 2002	Warrants exercise	583,301	1,181,685,852	Dec. 31, 2002
May 9, 2003	Cancellation treasury shares	(16,702,715)	1,164,983,137	May 9, 2003
Sept. 30, 2003	Warrants exercise	58,250	1,165,041,387	Sept. 30, 2003
Dec. 22, 2003	Warrants exercise	49,359		
Dec. 22, 2003	Employee share issue[7]	10,131,934	1,175,222,680[8]	Dec. 31, 2003

1 Public exchange offer for the BIL shares not already held by the Dexia Group.
2 Formation of the Dexia holding company through a public exchange offer and simplified public exchange offer by Dexia Belgium for Dexia France. Under the terms of the offer, 41 new Dexia shares were exchanged for 40 Dexia France shares.
3 *The purpose of this share issue was to finance part of the cost of acquiring FSA and Bank Labouchere.*
4 797,194 shares issued to employees plus 34,389 shares created upon exercise of warrants issued in France in 1995.
5 Acquisition of Artesia Banking Corporation. Arcofin received 178,934,630 new shares issued in the framework of a reserved capital increase.
6 12,023,434 shares issued to employees (December 12, 2001) plus 357,750 shares created upon exercise of warrants during the second half of 2001.
7 Employee share issue of Dexia SA - for further information, see 'Employee Share Issue - Management Compensation Scheme' on page 26.
8 As of December 31, 2003, Dexia's capital amounted to EUR 4,786,164,418.

TREASURY SHARES AND EMPLOYEE SHAREHOLDING

	2001	2002	2003
Treasury shares	11,867,710	20,082,005	32,546,412
% of capital	*1.0%*	*1.7%*	*2.8%*
Employee shareholding	26,308,006	41,270,372	48,600,014
% of capital	*2.3%*	*3.5%*	*4.1%*

SHAREHOLDERS' BASE AS OF DECEMBER 31, 2003

TOTAL NUMBER OF SHARES OUTSTANDING: 1,175,222,680

Non-identified shareholders:	8.74%
Identified institutional investors:	27.66%
of which:	
Belgium:	*6.32%*
France:	*8.84%*
Other countries:	*12.51%*
Estimated individual shareholders:	13.04%



Shareholders with more than 5% of the capital: 43.66%	
of which:	
Arcofin:	*15.29%*
Holding Communal:	*14.93%*
Groupe CDC:	*7.71%*
Ethias:*	*5.73%*
Treasury Shares: 2.77%	
Staff and Management: 4.14%	

* Ethias is the new name of Smap Group

EVOLUTION OF THE NUMBER OF SHARES

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
Number of shares	804,406,460	975,482,350	1,166,813,164	1,181,685,852	1,175,222,680
of which treasury shares	*23,005,560*	*21,321,110*	*11,867,710*	*20,082,005*	*32,546,412*
Number of options	3,364,150	10,099,640	18,331,214	31,809,349	43,301,416
Total number of current/potential future shares[1]	**807,770,610**	**985,581,990**	**1,185,144,378**	**1,213,495,201**	**1,218,524,096**
Average weighted number of shares[2]	774,762,770	870,841,830	1,137,242,884	1,150,867,134	1,157,363,982

DATA PER SHARE

	1999	2000	2001	2002	2003
Earnings per share in EUR[3]	0.98	1.15	1.25	1.13	1.24
Net assets without GBRR Group share (in EUR)[4]	6.64	6.41	6.73	7.20	7.68
Net assets with GBRR Group share (in EUR)[4]	8.54	8.02	8.39	8.79	9.25
Gross dividend (in EUR)	0.39	0.43	0.48	0.48	0.53[5]
Net dividend (in EUR)[6]	0.29	0.32	0.36	0.36	0.40[5]

STOCK MARKET RATIOS

	1999	2000	2001	2002	2003
Payout ratio (in %)[7]	41.4	41.9	39.3	43.0	42.1[8]
Price-earnings ratio (P/E)[9]	16.5	16.8	12.9	10.4	11.0
Price to book ratio[10]	1.9	2.4	1.9	1.3	1.5
Annual yield (in %)[11]	2.4	2.2	3.0	4.1	3.9

STOCK EXCHANGE DATA

	Dec. 31, 2002	Dec. 31, 2003
Total number of shares	1,181,685,852	1,175,222,680
Price (in EUR)[12]	11.75	13.65
Stock market capitalization (in millions of EUR)	13,885	16,036

Stock Exchange	Brussels	Paris
Share price as of Dec. 31, 2002 (in EUR)	11.83	11.67
Share price as of Dec. 31, 2003 (in EUR)	13.66	13.63
Highest price / Lowest price (in EUR)	13.81/7.10	13.80/7.11
Average daily trading volume (in millions of EUR)	15.87	28.47
Average daily trading volume (in thousands)	1,397	2,517

1 See also "Legal Information" on www.dexia.com.
2 Excluding shares held in treasury stocks.
3 Net income / average weighted number of shares.
4 Net assets after deduction of treasury shares (based on the number of shares at year-end).
5 Proposed dividend.
6 After deduction of a 25% Belgian withholding tax (the deduction is reduced to 15% for securities with a VVPR strip).
7 Total dividend / net income.
8 Based on proposed dividend.
9 Average share price as of December 31 / earnings per share for the year.
10 Average share price as of December 31 / net assets (including GBRR - Group share) per share as of December 31.
11 Gross dividend per share / average share price as of December 31.
12 Average of closing prices on Euronext Brussels and Euronext Paris.

REPURCHASE OF SHARES

Pursuant to a decision of the Extraordinary Shareholders' Meeting of May 14, 2003 and in accordance with article 620 of the Belgian Company Code, Dexia has been authorized to buy back its own shares up to a maximum of 10% of its subscribed capital over a period of 18 months as from the date of the Extraordinary Shareholders' Meeting's decision. For the calculation of said 10% threshold, the Belgian Company Code provides that the shares held by direct subsidiaries of Dexia SA must also be taken into consideration.

On January 1, 2003, Dexia SA and its direct subsidiaries already held 18,109,525 own shares. The Board of Directors of Dexia SA of March 13, 2003 decided to propose to the Extraordinary Shareholders' Meeting of May 14, 2003 the cancellation of all Dexia shares directly held by Dexia SA as of March 13, 2003, i.e. 16,702,715. Cancellation of own shares is indeed of the exclusive competence of the Extraordinary Shareholders' Meeting.

The Extraordinary Shareholders' Meeting held on May 14, 2003, resolved to cancel the 16,702,715 own shares directly held by Dexia SA.

During the year 2003, Dexia SA and its direct subsidiaries have acquired 31,138,152 own shares (taking into account sales realized by Dexia SA and its direct subsidiaries). The total number of own shares held by Dexia SA and its direct subsidiaries as of December 31, 2003 is 32,544,962[1], representing 2.77% of the share capital of Dexia SA.

As of March 4, 2004, the total number of own shares held by Dexia SA and its direct subsidiaries is 40,638,107, representing 3.46% of the share capital of Dexia SA.

As of March 4, 2004, the total number of own shares directly held by Dexia SA amounts to 39,281,037. Cancellation of these 39,281,037 own shares will be proposed by the Board of Directors of Dexia (meeting of March 4, 2004) to the Extraordinary Shareholders' Meeting to be held on May 12, 2004.

STOCK MARKET COMMENTS

The market was depressed at the start of the year due to a difficult international context. The end of the military operation in Iraq however helped close out this period of doubt. Since then, growth has been uninterrupted, bringing to an end three years of depressed stock markets.

1 For accounting purposes, the total amount of treasury shares is 32,546,412. This figure includes 1,450 shares owned by an indirect subsidiary of Dexia SA.

STOCK PERFORMANCE OF DEXIA FROM JANUARY 2, 2003



2003
2004
EUR 20
18
16
14
12
10
8
6
01/02/2003
01/19/2003
02/05/2003
02/22/2003
03/11/2003
03/28/2003
04/14/2003
05/01/2003
05/18/2003
06/04/2003
06/21/2003
07/08/2003
07/25/2003
08/11/2003
08/28/2003
09/14/2003
01/10/2003
10/18/2003
11/04/2003
11/21/2003
12/08/2003
12/25/2003
01/11/2004
01/28/2204
02/25/2004
Average Dexia
Dow Jones EuroStoxx Banks
Dow Jones EuroStoxx50

VALUE AS OF FEBRUARY 25, 2004 OF EUR 1,000 INVESTED AT THE THREE DATES INDICATED BELOW


CAC 40
851
1,848
2,599
EuroStoxx Banks
1,036
2,389
3,841
EuroStoxx50
814
1,838
3,844
BEL20
852
1,558
3,075
Dexia
1,181
2,612
6,867
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
EUR
September 16, 1999 (unification of Dexia)
November 20, 1996 (creation of Dexia)
December 31, 1991 (IPO of Crédit local de France)
Calculation made on return indices
and for Dexia on reinvested dividends

There was an effective economic upturn in the United States. The NYSE indices posted impressive growth, fuelled by the excellent performance of technology shares. The Nasdaq increased its value by over 50% and the Dow Jones by over 25%.

The euro stole the show in Europe, where the appreciation of the pan-European currency by over 20% against the US dollar did not harm the old world's stock markets after all. Performances fell only where major scandals hit. The DAX posted the largest rise, growing over 37% on the back of the first signs of an economic upswing in Germany and speculation regarding a possible restructuring of the German banking sector. The calmer CAC 40 grew by 16.1%, whereas the Footsie and the BEL20 gained 13.6% and 10.8% respectively. The Ahold scandal shook Amsterdam, which rose only 4.6%, and Milan suffered too, as the fraudulent bankruptcy of Parmalat in the last days of December wiped out much of the growth realized by the Mib30 (+11.8%).

In terms of the EuroStoxx sectors, 2003's big winner was banking, buoyed by speculation on the German banks, the Crédit Agricole-Crédit Lyonnais merger, excellent results posted by French banks and the revival of Italian banks. And we cannot forget the strong contribution of Spanish bank Santander Central Hispano. Their 43.6% growth also played a part in the strong growth of EuroStoxx Banks, which increased in value by almost 31% compared with 2003.

Outside the euro zone, performances were less strong, with Stoxx Banks adding 21.7% over the same period.

After two years of negative growth, Dexia shares saw their fortunes revive significantly on a very nervous market, particularly in the first quarter. At year end 2003, Dexia posted growth of 16.1% (16.8% in Paris and 15.5% in Brussels). The share price was highly volatile with a 94% swing between the year's lowest quotation – 7.10 EUR on March 11 – and the year's highest at 13.81 EUR achieved on November 10. Dexia outperformed the two domestic indices. Their growth respectively was 10.8% for the BEL20 and 16.1% for the CAC 40 (16.12% to be precise, compared with Dexia's 16.13%). Dexia also outperformed the EuroStoxx50, which increased its value by 15.6%. Dexia's growth did trail that of EuroStoxx Banks however, which achieved a 31% increase over 2003, for the abovementioned reasons.

To conclude, since the establishment of the Group in 1996, Dexia's growth has been predominantly positive, with year-on-year growth of 9.8%. Counting from Crédit local de France's initial quotation in 1991, this figure is even higher, with year-on-year growth of 13.2%.

STOCK MARKET INDICES

The Dexia share is a component of several and Paneuropean stock market indices.

The table below drawn up as of December 31, 2003 summarizes the position and Dexia's weightings in each of these indices.

In April 1998, Dexia signed the United Nations declaration on the environment and sustainable development. This, and its commitment to sustainable development is why Dexia has been selected to be a part of the following indices:

- Dow Jones Sustainability Index "World";
- ASPI Eurozone;
- FTSE Good "Europe" and "World" indices;
- Ethibel Sustainability Index (ESI) "Europe" and "World".

Dexia's shares are quoted on the Euronext Brussels, Euronext Paris and Luxembourg stock exchange.

INDICES

Index	Weighting	Position	Number of companies
BEL20	17.09%	2	20
CAC 40*	1.58%	22	40
Euronext100	1.22%	23	98
FTSE Eurotop100	0.38%	84	102
Dow Jones EuroStoxx Banks	2.15%	14	50 (Size index)
MSCI Europe Banks	1.29%	19	45

* As of December 1, 2003, the rule of the weighting factor has been applied on the CAC 40 index.

DIVIDEND

The shareholders' meeting of May 12, 2004 to approve the financial statements for 2003 will decide upon the amount of the dividend based on the recommendations of the Management Board. These are currently[1] as follows:

PAYOUT RATIO AND DIVIDEND PER SHARE



Payout ratio
40.9%
40.9%
41.4%
41.9%
39.3%
43.0%
42.1%²
Dividend (in EUR)
0.6
0.5
0.4
0.3
0.2
0.1
0
0.27
0.32
0.31
0.36
0.39
0.43
0.48
0.48
0.53³
+10.4%
1997
1998
1999
2000
2001
2002
2003
Dexia France
Dexia Belgium
Dexia

1 As this Activity Report goes to press.
2 Based on proposed dividend.
3 Proposed dividend.

VI CONSOLIDATED FINANCIAL STATEMENTS

DEXIA - CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)[1]

ASSETS

in millions of EUR		Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
I.	Cash, central banks and postal checking accounts	1,566	2,198	3,010
II.	Government securities eligible for central bank refinancing	7,642	10,886	5,977
	A. Banking activity and other	*7,513*	*8,713*	*5,769*
	B. Insurance activity	*129*	*2,173*	*208*
III.	Interbank loans and advances	39,018	29,841	29,696
	A. Sight	*4,636*	*2,523*	*3,596*
	B. Other	*34,382*	*27,318*	*26,100*
IV.	Customer loans	156,404	157,773	161,941
V.	Bonds and other fixed-income securities	110,369	117,009	115,351
	A. Banking activity and other	*103,661*	*101,588*	*101,719*
	1. Government bonds	*35,872*	*36,345*	*38,269*
	2. Other bonds	*67,789*	*65,243*	*63,450*
	B. Insurance activity	*6,708*	*15,421*	*13,632*
VI.	Equities and other variable-income securities	6,411	4,906	5,157
	A. Banking activity and other	*3,165*	*2,007*	*1,878*
	B. Insurance activity	*3,246*	*2,899*	*3,279*
VII.	Long-term investments	1,434	1,883	1,443
	A. Investments accounted for by the equity method	*535*	*494*	*526*
	B. Investments at cost	*899*	*1,389*	*917*
	1. Banking activity and other	*861*	*1,282*	*849*
	2. Insurance activity	*38*	*107*	*68*
VIII.	Intangible assets	1,044	1,100	949
	A. Formation expense and other intangible assets	*245*	*258*	*232*
	B. Goodwill arising on consolidation	*799*	*842*	*717*
IX.	Property and equipment	1,995	1,838	1,811
X.	Unpaid capital	0	0	0
XII.	Treasury stock	105	232	425
XIII.	Other assets	4,676	5,632	6,125
	A. Banking activity and other	*3,916*	*4,848*	*5,403*
	B. Insurance activity	*760*	*784*	*722*
XIV.	Accruals and other assets	20,716	17,626	18,003
	Total assets	351,380	350,924	349,888

1 Restated for 2001 and 2002.

DEXIA - CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)[1]

LIABILITIES AND SHAREHOLDERS' EQUITY

	in millions of EUR	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
I.	Interbank loans and deposits	77,079	68,176	68,088
	A. Sight	*8,464*	*7,278*	*4,736*
	B. Time	*68,615*	*60,898*	*63,352*
II.	Customer deposits	84,007	85,322	92,343
	A. Savings accounts	*18,630*	*19,917*	*22,012*
	B. Other deposits	*65,377*	*65,405*	*70,331*
	1. Sight	*22,861*	*22,713*	*24,232*
	2. Time	*42,516*	*42,692*	*46,099*
III.	Debt securities	140,861	146,505	134,905
	A. Banking activity and other	*139,840*	*137,444*	*134,566*
	1. Notes and other bonds	*94,063*	*94,103*	*82,969*
	2. Other	*45,777*	*43,341*	*51,597*
	B. Insurance activity	*1,021*	*9,061*	*339*
IV.	Other liabilities	4,952	5,413	4,108
	A. Banking activity and other	*3,964*	*4,245*	*2,911*
	B. Insurance activity	*988*	*1,168*	*1,197*
V.	Accruals and other liabilities	17,042	17,458	20,886
VI.	Provisions	10,166	10,821	12,079
	A. Provisions for contingencies and charges[2]	*1,284*	*1,471*	*1,282*
	B. Provisions for deferred taxes	*778*	*971*	*644*
	C. Technical provisions of insurance activity	*8,104*	*8,379*	*10,153*
VII.	General banking risks reserve	1,925	1,842	1,793
VIII.	Subordinated debt and hybrid capital instruments	6,243	5,583	5,411
	A. Banking activity and other	*6,235*	*5,575*	*5,403*
	B. Insurance activity	*8*	*8*	*8*
IX.	Capital stock	4,685	4,744	4,786
X.	Additional paid-in capital	8,773	8,846	8,915
X.bis	Commitments to capital increase	0	0	0
XI.	Retained earnings	1,511	1,056	1,070
XII.	Revaluation reserve	17	8	8
XIV.	Negative goodwill	316	318	333
XIV.bis	Deducted goodwill	(8,474)	(7,135)	(6,602)
XV.	Cumulative translation adjustments	83	(46)	(151)
XVI.	Minority interests	669	628	403
XVII.	Net income for the year	1,525	1,385	1,513
	A. Net income for the year - part of the Group	*1,426*	*1,299*	*1,431*
	B. Minority interests in net income for the year	*99*	*86*	*82*
	Total liabilities and shareholders' equity	351,380	350,924	349,888

1 Restated for 2001 and 2002.

2 The part of provision related to Legiolease is discussed on pages 77-79.

DEXIA - CONSOLIDATED OFF-BALANCE SHEET ITEMS[1]

in millions of EUR		Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
I.	Contingencies	18,846	23,653	26,745
II.	Financing commitments	48,028	50,137	59,222
III.	Assets entrusted to the Group	282,421	276,098	296,306
IV.	Uncalled amounts of share capital	81	41	37
V.	Commitments received	165,707	172,984	162,534
	A. Financing commitments	*7,066*	*11,002*	*7,363*
	B. Guarantees received	*73,077*	*74,120*	*78,336*
	C. Commitments received by insurance companies	*85,564*	*87,862*	*76,835*
VI.	Foreign currency transactions	210,887	194,299	186,003
	A. Amounts receivable	*105,157*	*96,945*	*91,943*
	B. Amounts to be delivered	*105,730*	*97,354*	*94,060*
VII.	Financial futures	1,187,966	1,375,782	1,420,862
VIII.	Securities transactions	13,568	12,974	4,005
VIII.	Other commitments	332,313	334,193	297,962
	A. Banking activity and other	*11,916*	*7,223*	*1,361*
	B. Insurance activity	*320,397*	*326,970*	*296,601*

1 Restated for 2001 and 2002.

DEXIA - CONSOLIDATED STATEMENT OF INCOME[1]

	in millions of EUR	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
I.	Interest income	18,325	15,782	14,142
	A. Interest income on interbank transactions	*4,291*	*3,375*	*3,504*
	B. Interest income on customer transactions	*8,602*	*7,801*	*6,866*
	C. Interest income on bonds and other fixed-income securities	*5,432*	*4,606*	*3,772*
II.	Interest expense	(15,774)	(12,923)	(11,044)
	A. Interest expense on interbank transactions	*(5,887)*	*(4,594)*	*(4,316)*
	B. Interest expense on customer transactions	*(2,495)*	*(2,328)*	*(1,811)*
	C. Interest expense on bonds and other fixed-income securities	*(7,392)*	*(6,001)*	*(4,917)*
III.	Income from variable-income securities	137	101	74
	A. Equities and other variable-income securities	*70*	*39*	*27*
	B. Long-term investments	*67*	*62*	*47*
IV.	Commission income	1,347	1,217	1,142
V.	Commission expense	(196)	(277)	(203)
VI.	Income from financial transactions	916	462	257
VII.	Other banking income	547	384	336
X.*	Other banking expense	(367)	(309)	(283)
XXII.**	Technical and financial margin of insurance activities	696	720	739
	Net banking income	**5,631**	**5,157**	**5,160**
VIII.*	General operating expense	(2,998)	(2,854)	(2,754)
	A. Staff costs	*(1,600)*	*(1,587)*	*(1,442)*
	1. Payroll expense	*(1,271)*	*(1,241)*	*(1,123)*
	2. Social security costs	*(329)*	*(346)*	*(319)*
	B. Other general operating expense	*(1,021)*	*(898)*	*(921)*
	1. Taxes other than on income	*(34)*	*(90)*	*(78)*
	2. Other general operating expense	*(987)*	*(808)*	*(843)*
	C. Network commissions	*(331)*	*(312)*	*(340)*
	D. Deferred acquisition costs	*(46)*	*(57)*	*(51)*
IX.	Depreciation and amortization	(325)	(183)	(302)
	Operating income before allowances	**2,308**	**2,120**	**2,104**
XI.	Net losses and allowances for loan losses and off-balance sheet items	(295)	(722)	(176)
XII.	Net gains and recoveries of allowances on long-term investments	13	(36)	15
XIII.	Net allocation to the general banking risks reserve	41	82	7
XIV.	Amortization of goodwill of fully-consolidated companies	(56)	(57)	(131)
	Operating income after allowances	**2,011**	**1,387**	**1,819**
XV.	Exceptional income	0	0	0
XVI.	Exceptional expense	0	0	0
XVII.	Corporate income tax	(534)	(58)	(362)
	A. Current taxes	*(542)*	*(345)*	*(503)*
	B. Deferred taxes	*8*	*287*	*141*
	Income after taxes of fully-consolidated companies	**1,477**	**1,329**	**1,457**
XVIII.	Income and losses from companies accounted for by the equity method	58	66	67
	A. Income	*77*	*77*	*71*
	B. Losses	*(19)*	*(11)*	*(4)*
XIX.	Depreciation and amortization of goodwill of companies accounted for by the equity method	(10)	(10)	(11)
	Net income before minority interests	**1,525**	**1,385**	**1,513**
XX.	Minority interests	99	86	82
XXI.	Net income - part of the Group	1,426	1,299	1,431

* In order to express the "Net banking income", this heading was transferred keeping the numbers of the European directive 86/635.

** To include the net income of the insurance activity in the net banking income, whilst keeping the numbers of the European directive 86/635.

1 Restated for 2001 and 2002.

The consolidated financial statements are established on the basis of the consolidated and harmonized financial statements of the Dexia Group's operating entities, i.e. Dexia Bank, Dexia Crédit Local and Dexia BIL.

They are presented in accordance with the principles and rules of the European directives regarding the annual (4th directive of July 27, 1978) and consolidated (7th directive on June 13, 1983) financial statements of banking institutions and the recommendations of Belgian and French regulatory authorities.

The layout applicable to the credit institutions was adapted in order to take into account the specificities of the activities of insurance companies.

The principles and policies applied in the preparation of the consolidated financial statements are in accordance with European directives and with the Royal Decree of September 23,1992 relating to the annual and consolidated statements of credit institutions.

Only some valuation rules have not been harmonized yet but the differences do not have a significant impact on the present financial statements.

CONTACTS

ROBERT BOUBLIL, DIRECTOR OF INVESTOR RELATIONS

Investor Relations Officers

Brussels

Peter De Baere
Tel.: (32) 2 213 57 46
e-mail: peter.debaere@dexia.com

Anne Garsoux
Tel.: (32) 2 213 57 49
e-mail: anne.garsoux@dexia.com

Fax: (32) 2 213 57 80

Paris

Thomas Guittet
Tel.: (33) 1 43 92 80 34
e-mail: thomas.guittet@dexia.com

Fax: (33) 1 43 92 71 07

FINANCIAL CALENDAR

DATES	EVENTS
May 12, 2004	Annual Shareholders' Meeting
	Publication of the results as of March 31, 2004
June 11, 2004	Payment of the 2003 dividend
September 2, 2004	Publication of the results as of June 30, 2004
November 16, 2004	Publication of the results as of September 30, 2004

FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JA
MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2
Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTE
MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBR
Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY
OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMB
JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMB
MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2
Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTE
FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JA
MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2
Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTE
Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4:OCTOBER, NOVEMBER & DECE
Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY
OCTOBER, NOVEMBER & DECEMBER - Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMB
JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMB

Dexia
Square de Meeûs 1
B-1000 Brussels

Investor Relations Department

Square de Meeûs 1
B-1000 Brussels
Tel.: (32) 2 213 57 46 - 57 49
Fax: (32) 2 213 57 80

7-11, quai André Citroën
F-75901 Paris cedex 15
Tel.: (33) 1 43 92 80 34
Fax: (33) 1 43 92 71 07

SDXI 0027-5 03-04